UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update:
- ☐ Form C/A: Amendment to Offering Statement:
- ☐ Check box if Amendment is material and investors must reconfirm within five business days
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer:

Buffalo Chip Global Inc.

Legal status of issuer, Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of organization:

June 30, 2025

Physical address of issuer:

1100 Brickell Bay Drive, Suite 66E
Miami, Florida 33131

Website of issuer:

www.buffalochipglobal.com

Is there a co-issuer?

No

Name of qualified third party which the Offering will utilize:

The escrow account will be at Tristate Capital Bank who is acting as the qualified third party for this Offering.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Upon successful completion of the offering and/or upon each closing and disbursement of funds from escrow, the intermediary shall be entitled to a non-refundable success fee equal to 5% of the gross proceeds raised from the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

A non-refundable, one-time administrative fee of $5,000.00 was paid to the intermediary to cover required due diligence, creation of issuer's offering page, implementation of investment and payment processing software and setting up and maintaining the Regulation Crowdfunding required escrow account.

Type of security offered:

Class C Common Stock (non-voting)

Target number of securities to be offered:

625

Price (or method for determining price):

$16.00 per share. The price was determined internally by the Company's management based on internal criteria and is not based on any third-party valuation criteria or other independent valuation formula.

Target offering amount:

$10,000.00. Target offering has already been met as of the date of this Form C/A filing.

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

Other: At the Company's discretion.

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the Target Offering Amount:

Deadline was 11:59 PM Pacific on October 31, 2025, however the Company reached its target offering amount prior to this Form C/A filing.

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	June 30, 2025	**Prior fiscal years-end (2023-2024)**
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$71,370	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$(71,370)	N/A

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH

LICENSE IN ANY OTHER JURISDICITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and Offering Statement and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

For Buffalo Chip Global Inc.

/s/ Mark Advent
Mark Advent
Chief Executive Officer, Chief Financial Officer and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A and Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Advent
Mark Advent
Chief Executive Officer, Chief Financial Officer and Director

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Offering Statement
Part II of Offering Document (Exhibit A to Form C/A)
Dated: September 8, 2025, Amending Form C dated July 31, 2025



Buffalo Chip Global Inc.
(A Delaware Corporation)
1100 Brickell Bay Drive, Suite 66E
Miami, Florida 33131
702-210-9963
https://buffalochipglobal.com

Up to $5,000,000.00 of Non-Voting Class C Common Stock (312,500 shares) in Buffalo Chip Global Inc. at $16.00 per share.

Target Offering Amount: $10,000.00

All voting rights are held by Class A Common Shareholders and Class B Common Shareholders, and those classes of shares are not being sold in this offering.

This offering will commence upon filing of this Form C/A and Offering Statement with the Securities and Exchange Commission and will terminate the earlier of (a) once the maximum offering amount is reached or (b) July 30, 2026, unless the Company determines in its sole discretion to terminate the offering earlier.
.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 16 THROUGH PAGE 57 BEFORE MAKING AN INVESTMENT IN THIS COMPANY

NOTICE REGARDING PARALLEL OFFERING

BUFFALO CHIP GLOBAL INC. IS CONDUCTING A SEPARATE PRIVATE PLACEMENT SOLELY FOR ACCREDITED INVESTORS WHO WISH TO INVEST $25,000.00 OR MORE UNDER RULE 506(C) OF REGULATION D. WHILE ACCREDITED INVESTORS INVESTING BELOW $25,000.00 MAY INVEST IN THE REGULATION CROWDFUNDING OFFERING, AND ACCREDITED INVESTORS WHO WISH TO INVEST $25,000.00 AND

ABOVE MAY ALSO INVEST IN THIS REGULATION CROWDFUNDING OFFERING, THE SECURITIES OFFERED UNDER THE REGULATION D, RULE 506(C) PARALLEL OFFERING (I) ARE NOT BEING OFFERED OR SOLD UNDER A REGULATION CROWDFUNDING EXEMPTION, (II) HAVE A DIFFERENT VALUATION AND A LOWER SHARE PRICE BUT HAVE THE SAME RIGHTS, PREFERENCES, AND PRIVILEGES, AND (III) MAY BE OFFERED THROUGH MATERIALS NOT AVAILABLE TO REGULATION CROWDFUNDING INVESTORS. BY INVESTING IN THE REGULATION CROWDFUNDING OFFERING YOU ACKNOWLEDGE THAT (A) YOU ARE NOT RELYING ON ANY INFORMATION REGARDING THE REGULATION D PRIVATE PLACEMENT OFFERING, (B) YOU MAY EXPERIENCE DILUTION RELATIVE TO ACCREDITED INVESTORS WHO PURCHASE STOCK IN THE REGULATION D PRIVATE PLACEMENT OFFERING AND THAT (C) YOU HAVE READ AND UNDERSTAND ALL SECTIONS OF THIS FORM C/A AND OFFERING STATEMENT RELATING TO THE CONCURRENT REGULATION D OFFERING. PLEASE REVIEW THE SECTIONS BELOW “CONCURRENT REGULATION D OFFERING” AND “OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES” FOR MORE DETAILS.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE

SECTION OF THIS FORM C/A AND OFFERING STATEMENT TITLED "RISK FACTORS" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO APPLICABLE STATE AND FEDERAL LAW. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

Forward Looking Statements

This Form C/A and Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A and Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A and Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A and Offering Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A and Offering Statement. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

SUMMARY OF THE OFFERING

Company: Buffalo Chip Global Inc.

Address: 1100 Brickell Bay Drive, Suite 66E, Miami, Florida 33131

State of Incorporation: Delaware

Date Organized: June 30, 2025

Terms: Class C Common Stock (the "Shares") in
                                      Buffalo Chip Global Inc. at $16.00 per Share.

Target Offering Amount: $10,000.00 | 625 Shares

Offering Maximum: $5,000,000.00 | 312,500 Shares

Type of Security Offered: Class C Common Stock

Purchase Price of
Security Offered: $16.00

Minimum Investment
Amount (per investor): $480.00 (30 Shares)

The date of this Form C/A
and Offering Statement: July 31, 2025

THE COMPANY AND ITS BUSINESS

Company Overview

Buffalo Chip Global Inc. (the "Company," "Issuer," or "We") is a U.S.-based corporation formed on June 30, 2025. The Company has obtained the rights to develop various businesses and products related to the Sturgis Buffalo Chip®, a recognized leader in music, recreation and motorcycle lifestyle experiences. As a Delaware corporation, the Company is established for the general purpose of transacting any lawful business for which a corporation may be formed in the State of Delaware.

The Company's Chief Executive Officer, Chief Financial Officer and sole Director is Mark Advent. The corporate offices are located at 1100 Brickell Bay Drive, Suite 66E, Miami, Florida 33131. Mark Advent can be reached at 702-210-9963 or via email at markadvent@aol.com. The Company is partially relying on this offering to fund its startup and ongoing business activities. Consequently, as of the date of this Form C/A and Offering Statement, the Company possesses only limited assets contributed by the founders and early investors. Moreover, the Company will require substantial additional funding beyond what is raised in this Offering to fully implement its business plan and strive for profitability.

Introduction

Mark Advent, developer and founder of Buffalo Chip Global Inc., is the creative force behind the iconic New York New York casino hotel located in Las Vegas, Nevada. On April 3, 2025, he entered into an agreement through an affiliated entity with Buffalo Chip Campground, LLC, which holds the intellectual property and development rights for what is known as The Legendary Buffalo Chip, located in Sturgis, South Dakota.

The founder of the Sturgis Buffalo Chip, Rod "Woody" Woodruff, has dedicated over four decades to transforming the Sturgis Buffalo Chip into a beloved American entertainment and lifestyle icon.

The collaboration between Advent and Woodruff has initiated an ambitious journey to expand and elevate the Buffalo Chip brand.

The License

The Buffalo Chip License Agreement (the "License") was executed on April 3, 2025, between Buffalo Chip Campground, LLC (the "Licensor"), a South Dakota limited liability company owned and controlled by Rod "Woody" Woodruff that owns and operates the legendary Sturgis Buffalo Chip marks, and Double Rainbow LLC, a Delaware limited liability company owned and controlled by Mark Advent. , on or about July 30, 2025 who then sublicensed the rights to the Company (together with the Double Rainbow LLC and Advent Licensing LLC, collectively or individually, the "Licensee"). The License is attached to this Form C/A filing as Exhibit 10. Note that certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

The Company will pay a $350,000.00 annual license fee to Advent Licensing LLC in perpetuity during the sublicense and this annual fee will have an index increase of 1.5% per annum annually starting in year five of the sublicense.

The License gives the Licensee an exclusive right to commercialize the entire portfolio of registered and unregistered Buffalo Chip intellectual property—including trademarks, trade dress, copyrighted content, and any new marks developed in the future—across a broad array of hospitality, casino, entertainment and leisure projects in the United States and, eventually, overseas as potential opportunities are prospected and explored through business development initiatives. Any new marks created by either the Licensee or the Licensor remain owned by the Licensor, but the Licensee administers the exploitation of the brand.

The License runs for 99 years and renews automatically for successive 99-year terms as long as the Licensee stays in good standing. The License covers the entire United States except for six Midwestern states—Iowa, Minnesota, Nebraska, North Dakota, South Dakota and Wyoming—which remain reserved for the Licensor's own use. The Licensor also initially agrees to not compete against Licensee in Arizona, certain parts of southern California, Mississippi, Nevada or Utah for a period of time and, as long as certain requirements of the License are met related to the first project. Once a first project opens, the Licensee enjoys exclusivity in those states for the remainder of the License.

Development milestones are critical. The first project is anticipated to be in Nevada and must be presented to the Licensor prior to the expiration of 36 months following the effective date of the License, and must include an active contract offer and response to secure the land, or if construction has not commenced for any reason, other than Force Majeure, before the expiration of 48 months from the effective date of the License, then either party to the License may elect to terminate the License by providing written notice to the other party no later than one 120 days prior to termination. If such notice is given, unless a written and signed extension is otherwise mutually agreed between the Licensor and Licensee before the expiration of that notice period, the License automatically terminates. After the first project opens, the Licensee has 12 months to present a second site, failing which the Licensor may terminate certain exclusivity. Once Licensee has presented to Licensor the selected site for a third project (including an active contract offer and response to secure the land), Licensor expands the territory of the License to include any and all international territories not yet licensed by Licensor, for a ten-year period of exclusivity for Licensee.

In exchange for these rights, the Licensee must make a blend of payments that align the Licensor's interests with each project's performance. The Licensor also receives a 10% equity stake in the Licensee's ownership of each project—or, if a joint-venture structure is used, 10% percent of whatever stake Licensee holds—coupled with strong minority protections and no obligation to participate in future capital calls. To compensate the Licensor for locking up the brand while projects are still in development, the Licensee pays an annual fee per project after certain funding and construction milestones are met.

Upon opening of Licensee's first project involving a casino, Licensor receives an annual royalty per year. Many revenue streams (including merchandise sales, event revenue, box office revenue, memberships, consignment sales, site rentals, wedding chapel receipts, residential rent, vacation-club sales, timeshare sales; hotel-motel stays, real-estate conveyances and food-and-beverage gross) are subject to layered percentage royalties.

To protect the integrity of the brand and the Licensor's revenue, the License imposes rigorous reporting and audit procedures. Licensee must keep GAAP books and deliver detailed monthly remittance sheets, quarterly royalty statements and full annual tax returns. The Licensor has audit rights and insurance requirements in the License require certain insurance limits on commercial-general-liability, workers' compensation, auto, property and business-interruption policies, all naming the Licensor as an additional insured.

Operationally, Licensee must maintain or exceed the quality standards of the flagship Sturgis Buffalo Chip property and allow the Licensor to inspect facilities and Licensee must take corrective action if brand standards slip.

For prospective investors, the License offers a long-term, brand-driven platform with embedded growth triggers but also layers several economic and execution risks, some of which are set out in the Risk Factors section herein. For example, missing the inaugural Nevada development milestone could unwind exclusivity and the non-compete safety net, while the hold fee must be paid annually. The multi-tiered royalty structure magnifies operating leverage, particularly during ramp-up periods, and the geographic carve-out of six Midwestern states, together with the Licensor's right to lift exclusivity if additional projects stall, could dilute long-term market reach. The Licensor's robust audit and inspection powers heighten compliance costs and leave limited margin for reporting error. Investors should therefore evaluate not just the appeal of the Buffalo Chip brand but also the Licensee's capacity to finance, develop and open the initial projects on schedule, manage complex revenue-sharing mechanics, and operate at consistently high standards over the License term.

Possible Nevada Location

At the heart of the Company's proposed expansion plans is an innovative Buffalo Chip casino, hotel, and entertainment development designed for year-round fun, recreation, and lifestyle. Advent, who is well-acquainted with Nevada, desires to debut a Buffalo Chip casino hotel in Southern Nevada. While there is no guarantee that this project will materialize, the Company has entered into a non-binding Memorandum of Understanding with a publicly traded entity that has a possible site that is undergoing due diligence and planning, with formal deal discussions progressing positively. This concept, if realized, could feature a barn-themed casino, a first class 200-room hotel, and a vibrant pedestrian thoroughfare known as Sturgis Street, lined with specialty retail shops, down-home dining, and wholesome entertainment.

Additional project features in the proposed plan include a multi-purpose venue called Woody's Barn, the Honky Tonk (a three-level music bar), a 10,000-seat amphitheater, Tiny Town's collection of charming tiny homes, and Bikini Beach, a summer oasis for sun and fun seekers. The development may also offer potential RV parking, a mini gas station, and a general store, along with a possible replica of the extravagant Big Engine Bar. We believe this destination, if built and opened, could serve as a tribute to the American spirit, genuinely showcasing a fusion of originality and Americana at its finest.

The Memorandum of Understanding

On July 25, 2025, the Company entered into a non-binding Memorandum of Understanding ("MOU") with a publicly traded entity to co-develop an approximately 20-acre site in southern Nevada (the "Site"). The Site is the location of a currently closed casino hotel property. The MOU reflects that the parties are exploring options to demolish the existing structure and develop the Site into a branded Buffalo Chip casino, hotel, entertainment, and leisure development (the "Project"). The exact Site location is deemed highly confidential currently and is anticipated to be formally disclosed upon entering into a definitive agreement with the publicly traded entity.

The Company and the publicly traded entity (the "MOU Parties" or each individually, a "Party") are working collaboratively to develop a master plan for the Site based on a co-development and joint venture which has been discussed. Each Party will contribute resources, expertise, and capital as to be agreed with the goal of being equal equity partners in the Project should it proceed.

Significant sections of the MOU, none of which are binding and all of which are subject to the Parties negotiating and signing binding agreements, include:

- It has been mutually agreed that the publicly traded entity would contribute the real estate at the Site to the development for an agreed upon set land price of the Project as well as the costs associated with demolishing and removing the existing structures on the Site.
- The publicly traded entity has expressed an interest in being an equity partner beyond the initial contribution of the land and demolition costs to the extent the Company is unable to raise the capital required to complete the Project and the publicly traded entity will have the right to contribute additional capital and the Parties shalt adjust the economics and ownership percentage to reflect any such contributions.
- The Company will contribute its pro rata share of the equity necessary to finance the Project.
- The Parties agreed to spend sixty days after the MOU execution collaboratively working to develop a detailed schedule and cost estimate for the Project, based on the current master plan under development and agreed to an architect to conduct additional planning and design studies.
- The Parties agreed to work together to raise debt for development needed in excess of the combined equity contribution.
- All key business decisions relating to the Project will be made jointly and shall be subject to binding definitive agreements that will address the formation and governance of a joint venture partnership.
- The Parties have discussed that the Company will earn and possibly accrue a stand-alone development fee based on Project costs upon opening of the Project, the amount of which will be negotiated and mutually agreed upon.
- The Parties anticipate that the publicly traded entity, and not the Company, will operate the casino and hotel portions of the Project and will earn a management fee based on fair market rates, to be mutually agreed upon by the Parties, however, this is subject to change depending on possible financing conditions.
- The Parties anticipate that the Company will operate all non-casino hotel components, including food & beverage, special events. entertainment, pools, concessions, retail, spa, and motor coach RV parking and earn a management fee based on fair market rates. Both

Parties agree that they may waive management fees for these components if doing so is in the best interest of the Project and facilitates securing Project financing.

- The Parties agree to share equally up to $700,000 for initial pre-development expenses, including but not limited to master planning, conceptual design, civil engineering, architectural services, marketing tools and materials and entitlements. If the pre-development budget needs to be increased beyond $700,000 to continue the Project assessment phase, such increase would require mutual consent of the Parties.
- The Company is not restricted from utilizing or developing the Buffalo Chip IP from the License in any other markets within the United States or internationally without the involvement or consent of the publicly traded entity other than in three enumerated markets.

Expansion

In addition to the potential flagship casino hotel in southern Nevada, the Company's business plan in the future includes the introduction of the Sturgis Buffalo Chip Roadhouse—a vibrant collection of potential spinout restaurants and bars designed to bring the same ethos, character, and energy to towns and cities across America.

Litigation Disclosure

The Company is not aware of any pending or threatened litigation to which it is subject or may be a party. Furthermore, it believes that there are no such proceedings that would have a material adverse effect on the Company or its business. No such actions are known to be contemplated by governmental authorities or other parties.

Equity Incentive Plan

The Company has not yet established an Equity Incentive Plan or any other similar plan or pool of shares. However, the Company will likely establish such a plan, where, for example, stock options, vesting stock and stock awards may be authorized and granted to the Company's board members, executive officers, employees, key employees, consultants or others. Stock options or a significant equity ownership position in the Company may be utilized by the Company in the future to attract one or more new key senior executives or others to manage and facilitate the Company's growth. All stock, options or vesting stock granted under an Equity Incentive Plan if one is created will cause dilution to all shareholders.

The Team

Mark Advent
Chief Executive Officer, Chief Financial Officer and Sole Director

Mark Advent is recognized as a "turnkey" imaginative developer, having led creative and business development, master planning, programming, financing, architecture, and design from inception for global development initiatives in the gaming, leisure, entertainment, hospitality, tourism, and real estate industries. His notable projects include the New York New York casino hotel and the proposed Top Gun mega attraction in collaboration with Paramount Global and planned for the Las Vegas Strip in Las Vegas, Nevada.

Position:	CEO, CFO and Director
Dates of Service:	June 2025 to present
Responsibilities:	Business Development, Management Oversight, Strategy, Planning and Development, Investor Relations, Sales, and Marketing.
Compensation:	Mr. Advent has not been paid a salary or received any compensation from the Company to date for his roles as CEO, CFO and/or Director. The Company anticipates that Mr. Advent will be compensated for these roles, or other roles, in the future, and may also receive incentive compensation in those roles, or other roles, in the future. Should Mr. Advent elect to continue his role as CEO, CFO and/or Director, he would be entitled to a commercially competitive employment agreement and board compensation commensurate for a professional of his stature and credentials and may elect at his sole discretion to defer all or part of his compensation and incentives based on the financial resources and other potential other conditions which may affect the Company.

In the past three years, Mr. Advent has also continued his role as an independent real estate and project developer, dedicating approximately 80 hours per week to that position.

Employer:	Self Employed
Dates of Service:	1991 to Present
Responsibilities:	Developer

Risk Factors

The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The purchase of the Company's Shares involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company's business and your investment in the Shares. An investment in the Company may not be suitable for all recipients of this Form C/A and Offering Statement. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The Company is, in addition to the risks set out below, subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies inherently involve greater risk than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Before investing, you should carefully read and carefully consider the following:


Financial Risks Related to The Offering


The Company Has Limited Operating History Making This a Speculative Early-Stage Investment

The Company was recently formed and has a very limited operating or performance history for prospective investors to evaluate. There can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable. As the Company has limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.

While certain information about the Company's business plan has been provided in this Form C/A and Offering Statement, prospective investors are cautioned that all information is preliminary and subject to change. The Company's management will have significant discretion in deciding the final design and features of any future projects and may make changes to what is presently projected. The Company's ability to achieve its objectives will be dependent upon the performance of the Company and its principals and management, as well as other employees and other third parties that the Company engages in the future.

Because the Company is at a very early stage and its business strategy is highly speculative, there can be no assurance the Company will achieve any of its business objectives. While the current business plan is described in this Form C/A and Offering Statement, this information is preliminary and subject to change, potentially significantly, by the Company's management in its discretion (with some decisions potentially subject to approval by the Licensor under the License). Without limiting the foregoing, any information regarding the location and nature of the real property on which a hotel, entertainment venue, restaurant or other hospitality project may be developed, the specifications and design features, the numbers, types and locations of food and beverage options, the numbers, plans for any retail and other ancillary uses and all other elements of the business plan are preliminary at this point and subject to change.

In order to successfully build the any project related to the Buffalo Chip License and open it for business, the Company will need to raise substantial amounts of additional financing, lease or otherwise acquire a site on acceptable terms on which to build, engage design and construction firms and other third parties, and obtain all regulatory approvals, and the Company will need to meet all milestones under, and comply with all terms of, the License, among other things. If the Company cannot meet the milestones and the Licensor does not waive compliance, it would jeopardize the License and the ability of the Company to execute its business plan.

Development of projects of a nature such as those that are described in this Form C/A and Offering Statement are complicated and time consuming, and there can be no assurance that they will be completed in a timely and cost-effective manner, or at all. There are substantial challenges and uncertainties associated with achieving all elements of a business plan of this scale, and a variety of factors and unknowns, many of which are out of control of the Company and its principals and management, could impact the ability of the Company to complete any project related to the Buffalo Chip License.

If a project related to the License is developed and opens, the Company will also face substantial uncertainty in its ability to successfully operate the project and achieve targeted performance and returns. The Company has no operating history with any of its proposed projects, any similar project or at all. The success of any project will be subject to market conditions, competition, and consumer reception, which are difficult to predict at this early stage. There are substantial uncertainties as the number of visitors to any project that may be developed the pricing that can be achieved and the features of any such project that will be favorably received by consumers and prove profitable. These challenges are in addition to the many other challenges associated with launching and operating a large hotel or other hospitality businesses, such as the need to hire and train a workforce, availability and costs of labor, commodities and other necessary expenses, difficulties in forecasting consumer demand, and compliance with all regulatory requirements.

As a result, the Company cannot provide assurances that the Company's business plan will in fact be achieved or that any profit or return will be generated. Investors could lose their entire investment. Each prospective investor should read this Form C/A and Offering Statement and should consult with their own legal, tax and financial advisors prior to making an investment decision to purchase any securities from the Company.

The Company Is or Will Be Subject to Income Taxes as Well as Non-Income Based Taxes, Which May Include as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes and Others

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company Will Face Significant Competition in the Company's Markets from Various Large and Small Companies, Some of Which Have Greater Resources Than the Company

The Company will face significant competition in the United States and elsewhere which could adversely affect your investment. In many cases, the Company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the

Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

The hospitality and tourism industries in which the Company participates are intensely competitive and subject to rapid and significant change. The Company has competitors both in the United States and internationally. Many of these competitors have substantially greater financial, technical and other resources, larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in its industry may result in even more resources being concentrated in its competitors. As a result, these companies may obtain market acceptance more rapidly than the Company is able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

The Amount of Capital the Company Is Attempting to Raise in This Offering Will Not Be Enough to Sustain the Company's Current Business Plan

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in this offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute our business plan, our continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

The Company Will Likely Incur Debt

The Company will likely incur debt (possibly including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our Revenue Could Fluctuate from Period to Period, Which Could Have an Adverse Material Impact on Our Business

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:

- Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations;
- Downward pressure on amounts the Company charges for our products, which would therefore reduce our revenues;
- Failure to obtain new customers for our products and services;
- Cancellation or non-renewal of existing contracts with third parties and customers;

- Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations;
- General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

The Company May Not Be Able to Obtain Adequate Financing to Continue Our Operations

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing Shareholders and may reduce the price of the Shares.

Terms of Subsequent Financing, If Any, May Adversely Impact Your Investment

The Company may have to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Shares of Class C Common Stock could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. The Company is permitted to issue preferred stock pursuant to the terms of our Company documents, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares of Class C Common Stock. In addition, if the Company needs to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment. Shares of stock or notes which the Company sells could be sold into any market that develops, which could adversely affect the market price.

Our Employees, Executive Officers, Directors and Insider Shareholders Will Beneficially Own or Control a Substantial Portion of Our Outstanding Shares

Our employees, executive officers, directors and insider shareholders will beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for its Shares. The majority of our currently outstanding stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or officers and the approval of actions for which the approval of our shareholders is required. If you acquire the Shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Shares. The Company's principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for the Company's Shareholders to receive a premium for their Shares in the event that the Company merges with a third party or enters into different transactions which require Shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for the Shares.

The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by the Company. If these Assumptions or Analyses Prove to Be Incorrect, the Company's Actual Operating Results May Be Materially Different from Its Forecasted Results

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business
- the Company's ability to manage its growth
- whether the Company can manage relationships with any key vendors and advertisers
- the timing and costs of new and existing marketing and promotional efforts
- competition
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

To Date, the Company Has Had Operating Losses and Does Not Expect to Be Initially Profitable for at Least the Foreseeable Future and Cannot Accurately Predict When It Might Become Profitable.

The Company has been operating at a loss since the Company's inception, and the Company expects to continue to incur losses for the foreseeable future. Further, the Company may not be able to generate significant revenues in the future. In addition, the Company expects to incur substantial operating expenses in order to fund the expansion of the Company's business. As a result, The Company expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable. The Company's ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below its revenue levels in order to achieve positive cash flows, none of which can be assured.

The Company's Bank Accounts Will Not Be Fully Insured and Escrow Accounts in Which Investment Funds Will Be Held Pending Clearing by the Broker-Dealer May Not Be Insured in Part or in Full

When you apply to invest in the Company, the funds you tender will in some cases be kept in an escrow account with Tristate Capital Bank until the next closing after they are received in said account. At each closing, with respect to subscriptions accepted by the Company, funds held in the escrow account will be distributed to the Company, and the associated Shares will be issued at that time to the investors that purchased such Shares. The escrow account will be with a regulated financial institution and will have federal insurance covering portions of the deposit, but that may not be enough to cover the total amount of funds held in said account. While the funds you tendered are in an escrow account, if the company holding the funds should fail or otherwise terminate operations, the Company may not be able to recover all amounts deposited in these accounts. The Company's regular bank accounts, any escrow account and bank accounts that may be used to hold some investor funds while investors are going through the compliance process before a closing occurs, have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in the Company's account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company Has Significant Discretion Over the Net Proceeds of This Offering

The Company has significant discretion over the net proceeds of this offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

Additional Financing Will Be Necessary for the Implementation of the Company's Growth Strategy

Whether the Company is successful in selling the maximum number of Shares in this Offering or not, the Company will require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of the Shares of Class C Common Stock subscribed for under this Offering.

Additional Financing Risks

This Offering may close with any amount once $10,000.00 is raised. Even if this Offering is successful, it will only provide a very small portion of the total amount that will be needed for the Company to execute its business plan. The capital provided by this offering will allow the

Company to continue organizational activities, but if the Company is unable to raise substantial additional funding needed to fulfill the business plan, investors could lose their entire investment.

For example, the Company is currently estimating that it will need to raise approximately $35,000,000 to $50,000,000 000 or more pursuant to a possible 50/50 joint venture agreement which is addressed in the MOU as mentioned herein to complete development of the southern Nevada project. This amount is an estimate and subject to change and could be higher or lower depending on final site and configuration or based on a variety of other factors, many of which are out of control of the Company.

The Company's ability to raise the required funding is subject to various uncertainties, including economic and financial market conditions and management's ability to convince potential investors of the merits of the business plan and demonstrate progress in development. If financing required is not obtained. If this does not occur, the License could be terminated under certain circumstances.

If the Company is unable to raise the required funding, it will not be able to complete any project in the business plan and investors could suffer a total loss of their investment. Even if the Company does raise the required funding, there are substantial uncertainties about the terms of such funding based on the factors identified above. If the Company cannot raise funds on favorable terms, it could adversely impact the performance of the business plan in the future and the returns to investors. Additional funding may have preferential and other terms that are more favorable than those received by investors in this offering. Management will have substantial discretion to determine the terms of any future investments. Projected or targeted return information provided to prospective investors makes various assumptions about amounts, terms, and valuations for future financings, which are subject to significant uncertainty and market reception, and any variation in these assumptions could have significant impacts on the returns available for investors.

The Proposed Southern Nevada Project is Based on a Non-Binding Memorandum of Understanding

As described herein, the Company has entered into a non-binding memorandum of understanding for the development of a flagship hotel, casino and resort site in southern Nevada and the Company is in the process of negotiating a definitive agreement. If a definitive agreement is not entered into, there can be no assurance that a different suitable location can be obtained or if an acceptable site is identified, that costs acceptable to the Company will be obtained.

The Company's Business Plan Is Speculative and an Investment in the Company's Shares Could Result in a Loss of Your Entire Investment

The Company's present business and anticipated business plan are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Shares is speculative, involves a high degree of risk and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. You should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Company Will Likely Undertake Additional Equity or Debt Financing That May Dilute the Shares in This Offering

The Company plans to undertake further equity and/or debt financing which may be dilutive to existing Shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders, including you, and also reducing the value of Shares subscribed for under this Offering.

The Company's Actual Results May Differ Materially from its Projections

Given the very early stage of the Company, it is extremely difficult to predict future results. Any projected or targeted financial performance and returns from the Company will only illustrate the business opportunity of the Company and potential outcomes if various assumptions are realized. However, no representation or warranty is made as to the correctness or accuracy of such assumptions or projections. While the Company's management considers those assumptions reasonable, actual results may differ greatly based on various factors and unknowns, many of which are out of the control of the Company and its management. As such, any such information should be considered illustrative, but not a prediction or guarantee of future performance. Prospective investors should not place undue reliance on such information or assume that any projected or targeted performance or return will be achieved or that the underlying assumptions will prove accurate.

The Company Has Made Assumptions in Its Projections and in Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Form C/A and Offering Statement may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C/A and Offering Statement, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. to the extent that the Form C/A and Offering Statement contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C/A and Offering Statement or in other reports issued by us or by third-party publishers.

Operational Risks Related to The Offering

The Company's Business Plan is Reliant on the License

As noted herein, the License was sublicensed to the Company from a company affiliated with Mark Advent, the Company's CEO, CFO and sole Director. The terms of the License are summarized above under "The License." The Company's rights under the sublicense mirror the License, and the Company will be responsible for fees and royalties that would be due from the original licensor to the Licensee under the License. The assignment of the License to the Advent Licensing, LLC has been approved by the Licensor. The Company, which will have a sublicense from Advent Licensing, LLC, will be reliant on its ability to comply with the terms of the License and to maintain it in good standing in order to execute the Company's business plan. As noted above, the Company needs meet milestones under the License. The Company will also be responsible for paying Advent Licensing LLC a $350,000.00 annual payment in exchange for the having access to utilize the License as defined in the License agreement that is by and between Licensor and Licensee. There are also many other obligations set forth in the License that must be complied with in order to maintain it in good standing and that may result in additional expense for the Company. If the Company does not comply, and the License is terminated, the Company's prospects will be fundamentally adversely impacted, and investors could lose their entire investment.

The Majority of the Company's Business Plan is Presently Tied to the Use of a License and the Lack of Diversification Could Affect the Company's Ability to Become Profitable

The sole initial significant asset of the Company will be its ability to capitalize on the Buffalo Chip License. While the Company may have the benefit of reducing risk by diversifying its funds among a portfolio of projects and businesses of varying types and locations involving the intellectual property license, there is no guarantee that any project involving the License will come to fruition, or will be financially successful, or that the Company will ever be able to diversify its funds among a portfolio of projects of varying types and locations. Accordingly, there will be greater risk to investors than if the Company owned other investments and had interests in assets other than its interest in the License. The Company's prospects and the performance of the Company will be very dependent on the strength of the tourism industry, the hospitality industry and the Buffalo Chip brand. If the Company ends up operating only a single location, the Company also exposes itself to concentrated risks related to catastrophic events such as fires, accidents, terrorism, natural disasters, and other unpredictable events.

Failure to Maintain, Protect and Enhance Our Brand Image and Reputation Could Materially Harm Our Business, Results of Operations and Your Investment

Our competitive position and long-term growth rely heavily on the strength of our brand image and the public's perception of our Company, products and services. If we do not successfully (i) preserve the quality and distinctive character of our products and services, (ii) extend the brand into new categories, channels, geographies and platforms, and (iii) respond swiftly to a rapidly evolving business environment, our sales and profitability could suffer. We will depend on advertising, consumer promotions, public-relations campaigns and product innovation to reinforce our brand. Heightened scrutiny of marketing practices—or changes in federal or state laws and rules—could restrict these efforts and reduce our ability to differentiate our products and services from competitors. The rise of social media amplifies both opportunity and risk: negative posts (whether accurate or not), security breaches, or failure to address online criticism promptly could damage our reputation in multiple markets at once. The resources required to protect, enhance and expand our brand are substantial and may continue to grow; yet even significant expenditures may prove ineffective. Any material erosion of brand equity would likely diminish consumer demand, impair our financial performance and adversely affect the value of your investment.

Inability to Build and Scale Brand Awareness May Adversely Affect Our Growth Prospects

Sustained growth depends on expanding overall awareness of our Company, its brand and its products and services. Achieving the necessary visibility will require ongoing investments in marketing, advertising, promotions and other brand-building initiatives, and we may have to increase such spending as competition intensifies. These investments might not generate the expected return, may take longer than anticipated to influence consumer behavior, or may fail altogether. If we cannot cost-effectively broaden recognition of our Company and brand, we may lose existing or prospective customers, experience reduced market share and revenue, and our business, financial condition and operating results could be materially and adversely affected.

The Company Is Dependent Upon Its Management, Founders, Key Personnel and Consultants to Execute the Business Plan, and Some of Them Will Have Concurrent Responsibilities at Other Companies

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers, as well as other key personnel and contractors. Some of the executive officers, key personnel contractors, advisors, consultants and others to whom the Company's ultimate success may be reliant upon have not signed contracts with the Company and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, the Company Does Not Have Any Key Person Insurance Policies on Any Such People at the Time of This Offering

The Company is dependent upon management and on others order to conduct its operations and execute its business plan. However, the Company has not purchased and does not expect to carry key person insurance on the life of any member of management or others, and the loss of the services of the principals or management or certain key personnel through death, disability, incapacity or otherwise may have a material adverse effect on the Company's business and operations. Therefore, should any of these key personnel or management die or become disabled, the Company may not receive sufficient, or any, compensation that would assist with such person's absence. The loss of such person or persons could negatively affect the Company and its operations.

The Company May Be Unable to Manage Its Growth or Implement Its Expansion Strategy

The Company may not be able to expand the Company's markets or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

Successful implementation of the Company's business strategy requires the Company to manage its growth. Growth could place an increasing strain on its management and financial resources. to manage growth effectively, the Company will need to:

- Establish definitive business strategies, goals and objectives;
- Maintain a system of management controls; and
- Attract and retain qualified personnel, as well as develop, train and manage management-level and other employees.

If the Company fails to manage its growth effectively, its business, financial condition or operating results could be materially harmed.

Development and Construction Costs and Risks Could Negatively Affect the Company

The Company and its business plan will be subject to the substantial risks and uncertainties associated with large-scale development and construction projects. Delays, disputes, and cost overruns for developments like the those the Company intends to undertake are not uncommon. Factors that could cause such issues include ability to obtain governmental approvals, zoning or environmental issues, availability of qualified contractors and their performance, potential unforeseen liabilities and concerns of labor and community groups. The Company's ability to control construction costs or to build in conformity with plans, specifications and timetables is uncertain. Increased costs or shortages of skilled labor and/or lumber, framing, concrete, steel, and other building materials could cause increases in construction costs and construction delays. Sustained increases in construction costs may require additional financing, which could further dilute early investors and/or adversely impact the Company's performance or returns to investors. Many of these factors are outside of the Company's control.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products to potential customers and who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

The Company Currently Has Limited Marketing in Place

The Company currently has limited marketing for its brands and the Company. If the Company is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, the Company may not be able to effectively market and generate revenues.

The Company's Future Financial Performance and Its Ability to Compete Effectively Will Depend, in Part, on the Company's Ability to Manage Any Future Growth Effectively

As the Company's operations expand, it expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The Company's future financial performance and its ability to commercialize its business and to compete effectively will depend, in part, on its ability to manage any future growth effectively. to that end, the Company must be able to manage its development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. The Company may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing the Company.

The Company's Insurance Strategy May Not Be Adequate to Protect Us from All Business Risks.

The Company may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which the Company may have no insurance coverage. The Company currently maintains no general liability, automobile, life, health, property, or directors' and officers' insurance policies, but is exploring a directors' and officers' policy. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect the Company's financial condition and operating results.

The nature of the Company's business plan will expose the Company to potential liability for personal injuries and, in certain instances, property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters that may be uninsurable or not economical to insure, or may be insured subject to limitations such as large deductibles or co-payments. These policies may or may not be available at a reasonable cost, if at all, which could inhibit Company's ability to finance its business operations. In such instances, Company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The Company cannot assure investors that it will have adequate coverage or self-insurance for such losses. If the Company incurs a casualty loss that is not fully covered by insurance, the value of the Company may be reduced by the uninsured loss. In addition, the Company may not be able to fund any such uninsured losses. Any or all such matters could adversely affect the ability of the Company to successfully develop its business plan or its performance and may affect any potential returns to investors.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results

The Company expects to incur significant advertising, marketing and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in the Company's results of operations. While the Company will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing short term or long-term sales.

Our Marketing May in Some Instances Rely on Individuals, Social Media and Other Platforms and Other Matters Not Completely Within Our Control.

Our marketing, and in particular our social media content creation, will use third party social media platforms to engage with customers. In addition to company accounts and accounts associated with key employees, such as our founders and officers, we may utilize non-employee influencers to drive online traffic and to promote our brand. These relationships and agreements with non-employee influencers sometimes cannot be closely controlled. Any actions or any public statements or social media posts about us or our products by non-employees that are contrary to our values, are critical of our brand, or create public controversy could negatively affect consumer perception of our brand and adversely affect our business. Additionally, if non-employees cease publishing content supporting us on their social media platforms for any reason, our online presence may decrease, and our operating results may suffer.

Additionally, we will rely on third party social media platforms, such as Facebook, Instagram, YouTube, Google, and others, to generate new customers and to engage with existing customers. As existing social media platforms evolve and new platforms develop, we must continue to maintain a presence on current and emerging platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers may suffer. Moreover, social media and other online platforms often revise their algorithms and introduce new advertising products. If one of the platforms upon which we rely for customer engagement were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer customers clicking through to our websites or coming across our content, our business may suffer.

Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and operating results. An increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such content and increase the risk that such content could contain problematic product or marketing claims in violation of applicable regulations.

Social Media and Similar Online Devices May Affect Our Company and Brand.

Due to the marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons, the availability of information online is virtually immediate as is its impact. Many social media platforms immediately publish content from subscribers and participants, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Our founders often appear in unscripted and un-reviewed online publications, such as podcasts, over which we have little curation. All of these could affect public perception about the Company and the brand and affect the Company financially and, as a result, your investment. Ultimately, the risks associated with any such negative publicity or incorrect information posted online or otherwise, cannot be completely eliminated or mitigated and may harm our Company.

The Company Relies Upon Trade Secret Protection to Protect Its Intellectual Property. It May Be Difficult and Costly to Protect the Company's Proprietary Rights and the Company May Not Be Able to Ensure Their Protection. If the Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair the Company's Ability to Compete.

The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required.

The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

Computer, Website or Information System Breakdown Could Affect the Company's Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

A Data Security Breach Could Expose the Company to Liability and Protracted and Costly Litigation, and Could Adversely Affect the Company's Reputation and Operating Revenues

to the extent that the Company's activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Will Depend on Third-Party Providers for a Reliable Internet Infrastructure as Well as Other Aspects of the Company's Technology and Applications and the Failure of these Third Parties, or the Internet in General, for Any Reason Would Significantly Impair the Company's Ability to Conduct Its Business

The Company will outsource some or all of its online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Actual or Perceived Failure to Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Company's Employees May Engage in Misconduct or Improper Activities

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to the Company's reputation.

The Company's Operations Are and Will Be Subject to Certain Operating Hazards Which Could Result in Unexpected Costs or Product Recalls That Could Harm the Company's Business.

The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging, or defective packaging and handling. Such occurrences may create bad tasting beer or pose health risk to the consumer or risk to the integrity and safety of the packaging. These could result in unexpected costs to the Company and, in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as product liability claims.

Regulatory Risks Related to The Offering

Changes in Laws or Regulations Could Harm the Company's Performance.

Various federal and state laws, including labor laws, govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company Is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in Tax Laws, or Their Interpretation, and Unfavorable Resolution of Tax Contingencies Could Adversely Affect the Company's Tax Expense

The Company's future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Act was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on the Company's financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. The Company's tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations.

Changes in Environmental and Other Regulations, Government Shutdowns or Failure to Comply with Existing Licensing, Trade or Other Regulations Could Have a Material Adverse Effect on the Company's Financial Condition.

Portions of the Company's business are regulated by federal, state and local laws and regulations regarding such matters as trade and pricing practices, advertising, promotion and marketing practices, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company's operations and results could result in the loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the Company's business, financial condition and results of operations.

Governmental Regulation Costs May Affect the Company's Financial Results.

There are various local, state, and federal fire, health, life, safety, environmental, employment, discrimination and similar regulations that the Company or its business partners may be required to comply with in connection with its business plan, and that may subject the Company to liability in the form of fines or damages for noncompliance. Complying, or failure to comply, with these laws or regulations could increase the cost of operations. Further, new laws, regulations and policies, or changes in such laws, regulations, and policies, may occur in a manner that results in additional costs to the Company.

Potential "Integration" of This Offering with Our Concurrent Offering Could Jeopardize One or Both Exemptions and Trigger Rescission Rights

The company is conducting a private placement under Regulation D at the same time as this Regulation Crowdfunding offering. Although we believe these offerings should be treated as separate under Securities Act Rule 152 and related guidance, the SEC or a court could determine that they should be "integrated" and viewed as a single offering. If so, we might be found to have engaged in an unregistered public offering, causing us to lose the exemption relied upon for one or both offerings. This could give investors rescission rights (the right to demand their money back), subject us to enforcement actions, and harm our financial condition.

General Solicitation in the Regulation D Offering Could Be Deemed to "Bleed" Into This Offering if We Do Not Properly Segregate Communications

Regulation D Rule 506(c) permits general solicitation, but Regulation Crowdfunding has strict limits on what we can say outside the intermediary's platform. If our publicly available Reg D marketing materials were found to constitute impermissible "offers" in this Regulation Crowdfunding context, we could be viewed as violating Regulation Crowdfunding advertising rules. We must properly segregate content, audiences and funnels; any failure could force us to amend, suspend or terminate this offering.

Investor Confusion About Two Parallel Offerings Could Result in Errors, Delays, or Legal Claims

Operating two offerings at once may confuse prospective investors about terms, eligibility (accredited vs. non-accredited), investment process, cancellation rights, and resale restrictions. Confusion could lead to mistaken investments, failed closings, chargebacks, or claims that disclosures were inadequate or misleading, any of which could increase our costs and liabilities.

Complying With Two Regulatory Regimes Simultaneously Increases Our Costs and the Risk of Inadvertent Non-Compliance

Regulation Crowdfunding and Regulation D have different disclosure, filing, advertising and investor-protection requirements. Managing both at once increases legal, accounting and compliance expenses and the risk that we overlook a requirement. Any compliance failure could delay closings, require refunds, or subject us to penalties.

If The Regulation D Offering Fails or Is Delayed, Our Capital Plan May Be Disrupted, Affecting How We Use Proceeds from This Offering

We may be relying on proceeds from both the Regulation Crowdfunding and the Regulation D offering to execute our business plan. If the Regulation D round does not close - or closes for less than anticipated - we may need to reallocate proceeds from this Offering, scale back operations, or seek additional financing on unfavorable terms. This could reduce our chances of success and adversely impact investor returns.

Future SEC or FINRA Guidance Could Change How Simultaneous Offerings are Treated, Creating Retroactive Risk

Regulatory interpretations of integration and "general solicitation" continue to evolve. If new rules or guidance are issued after we launch these offerings, we may be required to change our procedures mid-offering or take corrective action, which could be costly or could invalidate parts of our fundraising efforts.

Administrative or Technology Failures in Segregating Investor Flows Could Result in Misdirected Funds or Failed Compliance Checks

We must ensure that only accredited investors invest in the Regulation D offering and that all Regulation Crowdfunding investors go through the intermediary's compliance process. Any failure of our gating mechanisms, tracking systems, or third-party portals could result in investors purchasing the wrong security, improper acceptance of funds, or inadequate AML/KYC review, forcing us to unwind transactions.

Resale And Transfer Restrictions Differ Between Regulation Crowdfunding and Regulation D Securities, Which May Affect Liquidity and Secondary Market Options.

Securities sold under Regulation Crowdfunding generally cannot be resold for one year, subject to narrow exceptions. Regulation D securities have different restrictions under Rule 144. These differences may complicate any future attempt to create liquidity, and investors in this offering could find themselves with less favorable resale opportunities than investors in the Regulation D round (or vice versa).

Macroeconomic And External Risks Related to The Offering

International Operations, Worldwide and Regional Economic Trends and Financial Market Conditions, Geopolitical Uncertainty, or Other Governmental Rules and Regulations

We anticipate expanding into foreign countries in the future. Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, include:

- changes in political, economic, social, and labor conditions in U.S. and international locales;
- potential disruption from wars and military conflicts, including the Russia-Ukraine conflict, terrorism, civil unrest, kidnapping, and drug-related, workplace, or other types of violence;
- middle eastern vulnerability that is hard to predict;
- acts of terrorism;

- restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;
- import and export requirements and border accessibility;
- protectionist trade policies, sanctions, and tariffs;
- foreign currency exchange rate fluctuations, which may reduce the U.S. dollar value of net sales, earnings, and cash flows from non-U.S. markets or increase our supply chain costs, as measured in U.S. dollars, in those markets;
- a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, privacy obligations, real property rights, and liability issues; and
- inadequate levels of compliance with applicable domestic and foreign anti-bribery and anti-corruption laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown or recession, instability in the banking sector, and the disruption, volatility, and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or continuing high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes, or animus against the U.S. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

The Company's Operating Results and Cash Flow May Be Adversely Affected by Unfavorable Economic, Financial and Societal Market Conditions

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Company's performance and operating results in a variety of ways, including: (a) prices for products and services may rise faster than current estimates, including increases resulting from currency fluctuations; (b) the Company's key suppliers, vendors and/or partners may not be able to fund their capital requirements, resulting in disruption to the Company; (c) the credit risks of the Company's key suppliers, vendors and/or partners may increase; (d) the impact of currency fluctuations on amounts owed to the Company that may pay in foreign currencies; (e) the Company's credit facility, or portion thereof, may become unavailable at a time when needed by the Company to meet critical needs.

Inflation, Recession, Higher Interest Rates or Deflation Could Adversely Affect Our Business and Financial Results

Inflation and higher interest rates can adversely affect us by increasing costs of materials and labor and by reducing consumer spending. A recession, which some report the United States is already in, could affect consumer demand for our products, and spending on consumer products in general, as well as have negative impacts on our business. Also, deflation could cause an overall decrease in spending and borrowing capacity, which could lead to deterioration in economic conditions and employment levels. Deflation could also cause the value of our inventory and our business to decline. These, or other factors related to the U.S. and world economy could have a negative impact on our business or financial results.

Changes in the Economy Could Have a Detrimental Impact on the Company

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Outbreaks of Communicable Infections or Diseases, Pandemics, or Other Widespread Public Health Crises in the Markets in Which Our Consumers or Employees Live and/or in Which We or Our Distributors, Retailers, and Suppliers Operate

The global COVID-19 pandemic and government measures taken in response to it adversely impacted many businesses, results of operations, capital spending, business planning, and financial condition, and may continue to do so depending on uncertain future developments. Global health concerns relating to the COVID-19 outbreak impacted the economic environment, and the outbreak significantly increased economic uncertainty. The outbreak resulted in governments and others implementing measures to try to contain the virus, such as travel restrictions, social distancing, mandatory vaccinations, restrictions on employing or otherwise interacting with individuals who chose to not receive vaccinations and restrictions on business operations which have impacted consumers and businesses. These measures adversely impacted many businesses and may further impact the workforce and operations and the operations of our business partners, customers, stakeholders, and suppliers. While these measures have either eased or been lifted in most countries, another resurgence of the COVID-19 virus or another communicable illness could cause those measures to be reinstated or other even more restrictive measures to be implemented. The extent to which current health measures are removed, or new measures are put in place will depend on how the COVID-19 virus and other infectious diseases evolve, as well as the progress of the local and global roll-out and acceptance of vaccines or other measures aimed at preventing the spread of disease. Another widespread health crisis or the reemergence of severe COVID-19 pandemic conditions could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow or raise money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, results of operations and your investment.

Risks Related to The Offering and Ownership of Stock in The Company

The Company's Management and Affiliates May Have Conflicts of Interest

Principals and management of the Company are also involved in other projects in the entertainment, leisure, casino and hospitality industries that do not involve the Company or the

Buffalo Chip License. The principals and management of the Company also have other outside business ventures. All of the foregoing could lead the Company's principals and management to devote time and resources to other projects. Although it would not be their intention, this devotion of time and resources to other projects could be to the detriment of the Company. Investors will have no interest in any business ventures or projects involving the Company's principals or management except for the investor's interest in the Company.

Some officers, directors and employees of the Company are yet to be determined, but they may be affiliated with the principals of the Company and also be involved in other projects that the principals and/or management of the Company are involved in and thus have the same conflicts as described above. It is also possible that certain personnel will be employed by members of affiliated businesses but perform services for the Company, in which case the Company may pay members of members of affiliated businesses compensation for these services. Principals and management of the Company, or of affiliated companies may also provide certain other services or incur costs on behalf of the Company for which they may be compensated or reimbursed. The Company's board and management will have substantial discretion to determine these arrangements and appropriate amounts of compensation.

In addition to the foregoing, in the event the Company pursues development of a project that encompasses additional uses outside of the Buffalo Chip License, it is possible that principals and management of the Company will be involved in the development of other unrelated entertainment or hospitality projects in close proximity or in conjunction with the use of the License. This will create conflicts of interest in the development of any such project as well as potentially ongoing conflicts of interests as various projects could compete with the Company.

In addition, the Company may utilize other consultants, vendors, persons or entities that could be related parties, or Company shareholders. Some of these may have outside interests that compete with the Company or otherwise may be involved in other matters that may create conflicts of interest.

The Shares Are Offered on a "Best Efforts" Basis and the Company May Not Raise the Maximum Amount Being Offered

Since the Company is offering the Shares on a "best efforts" basis after the Target Offering Amount is raised, there is no assurance that the Company will sell enough Shares to meet its capital needs. If you purchase Shares in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A and Offering Statement or to meet the Company's working capital needs.

If the Maximum Offering Is Not Raised, It May Increase the Amount of Long-Term Debt or the Amount of Additional Equity It Needs to Raise

There is no assurance that the maximum number of Shares in this offering will be sold. Regardless of whether the maximum amount is sold, the Company will need to incur additional debt or raise additional equity in order to finance the Company's operations. Increasing the amount of debt will increase the Company's debt service obligations and make less cash available for distribution to the Company's Shareholders. Increasing the amount of additional equity that the Company will have to seek in the future will further dilute those investors participating in this Offering.

Investor Funds Will Not Accrue Interest While in the Escrow Account Prior to Closing

All funds delivered in connection with subscriptions for the Shares will be held in a non-interest-bearing escrow account until a closing of the Offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Dividends in the Past and Is Uncertain If It Will Be Able to Pay Dividends in the Foreseeable Future, So Any Return on Investment May Be Limited to the Value of the Shares

Please note that the Company has never paid dividends on its Shares and is uncertain if it will be able to pay dividends in the foreseeable future. The payment of dividends on the Company's Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If the Company does not pay dividends, its Shares may be less valuable because a return on your investment will only occur if its stock price appreciates. Consequently, investors must rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any gains on their investment. Investors seeking cash dividends should not purchase the Company's Shares. It is possible that the Company may never reach a financial position where it can or will issue dividends.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C/A and Offering Statement and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

You Should Be Aware of the Long-Term Nature of This Investment

There is not now, and likely will not be in the near future, a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

You Will Have Limited Influence on the Management of the Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors or employees of the Company. You will have a little ability to take part in the management of the Company as a minority Shareholder and will not be represented on any management board of the Company. Accordingly, no person should purchase the Shares unless he or she is willing to entrust all aspects of management to the Company.

The Shares in This Offering Have No Protective Provisions

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction involving the Company.

Investing in This Offering Using a Credit Card Has Several Risks

Should you choose to invest in this offering using a credit card, you should be aware of several risks. The SEC's Office of Investor Education and Advocacy has issued an alert to inform investors about risks in using credit cards to purchase an investment. In part, this alert states that investing using a credit card has several risks including, but not limited to high interest rates, credit risk, transaction fees, credit card abuse, unauthorized charges on your credit card statements and risks related to third-party payment processors. If you are considering investing in this Offering by using a credit card, you are encouraged to read and review the investor alert at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination.

The Shares Being Offered Have No Voting Rights

The Shares being offered in this Form C/A and Offering Statement have no voting rights. Control of the Company and nearly all management decisions affecting the Company will be exercised only by those holding shares of Class A Common Stock, which are not being offered herein. As a result, all matters submitted to Shareholders will be decided by the vote of holders of Class A Common Stock. This concentrated control eliminates other Shareholders' ability to influence corporate matters, and, as a result, the Company may take actions that its Shareholders do not view as beneficial. Because the securities being sold in this offering, Shares of Class C Common Stock, have no voting rights, if you invest, you should not expect to be able to influence any decisions by management of the Company through voting on Company matters.

The Shares of Class C Common Stock Being Offered Are Subject to a Drag-Along Right

The Shares of Class C Common Stock being offered in this Form C/A and Offering Statement are subject to a drag-along right. Please review the Amended and Restated Certificate of Incorporation for a full description of the drag-along right. In summary, if a bona fide written offer to acquire the Company is made by a third party and the requisite Class B Common shareholders wish to accept the offer and the offer is approved by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Company's capital stock entitled to vote and the Board approves, the Class B Common shareholders will have the right to require the other holders to sell their shares of common stock (including the Class C Common Stock you being offered in this Offering) at the same price per share and upon the same terms and conditions as set forth in the offer. Please review the Company's Amended and Restated Articles of Incorporation (Exhibit G) for additional details.

Limitation on Director, Officer and Other's Liability

The Company's Bylaws provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to the Company and its Shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

Market and Business Condition May Affect Your Investment.

The following external factors, as well as other factors beyond the control of the Company, could adversely affect the Company's ability to successfully operate its business:

- changes in hospitality and related market conditions, including any decrease in tourism or consumer spending and/or supply of hospitality options that are similar to or otherwise compete with the Company for consumer spending;

- the availability and cost of skilled labor;

- inflation and other increases in operating costs, including commodities, insurance premiums, utilities and taxes;

- the popularity of the Buffalo Chip brand over time; and

- acts of God, such as earthquakes, tornados, fires, floods and hurricanes, global pandemics and other catastrophic conditions or events.

The Securities Being Offered Have No Liquidity

The Securities being offered are restricted and have no liquidity and transferability will be strictly limited by the Company's Bylaws and Certificate of Incorporation, or any revisions to said documents, as well as by securities law. The Securities have not been registered with the U.S. Securities and Exchange Commission under the Securities Act, or with any other governmental body under the laws of any state, and cannot be sold or otherwise transferred except in accordance with the terms of the Company's Bylaws and Certificate of Incorporation or any revisions to said documents unless they are subsequently registered under applicable law (which the Company is not obligated, and has no current intention, to do) or if an exemption from registration is available. The Company is not committed to, and has no plans with respect to, any future liquidity event or timeframe. As such and until that changes any financial returns would be expected to come through distributions. However, distributions by the Company are not expected until the Company is generating sufficient excess cash, which is expected to take at least several years. Investors cannot be assured of receiving any amount of income from their investment in the Securities. Therefore, the Securities should be purchased only as long-term, speculative investment by investors capable of holding them for an indefinite period of time, who do not have the need for any income from the investment and who are able to withstand a loss of their entire investment.

There is No Public Trading Market for the Company's Shares

At present, there is no active trading market for the Company's securities, and the Company does not have plans at this time to file the documents and seek approval required to establish a trading market for the Shares being sold in this Offering. The Company cannot assure that even with the proper filings that a trading market will ever develop. In order to obtain a trading symbol and authorization to have the Company's securities trade publicly, the Company must file an application on Form 211 with, and receive the approval by, the Financial Industry Regulatory Authority ("FINRA") of which there is no assurance, before active trading of the Company's securities could commence. If the Company's securities ever publicly trade, they may be relegated to the OTC Pink Sheets. The OTC Pink Sheets provide significantly less liquidity than the NASD's automated quotation system, or NASDAQ Stock Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of the Shares and the Company's securities may be unable to resell their securities at or near their original price or at any price. In any event, except to the extent that investors' Shares may be registered on a Form S-1 Registration Statement with the Securities and Exchange Commission in the future, there is absolutely no assurance that the Shares could be sold under Rule 144 or otherwise until the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied.

Sales of the Company's Shares by Insiders Under Rule 144 or Otherwise Could Reduce the Price of the Shares, if a Trading Market Should Develop

Certain officers, directors and/or other insiders may hold Shares in the Company and may be able to sell their Stock in a trading market if one should develop. The availability for sale of substantial amounts of Stock by officers, directors and/or other insiders could reduce prevailing market prices for the Company's securities in any trading market that may develop.

Investors Should Not Rely on a Potential Public Offering to Provide Liquidity or an Increase in Share Value

The Company is contemplating a possible future direct listing or a possible IPO or other public offering to possibly be held on Nasdaq. While no specific time frame has been determined, and no definitive plans are in place, the Company has reserved the Nasdaq ticket symbol CHP and holds the reservation of the symbol for 24 months, or until late July 2027. The Company has also engaged an investment bank to advise and provide services related to this potential public offering. The symbol reservation provides no commitment by Nasdaq to list the Company's securities. No Nasdaq listing application has been filed or approved, and a Nasdaq listing is not assured. The Company may never satisfy Nasdaq's quantitative or corporate-governance listing standards, and even if the Company qualifies, prevailing market conditions could delay or prevent a direct public listing or an IPO. Investors should not rely on, or assume, that the Company's reservation of a Nasdaq symbol, or engagement of an investment bank related to a possible direct listing or public offering, (a) means that the Company will directly list the Shares, hold a public offering, (b) that if it does occur that it will occur within a specific timeframe, or (c) that if it occurs it will provide liquidity or an increase in the value of your Shares. Any plans related to the possible listing of the Company's securities on any exchange or possibly holding an initial public offering are speculative at present, and no definitive plans are in place for such a listing or offering.

Should the Company's Securities Become Quoted on a Public Market, Sales of a Substantial Number of Shares of the Type of Shares Being Sold in This Offering May Cause the Price of the Company's Shares to Decline

Should a market develop, and the Company's Shareholders sell, substantial amounts of the Company's Shares in the public market, Shares sold may cause the price to decrease below the current value of the Shares. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that the Company deems reasonable or appropriate.

Because the Company Does Not Have an Audit or Compensation Committee, Shareholders Will Have to Rely on Management to Perform These Functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. Management performs these functions as a whole. Thus, there is a potential conflict in that management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Offering Price for the Shares of Class C Common Stock Being Sold in This Offering Has Been Determined by the Company

The price at which the Shares are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Shares was derived as a result of internal decisions based upon various factors including prevailing market conditions, its future prospects and its capital structure. These prices do not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares.

The Exclusive Forum Provision in the Subscription Agreement May Have the Effect of Limiting an Investor's Ability to Bring Legal Action Against the Company and Could Limit an Investor's Ability to Obtain a Favorable Judicial Forum for Disputes.

The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in the State of Delaware other than claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. This provision does not apply to purchasers in secondary transactions. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the

Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You Will Need to Keep Records of Your Investment for Tax Purposes.

As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation Crowdfunding securities for their customers and are not set up to hold such securities) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

<u>**Risks Related to the Gaming Industry**</u>

Gaming License and Hospitality-Permit Uncertainty

It is believed that casinos operating in legal jurisdictions in the United States where casino gaming is legal must secure state and, in some cases, federal, tribal or local gaming approvals. License investigations are extensive and may impose conditions on ownership structure, financing sources, executive suitability and internal controls. Failure to obtain, maintain or renew gaming licenses would shut down primary revenue streams and trigger default under the License. State legislatures and city councils routinely adjust tax rates, table limits, smoking rules, minimum-wage laws, environmental restrictions and liquor regulations. Adverse legal changes could raise costs, reduce demand or require unplanned capital expenditures.

If We Complete Our Plan to Open a Hotel and Casino in Southern Nevada, We May Have to Depend on the Local and Repeat Visitor Markets as Key Markets, Which Subjects Us to Greater Risks Than a Hospitality and Gaming Company with More Diverse Operations

Because our first proposed hotel and casino property is presently planned to be in southern Nevada, and because it will likely be the only gaming property we will own part of if and when it opens, part of our operating strategy will emphasize attracting and retaining customers from the local and repeat visitor market. We will dependent upon attracting both local residents as well as out of town visitors. As a result of our concentration of the gaming operations in the southern Nevada market, we will have a greater degree of exposure to a number of risks than we would have if we had gaming operations outside of southern Nevada. These risks include the following:

- local economic and competitive conditions;
- changes in local and state governmental laws and regulations, including gaming laws and regulations;
- natural and other disasters; and
- a decline in the local population.

Our Business is Sensitive to Reductions in Discretionary Consumer Spending as a Result of Downturns in the Economy

Consumer demand for the offerings of casino hotel properties such as ours is sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions and customer confidence in the economy, unemployment, the uncertainty and distress in the housing and credit markets, the impact of high energy, fuel, food and healthcare costs, the potential for bank failures, perceived or actual changes in disposable consumer income and wealth, taxes, effects or fears of war and future acts of terrorism could further reduce customer demand for the amenities that we offer and materially and adversely affect our business and results of operations.

We expect that our southern Nevada hotel and casino will draw a substantial number of customers from the local Nevada area, as well as nearby geographic areas, including Southern California, Arizona and Utah. If the economies of these areas experience a downturn, or if adverse conditions experienced in our target markets and in the United States generally result in a significant decline in leisure spending, it will negatively affect our results of operations. Any slowing of the economy or a return to an economic downturn would further negatively affect our results of operations.

We Face Substantial Competition in the Gaming Industry and We Expect That Such Competition Will Intensify

Our proposed Southern Nevada hotel and casino property will face competition for customers and employees from all other casinos and hotels in the southern Nevada area. In addition, our proposed casino will face competition from all smaller nonrestricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the area, including those that primarily target the local and repeat visitor markets. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors could also have a material adverse effect on the business of our hotel and casino property. If our competitors operate more successfully than we do, or if they attract customers away from us as a result of aggressive pricing and promotion or enhanced or expanded properties, we may lose market share, and our business could be adversely affected.

Our proposed casino property will also compete with gaming operations in other parts of the state of Nevada and other gaming markets in the United States and in other parts of the world, with state sponsored lotteries, on-and-off-track pari-mutuel wagering (a system of betting under which wagers are placed in a pool, management receives a fee from the pool, and the remainder of the pool is split among the winning wagers), card rooms, other forms of legalized gaming and online gaming. The gaming industry also includes dockside casinos, riverboat casinos, racetracks with slot machines and casinos located on Native American land. There is intense competition among companies in the gaming industry, some of which have significantly greater resources than we do. Our properties will encounter additional competition as large-scale Native American gaming on Indian lands, particularly in California, has increased and competition may intensify if more Native American gaming facilities are developed. Several states are currently considering the approval of legalized casino gaming in designated areas, expansion of existing gaming operations or additional gaming sites. In addition, internet gaming has commenced in Nevada, New Jersey and Delaware, and legislation approving internet gaming has been proposed by the federal government and other states. Internet gaming and expansion of legalized casino gaming in new or existing jurisdictions and on Native American land could result in additional competition that could adversely affect our operations, particularly to the extent that such gaming may be conducted in areas close to our proposed operations.

Work stoppages, Labor Problems and Unexpected Shutdowns May Limit Our Operational Flexibility and Negatively Impact Our Future Operations

Any work stoppage at our proposed southern California hotel and casino property, including any construction projects which may be undertaken, could require us to expend significant funds to hire replacement workers, and qualified replacement labor may not be available at reasonable costs, if at all. Strikes and work stoppages could also result in adverse media attention or otherwise discourage customers from visiting our casino properties. Strikes and work stoppages involving laborers at any construction project which may be undertaken could result in construction delays and increases in construction costs. As a result, a strike or other work stoppage at our proposed hotel and casino property or any construction project could have an adverse effect on the business of our hotel and casino property and our financial condition and results of operations. There can be no assurance that we will not experience a strike or work stoppage at our hotel and casino property or any construction project in the future.

In addition, any unexpected shutdown of our proposed hotel and casino property or any construction project could have an adverse effect on our business and our results of operations. There can be no assurance that we will be adequately prepared for unexpected events, including political or regulatory actions, which may lead to a temporary or permanent shutdown of any of our proposed hotel and casino property.

The Concentration and Evolution of the Slot Machine Manufacturing Industry or Other Technological Conditions Could Impose Additional Costs on Us

We will rely on a variety of hardware and software products to maximize revenue and efficiency in our operations at our proposed hotel and casino property in southern Nevada. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the market in which we plan to operate. In addition, we may not be able to successfully implement and/or maintain any acquired technology.

Our Proposed Hotel and Casino Will Be Subject to Extensive Federal, State and Local Regulation and Governmental Authorities Will Have Significant Control Over Our Operations; This Control and the Cost of Compliance or Failure to Comply with Such Regulations That Govern Our Operations in Any Jurisdiction Where We Operate Could Have an Adverse Effect on Our Business

Our proposed ownership and operation of the southern Nevada gaming facility will be subject to extensive regulation, including licensing requirements, by the state, counties and city in which we plan to operate. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations, and we are subject to extensive background investigations and suitability standards in our gaming business. We also will become subject to regulation in any other jurisdiction where we choose to operate in the future. As such, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators or, alternatively, cease operations in that jurisdiction. In addition, unsuitable activity on our part or on the part of our unconsolidated affiliates in any jurisdiction could have a negative effect on our ability to continue operating in other jurisdictions.

Specifically in Nevada, our gaming operations and the ownership of our securities will be subject to extensive regulation by the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board") and the local gaming commission, as well as the local city and county governments and certain other local regulatory agencies, collectively referred to as the "Nevada Gaming Authorities." The Nevada Gaming Authorities have broad authority with respect to licensing and registration of business entities and individuals investing in or otherwise involved with us. Even if gaming licenses ae granted to us, these authorities may, among other things, revoke the gaming license of any corporate entity or the registration of a registered corporation or any entity registered as a holding company of a corporate licensee for violations of gaming regulations.

In addition, the Nevada Gaming Authorities may, under certain conditions, revoke the license or finding of suitability of any officer, director, controlling person, stockholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses were revoked for any reason, the Nevada Gaming Authorities could require the closing of our proposed casino, which would have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, compliance costs associated with gaming laws, regulations or licenses are significant. Any change in the laws, regulations or licenses applicable to our business or gaming licenses could require us to make substantial expenditures or could otherwise have a material adverse effect on our business, financial condition, results of operations or cash flows. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations. In addition, we are subject to various gaming taxes, which are subject to possible increase at any time. Increases in gaming taxation could also adversely affect our results of operations. There can be no assurance that we will be able to obtain new licenses, including any licenses that may be required if we pursue gaming opportunities in jurisdictions where we are not already licensed, or renew any of our existing licenses, or that if such licenses are obtained, that such licenses will not be conditioned, suspended or revoked, and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Further, once we are licensed, we may not be allowed to make a public offering of our securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes.

We will also deal with significant amounts of cash in our proposed operations and will be subject to various reporting and anti-money laundering regulations. We will be subject to regulation under the Currency and Foreign Transactions Reporting Act of 1970, commonly known as the "Bank Secrecy Act," which, among other things, will require us to report to the Financial Crimes Enforcement Network ("FinCEN") any currency transactions in excess of $10,000 that occur within a 24-hour gaming day, including identification of the individual transacting the currency. We will also be required to report certain suspicious activity, including any transactions aggregating to $5,000 or more, where we know, suspect or have reason to suspect such transactions involve funds from illegal activity or are intended to evade federal regulations or avoid reporting requirements. In addition, under the Bank Secrecy Act we will be subject to various other rules and regulations involving reporting and recordkeeping. Our compliance with the Bank Secrecy Act will be subject to periodic audits by FinCEN, and we may be required to pay substantial penalties if we fail to comply with applicable regulations. Any violations of anti-money laundering laws or regulations by any of our proposed properties could have an adverse effect on our financial condition, results of operations or cash flows. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted.

Rising Operating and Other Costs at Our Gaming Properties Could Have a Negative Impact on Our Business

The operating expenses associated with our proposed gaming properties could increase due to, among other reasons, the following factors:

- changes in the federal, state or local regulations, including state and local gaming regulations or taxes, or the way such regulations are administered could impose additional restrictions or increase our operating costs;
- aggressive marketing and promotional campaigns by our competitors for an extended period of time could force us to increase our expenditures for marketing and promotional campaigns in order to maintain any existing customer base and attract new customers;
- as our properties age, we may need to increase our expenditures for repairs, maintenance, and to replace equipment necessary to operate our business compared to amounts that we have spent historically;
- our reliance on slot play revenues and any additional costs imposed on us from vendors;
- availability and cost of the many products and services we may provide our customers, including food, beverages, retail items, entertainment, hotel rooms, and spa services;
- availability and costs associated with insurance;
- increases in costs of labor and employee benefits, including due to potential unionization of our employees;
- increases in the prices of electricity, natural gas and other forms of energy; and
- water shortages or other increases in the cost of water.

If our operating expenses increase without any offsetting increase in our revenues, our results of operations would suffer.

If We Complete Our Plan to Open a Hotel and Casino in Southern Nevada, We May Have to Depend on the Local and Repeat Visitor Markets as Key Markets, Which Subjects Us to Greater Risks Than a Hospitality and Gaming Company with More Diverse Operations

Because our first proposed hotel and casino property is presently planned to be in southern Nevada, and because it will likely be the only gaming property we will own part of if and when it opens, part of our operating strategy will emphasize attracting and retaining customers from the local and repeat visitor market. We will dependent upon attracting both local residents as well as out of town visitors. As a result of our concentration of the gaming operations in the southern Nevada market, we will have a greater degree of exposure to a number of risks than we would have if we had gaming operations outside of southern Nevada. These risks include the following:

- local economic and competitive conditions;
- changes in local and state governmental laws and regulations, including gaming laws and regulations;
- natural and other disasters; and
- a decline in the local population.

Our Business is Sensitive to Reductions in Discretionary Consumer Spending as a Result of Downturns in the Economy

Consumer demand for the offerings of casino hotel properties such as ours is sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions and customer confidence in the economy, unemployment, the uncertainty and distress in the housing and credit markets, the impact of high energy, fuel, food and healthcare costs, the potential for bank failures, perceived or actual changes in disposable consumer income and wealth, taxes, effects or fears of war and future acts of terrorism could further reduce customer demand for the amenities that we offer and materially and adversely affect our business and results of operations.

We expect that our southern Nevada hotel and casino will draw a substantial number of customers from the local Nevada area, as well as nearby geographic areas, including Southern California, Arizona and Utah. If the economies of these areas experience a downturn, or if adverse conditions experienced in our target markets and in the United States generally result in a significant decline in leisure spending, it will negatively affect our results of operations. Any slowing of the economy or a return to an economic downturn would further negatively affect our results of operations.

We Face Substantial Competition in the Gaming Industry and We Expect That Such Competition Will Intensify

Our proposed Southern Nevada hotel and casino property will face competition for customers and employees from all other casinos and hotels in the southern Nevada area. In addition, our proposed casino will face competition from all smaller nonrestricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the area, including those that primarily target the local and repeat visitor markets. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors could also have a material adverse effect on the business of our hotel and casino property. If our competitors operate more successfully than we do, or if they attract customers away from us as a result of aggressive pricing and promotion or enhanced or expanded properties, we may lose market share, and our business could be adversely affected.

Our proposed casino property will also compete with gaming operations in other parts of the state of Nevada and other gaming markets in the United States and in other parts of the world, with state sponsored lotteries, on-and-off-track pari-mutuel wagering (a system of betting under which wagers are placed in a pool, management receives a fee from the pool, and the remainder of the pool is split among the winning wagers), card rooms, other forms of legalized gaming and online gaming. The gaming industry also includes dockside casinos, riverboat casinos, racetracks with slot machines and casinos located on Native American land. There is intense competition among companies in the gaming industry, some of which have significantly greater resources than we do.

Our properties will encounter additional competition as large-scale Native American gaming on Indian lands, particularly in California, has increased and competition may intensify if more Native American gaming facilities are developed. Several states are currently considering the approval of legalized casino gaming in designated areas, expansion of existing gaming operations or additional gaming sites. In addition, internet gaming has commenced in Nevada, New Jersey and Delaware, and legislation approving internet gaming has been proposed by the federal government and other states. Internet gaming and expansion of legalized casino gaming in new or existing jurisdictions and on Native American land could result in additional competition that could adversely affect our operations, particularly to the extent that such gaming may be conducted in areas close to our proposed operations.

Work stoppages, Labor Problems and Unexpected Shutdowns May Limit Our Operational Flexibility and Negatively Impact Our Future Operations

Any work stoppage at our proposed southern California hotel and casino property, including any construction projects which may be undertaken, could require us to expend significant funds to hire replacement workers, and qualified replacement labor may not be available at reasonable costs, if at all. Strikes and work stoppages could also result in adverse media attention or otherwise discourage customers from visiting our casino properties. Strikes and work stoppages involving laborers at any construction project which may be undertaken could result in construction delays and increases in construction costs. As a result, a strike or other work stoppage at our proposed hotel and casino property or any construction project could have an adverse effect on the business of our hotel and casino property and our financial condition and results of operations. There can be no assurance that we will not experience a strike or work stoppage at our hotel and casino property or any construction project in the future.

In addition, any unexpected shutdown of our proposed hotel and casino property or any construction project could have an adverse effect on our business and our results of operations. There can be no assurance that we will be adequately prepared for unexpected events, including political or regulatory actions, which may lead to a temporary or permanent shutdown of any of our proposed hotel and casino property.

The Concentration and Evolution of the Slot Machine Manufacturing Industry or Other Technological Conditions Could Impose Additional Costs on Us

We will rely on a variety of hardware and software products to maximize revenue and efficiency in our operations at our proposed hotel and casino property in southern Nevada. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the market in which we plan to operate. In addition, we may not be able to successfully implement and/or maintain any acquired technology.

Our Proposed Hotel and Casino Will Be We Are Subject to Extensive Federal, State and Local Regulation and Governmental Authorities Will Have Significant Control Over Our Operations; This Control and the Cost of Compliance or Failure to Comply with Such Regulations That Govern Our Operations in Any Jurisdiction Where We Operate Could Have an Adverse Effect on Our Business

Our proposed ownership and operation of the southern Nevada gaming facility will be subject to extensive regulation, including licensing requirements, by the state, counties and city in which we plan to operate. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations, and we are subject to extensive background investigations and suitability standards in our gaming business. We also will become subject to regulation in any other jurisdiction where we choose to operate in the future. As such, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators or, alternatively, cease operations in that jurisdiction. In addition, unsuitable activity on our part or on the part of our unconsolidated affiliates in any jurisdiction could have a negative effect on our ability to continue operating in other jurisdictions.

Specifically in Nevada, our gaming operations and the ownership of our securities will be subject to extensive regulation by the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board") and the local gaming commission, as well as the local city and county governments and certain other local regulatory agencies, collectively referred to as the "Nevada Gaming Authorities." The Nevada Gaming Authorities have broad authority with respect to licensing and registration of business entities and individuals investing in or otherwise involved with us. Even if gaming licenses ae granted to us, these authorities may, among other things, revoke the gaming license of any corporate entity or the registration of a registered corporation or any entity registered as a holding company of a corporate licensee for violations of gaming regulations.

In addition, the Nevada Gaming Authorities may, under certain conditions, revoke the license or finding of suitability of any officer, director, controlling person, stockholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses were revoked for any reason, the Nevada Gaming Authorities could require the closing of our proposed casino, which would have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, compliance costs associated with gaming laws, regulations or licenses are significant. Any change in the laws, regulations or licenses applicable to our business or gaming licenses could require us to make substantial expenditures or could otherwise have a material adverse effect on our business, financial condition, results of operations or cash flows. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations. In addition, we are subject to various gaming taxes, which are subject to possible increase at any time. Increases in gaming taxation could also adversely affect our results of operations. There can be no assurance that we will be able to obtain new licenses, including any licenses that may be required if we pursue gaming opportunities in jurisdictions where we are not already licensed, or renew any of our existing licenses, or that if such licenses are obtained, that such licenses will not be conditioned, suspended or revoked, and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Further, once we are licensed, we may not be allowed to make a public offering of our securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes.

We will also deal with significant amounts of cash in our proposed operations and will be subject to various reporting and anti-money laundering regulations. We will be subject to regulation under the Currency and Foreign Transactions Reporting Act of 1970, commonly known as the "Bank Secrecy Act," which, among other things, will require us to report to the Financial Crimes Enforcement Network ("FinCEN") any currency transactions in excess of $10,000 that occur within a 24-hour gaming day, including identification of the individual transacting the currency. We will also be required to report certain suspicious activity, including any transactions aggregating to $5,000 or more, where we know, suspect or have reason to suspect such transactions involve funds from illegal activity or are intended to evade federal regulations or avoid reporting requirements. In addition, under the Bank Secrecy Act we will be subject to various other rules and regulations involving reporting and recordkeeping. Our compliance with the Bank Secrecy Act will be subject to periodic audits by FinCEN, and we may be required to pay substantial penalties if we fail to comply with applicable regulations. Any violations of anti-money laundering laws or regulations by any of our proposed properties could have an adverse effect on our financial condition, results of operations or cash flows. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted.

Rising Operating and Other Costs at Our Gaming Properties Could Have a Negative Impact on Our Business

The operating expenses associated with our proposed gaming properties could increase due to, among other reasons, the following factors:

- changes in the federal, state or local regulations, including state and local gaming regulations or taxes, or the way such regulations are administered could impose additional restrictions or increase our operating costs;
- aggressive marketing and promotional campaigns by our competitors for an extended period of time could force us to increase our expenditures for marketing and promotional campaigns in order to maintain any existing customer base and attract new customers;
- as our properties age, we may need to increase our expenditures for repairs, maintenance, and to replace equipment necessary to operate our business compared to amounts that we have spent historically;
- our reliance on slot play revenues and any additional costs imposed on us from vendors;
- availability and cost of the many products and services we may provide our customers, including food, beverages, retail items, entertainment, hotel rooms, and spa services;
- availability and costs associated with insurance;
- increases in costs of labor and employee benefits, including due to potential unionization of our employees;
- increases in the prices of electricity, natural gas and other forms of energy; and
- water shortages or other increases in the cost of water.

If our operating expenses increase without any offsetting increase in our revenues, our results of operations would suffer.

We May Incur Delays and Budget Overruns with Respect to Future Construction Projects. Any Such Delays or Cost Overruns May Have a Material Adverse Effect on Our Operating Results

We anticipate that we will be providing some of the funding for the proposed southern Nevada hotel and casino. In addition, we will evaluate expansion opportunities as they become available, and in the future we may develop projects in addition to the proposed southern Nevada project.

Such construction projects entail significant risks, including the following:

- shortages of material or skilled labor;
- unforeseen engineering, environmental or geological problems;
- work stoppages;
- weather interference;
- floods;
- unanticipated cost increases; and
- legal or political challenges;

any of which can give rise to delays or cost overruns.

The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. Construction, equipment, staffing requirements, problems or difficulties in obtaining and maintaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities can increase the cost or delay the construction or opening of each of the proposed facilities or otherwise affect the project's planned design and features. We cannot be sure that we will not exceed the budgeted costs of these projects or that the projects will commence operations within the contemplated time frame, if at all. Budget overruns and delays with respect to expansion and development projects could have a material adverse impact on our results of operations.

We May Pursue New Gaming Acquisition and Development Opportunities and May Not Be Able to Recover Our Investment or Successfully Expand to Additional Locations

We plan to evaluate and may pursue new gaming acquisition and/or development opportunities in existing and emerging jurisdictions. These opportunities may take the form of joint ventures. To the extent that we decide to pursue any new gaming acquisition or development opportunities, our ability to benefit from such investments will depend upon a number of factors including:

- our ability to identify and acquire attractive acquisition opportunities and development sites;
- our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions are limited in number;
- certain political factors, such as local support or opposition to development of new gaming facilities or legalizing casino gaming in designated areas;
- the availability of adequate financing on acceptable terms (including waivers of restrictions in existing credit arrangements); and
- our ability to identify and develop satisfactory relationships with joint venture partners.

Most of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investment in any new gaming or development opportunities or acquired facilities or successfully expand to additional locations.

We plan to invest in real property in connection with the pursuit of our business plan and expansion opportunities. These investments are subject to the risks generally incident to the ownership of real property, including:

- changes in economic conditions;
- environmental risks;
- governmental rules and fiscal policies; and
- other circumstances over which we may have little or no control.

The development of such properties will also be subject to restrictions under any credit agreements we may enter into. We cannot be sure that we will be able to recover our investment in any such properties or be able to prevent incurring investment losses.

With Our Proposed Southern Nevada Project and With Other Possible Future Projects, Shortages or Increases in Prices of Energy or Water May Adversely Affect Our Business and Our Results of Operations

Casinos and hotels use significant amounts of electricity, natural gas, other forms of energy and water. The southwest United States often experiences severe drought, which may result in government-imposed restrictions on water use or increases in the cost of water. Any such restrictions on use of water or increases in cost could adversely impact our business and our results of operations if we develop a property in an affected geographic area. In addition, energy shortages or substantial increases in the cost of electricity and gasoline in the United States may negatively affect our operating results in the future. Increased gasoline prices may cause reduced visitation to our property or properties because of travel costs or reductions in disposable income of our guests and increased energy prices directly impact our operating costs. Any such increases in prices could negatively affect our business in the future.

At Our Proposed Southern Nevada Project, Win Rates for Our Gaming Operations Will Depend on A Variety of Factors, Some Beyond Our Control, and the Winnings of Our Gaming Customers Could Exceed Our Casino Winnings

The gaming industry is characterized by an element of chance. In addition to the element of chance, win rates are also affected by other factors, including players' skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets played, and the amount of time played. If any of our proposed projects include a casino, our gaming profits will be mainly derived from the difference between our casino winnings and the casino winnings of our gaming customers. Since there is an inherent element of chance in the gaming industry, we will not have full control over our winnings or the winnings of our gaming customers. If the winnings of our gaming customers exceed our winnings, we may record a loss from our gaming operations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

At Our Proposed Southern Nevada Project, We Will Face the Risk of Fraud and Cheating

At any casino property we may develop as part of our business plan including the proposed hotel and casino in southern Nevada, our gaming customers may attempt to or may commit fraud or cheat in order to increase winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in our gaming operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and cash flows.

THE RISK FACTORS LISTED HEREIN REFLECT MANY, BUT NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE COMPANY'S SECURITIES. EACH INVESTOR MUST MAKE HIS OR HER OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT AND SHOULD READ THE ENTIRE CONTENTS OF THIS FORM C/A AND OFFERING STATEMENT AND ALL ATTACHMEMTS AND EXHIBITS BEFORE INVESTING.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE. IN ALL INSTANCES, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR INVESTMENT ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE SECURITIES.

<u>Ownership and Capital Structure; Rights of the Securities</u>

<u>Ownership</u>

The following table sets forth information regarding beneficial ownership of the Company's voting securities who own 20% or more of the Class A Common and Class B Common voting securities as well as all officers and directors as of the date of this Form C/A and Offering Statement. Mr. Advent is the CEO, CFO and Sole Director of the Company.

Name	Class B Commmon Shares		Class C Common Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Mark Advent CEO, CFO Director	3,770,250	100.0%	0	0.0%	3,770,250	100%%

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing all officers, directors and any holders of 20% or more of the Class A or Class B voting securities. Given that no Class A Common Shares and no Preferred Shares have been issued or are outstanding, those classes have been omitted from the table. The table also shows the Shares offered in this Regulation Crowdfunding ("Reg CF") Offering if all of the Shares are sold in the Offering.

Buffalo Chip Cap Table As Of 9.5.25 For Reg A Offering						
Name	Class B Commmon Shares		Class C Common Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Mark Advent	3,770,250	100.0%	0	0.0%	3,770,250	30.49%
Other Shareholders	0	0.0%	3,912,250	45.5%	3,909,250	31.61%
Reg A Investors	0	0.0%	4,687,500	54.5%	4,687,500	37.90%
TOTAL	3,770,250	100.0%	8,599,750	100.0%	12,367,000	100.00%

The following table shows the Shares offered in this Regulation Crowdfunding ("Reg CF") Offering if all of the Shares are sold in this Offering and also shows the Shares offered in the parallel Regulation D ("Reg D") offering if all of the Shares are sold in that offering.

Buffalo Chip Inital Cap Table As Of 9.5.25 Showing Dilution For Both Reg CF and Reg D Offerings						
Name	Class B Commmon Shares		Class C Common Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Mark Advent	3,770,250	100.0%	0	0.0%	3,770,250	44.38%
Other Shareholders	0	0.0%	3,912,250	82.8%	3,912,250	46.05%
Reg CF Investors	0	0.0%	312,500	6.6%	312,500	3.68%
Reg D Investors	0	0.0%	500,000	10.6%	500,000	5.89%
TOTAL	3,770,250	100.0%	4,724,750	100.0%	8,495,000	100.00%

There are a total of 101,000,000 shares of all classes of stock authorized at present in Buffalo Chip Global Inc., divided into four classes: Class A Common Stock (50,000,000 authorized shares at $0.00001 par value), Class B Common Stock (10,000,000 authorized shares at $0.00001 par value), Class C Common Stock (40,000,000 authorized shares at $0.00001 par value) and Preferred Stock (1,000,000 authorized shares at $0.00001 par value).

The only Shares being offered in this Offering are Class C Common Stock.

As of the date of this Form C/A and Offering Statement, there are no Class A Common shares and no Preferred shares issued or outstanding. The Company has authorized the sale of up to 312,500 Class C Common Shares for this Regulation Crowdfunding offering. No Class A Common Stock, Class B Common Stock or Preferred Stock are being offered in this Regulation Crowdfunding offering. Additionally, the Company has authorized the sale of up to 500,000 Class C Common Shares for a parallel Regulation D offering to accredited investors only. For a detailed description of the rights of each class of shares, please review the Company's Amended and Restated Articles of Incorporation and Bylaws at Exhibit G.

In some cases, as a part of the equity set out above, certain individuals and entities may have been granted or will be granted the Company's securities, some of which may contain various conversion clauses, vesting schedules and forfeit provisions. Some may be based upon continued employment or continued provision of services, for example, and some may not vest until certain future occurrences such as a liquidity event happens. If any investor has more specific questions related to these issues, please review the exhibits to this Form C/A and Offering Statement, and inquire of Company's management.

The Company's Securities

Buffalo Chip Global Inc. has authorized 312,500 Class C Common Shares for this offering. These shares do not have voting rights, other than those reserved by Delaware law.

Details of the rights of each class of stock may be reviewed in the Company's Amended and Restated Certificate of Incorporation and Bylaws which are attached to this Form C/A and Offering Statement as part of Exhibit G. A summary of the general rights of each class is as follows:

Class C Common (the Shares being sold in this Offering)

The Company's Board of Directors (the "Board") is authorized to issue shares of Common Stock in any authorized series for such consideration as may be determined by the Board. Except as otherwise provided in the Certificate of Incorporation or any amendment thereto, or as is required by applicable law, the holders of Class C Common Stock have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, bankruptcy, dissolution or winding up of the Corporation, but excluding voting and other matters as described in Section 3.3 of the Amended and Restated Certificate of Incorporation, share ratably and be identical in all respects and as to all matters, to the holders of all other classes of the Company's Common Stock.

No Voting Rights. Except as otherwise expressly provided in the Amended and Restated Certificate of Incorporation or required by applicable law, Shares of Class C Common Stock shall have no voting rights, except as otherwise required by law.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any Preferred Stock that may be issued or outstanding, the holders of all series of Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions other than authorized repurchases of outstanding Common Stock, unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series. Notwithstanding the foregoing, in the event a dividend or distribution (other than authorized repurchases of outstanding Common Stock) is paid in the form of shares of a series of Common Stock (or securities convertible into or exchangeable or exercisable for rights to acquire such shares), the holders of a series of Common Stock, as such, may (but shall not be required to), if so determined by the Board, receive shares of such series of Common Stock (or rights to acquire such shares).

Conversion. Each outstanding Shares of Class C Common Stock shall automatically, without further action by the Company or the shareholder be converted into one (1) fully paid and nonassessable share of Class A Common Stock following the earliest to occur of (i) there are no longer any shares of Class B Common Stock outstanding, (ii) the listing for trading of the Class A Common Stock on the New York Stock Exchange, the NYSE American, NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market or any successor markets or exchanges and under other circumstances set out in the Amended and Restated Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of Common Stock will be entitled to receive ratably, on a per share basis, all assets of the Company available for distribution to its stockholders unless disparate or different treatment of the shares of each such series with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series.

Drag-Along Right. The Class C Common Shares being sold in this offering are subject to a drag-along right. Please review the Amended and Restated Certificate of Incorporation for a full description of the drag-along rights. In summary, if a bona fide written offer to acquire the Company is made by a third party and the requisite Class B Common shareholders wish to accept the offer and the offer is approved by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Company's capital stock entitled to vote and the Board approves, the Class B Common shareholders will have the right to require the other holders to sell their shares of common stock (including the Class C Common Stock you being offered in this Offering) at the same price per share and upon the same terms and conditions as set forth in the offer.

Gaming Laws. All securities of the Company, including the Class C Common Shares being offered in this Offering, will be held subject to the restrictions and requirements of all applicable federal, state or other gaming laws. Please review the Amended and Restated Certificate of Incorporation for a full description of these rights. In summary, all Company shareholders are obligated to comply with all applicable gaming laws including any provisions of such gaming laws that require a shareholder to file applications for gaming licenses with, and/or provide information to, applicable gaming authorities. Any transfer of the Company's securities may be subject to the prior approval of gaming authorities and/or the Company and any attempted transfer in violation of such requirements will be void. Additionally, any Company shareholder may be required to (a) provide to gaming authorities requested or required information, (b) respond to written or oral questions or inquiries from gaming authorities, (c) undergo a personal background investigation that may be required by gaming authorities.

Redemption Rights. The Class C Common Shares being sold in this offering are subject to redemption rights. Please review the Amended and Restated Certificate of Incorporation for a full description of these important rights that may affect your investment. As noted above, all securities of the Company, including the Class C Common Shares sold in this Offering will be held subject to the restrictions and requirements of all applicable gaming laws. If any shareholder fails to comply with their obligations related to gaming laws as set out in the Amended and Restated

Certificate of Incorporation, the Company may redeem the number of the Company's securities which such shareholder owns or controls, but only in the amount necessary to reduce the shareholder ownership or control of the Company's securities to a level to cause the shareholder to be in compliance with, or not subject to, the applicable gaming law or the regulatory requirements of the applicable gaming authority or the Company may prohibit the transfer of such shareholder's securities until the shareholder has complied with their obligations. In addition, if a shareholder is deemed unsuitable by a gaming authority, that shareholder's shares are also redeemable by the Company who may redeem or purchase or cause one an affiliated company to purchase the shares from such a shareholder. Should redemption occur, the price of the shares to be redeemed will be equal to the fair market value of such shares or by other means as set out in the Company's Amended and Restated Certificate of Incorporation.

Class A Common (not being sold in this Offering)

Except as otherwise provided in the Certificate of Incorporation or any amendment thereto, or as is required by applicable law, the holders of Class A Common Stock have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, bankruptcy, dissolution or winding up of the Corporation, but excluding voting and other matters as described in Section 3.3 of the Amended and Restated Certificate of Incorporation, share ratably and be identical in all respects and as to all matters, to the holders of all other classes of the Company's Common Stock.

Voting Rights. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder, except as otherwise required by law. Section 3.3 of the Amended and Restated Certificate of Incorporation states that the holders of shares of all classes of Common Stock shall (a) at all times vote together as a single class and not as separate series or classes on all matters (including the election of directors) submitted to a vote of the stockholders of the Company, (b) be entitled to notice of any stockholders' meeting in accordance with the Company's Bylaws and (c) be entitled to vote upon such matters and in such manner as provided by the Amended and Restated Certificate of Incorporation and applicable law, with certain exceptions detailed in the Amended and Restated Certificate of Incorporation. Unless required by law, there shall be no cumulative voting.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any Preferred Stock that may be issued or outstanding, the holders of all series of Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions other than authorized repurchases of outstanding Common Stock, unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series. Notwithstanding the foregoing, in the event a dividend or distribution (other than authorized repurchases of outstanding Common Stock) is paid in the form of shares of a series of Common Stock (or securities convertible into or exchangeable or exercisable for rights to acquire such shares), the holders of a series of Common Stock, as such, may (but shall not be required to), if so determined by the Board, receive shares of such series of Common Stock (or rights to acquire such shares).

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of the

Company, whether voluntary or involuntary, the holders of each series of Common Stock will be entitled to receive ratably, on a per share basis, all assets of the Company available for distribution to its stockholders unless disparate or different treatment of the shares of each such series with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series.

Class B Common (not being sold in this Offering)

Except as otherwise provided in the Certificate of Incorporation or any amendment thereto, or as is required by applicable law, the holders of Class B Common Stock have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, bankruptcy, dissolution or winding up of the Corporation, but excluding voting and other matters as described in Section 3.3 of the Amended and Restated Certificate of Incorporation, share ratably and be identical in all respects and as to all matters, to the holders of all other classes of the Company's Common Stock.

Voting Rights. Each holder of Class B Common Stock shall have the right to twenty (20) votes per share of Class B Common Stock held of record by such holder, except as otherwise required by law.

Dividends or Distributions. Subject to the preferential or other rights of any holders of any Preferred Stock that may be issued or outstanding, the holders of all series of Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions other than authorized repurchases of outstanding Common Stock, unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series. Notwithstanding the foregoing, in the event a dividend or distribution (other than authorized repurchases of outstanding Common Stock) is paid in the form of shares of a series of Common Stock (or securities convertible into or exchangeable or exercisable for rights to acquire such shares), the holders of a series of Common Stock, as such, may (but shall not be required to), if so determined by the Board, receive shares of such series of Common Stock (or rights to acquire such shares).

Conversion. Class B Common Stock shall be convertible into Class A Common Stock as provided by the Amended and Restated Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of Common Stock will be entitled to receive ratably, on a per share basis, all assets of the Company available for distribution to its stockholders unless disparate or different treatment of the shares of each such series with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series.

Preferred (not being sold in this Offering)

The Board is authorized to issue shares of Preferred Stock in one or more series for such consideration as may be determined by the Board and to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase or decrease the number of shares of any such series. Any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or *pari passu* with the rights of the Common Stock, any series of the Preferred Stock or any future class or series of the Corporation's capital stock.

Voting and Management Rights

There are no voting rights associated with Class C Common Shares being offered, other than those reserved by Delaware law. All management decisions will lie with the Company's management and the Class A Common and Class B Common shareholders and should Preferred shares be issued by the Company with voting rights, then also with the Preferred Shareholders.

What It Means to Be a Minority Shareholder

As a minority holder of the Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering will have virtually no voting rights and may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution and should expect dilution to occur. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible shares or warrants) into shares.

If the Company decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

In addition, you should be aware that the Company is offering up to $2,000,000 in a simultaneous Regulation D offering only to accredited investors who wish to invest $25,000.00 or more in the Company. The Regulation D offering is at a different valuation than this Regulation Crowdfunding offering and a lower per share price. For each investment in the Regulation D offering that closes, all Regulation Crowdfunding investors will experience immediate dilution of ownership percentage and any future earnings or dividend potential. Also note the Company may increase the maximum amount raised in the Regulation D offering in its sole and absolute discretion. Any increase in the amount of the Regulation D offering over the $2,000,000 initial maximum will cause all Regulation Crowdfunding investors to experience immediate dilution of ownership percentage and any future earnings or dividend potential.

Transferability of Securities

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

This is the first offering of securities of the Company, other than securities for founders and others who provided services to the Company. The Company is undertaking a parallel Regulation D offering for accredited investors at the same time as this offering.

Possible Future Nasdaq Listing: CHP Symbol Reserved, Advisor Retained

The Company is contemplating a possible future direct listing or a possible IPO or other public offering to possibly be held on Nasdaq. While no specific time frame has been determined, and no definitive plans are in place, the Company has reserved the Nasdaq ticker symbol CHP and holds the reservation of the symbol for 24 months, or until late July 2027. This reservation provides no commitment by Nasdaq to list the Company's securities. No Nasdaq listing application has been filed or approved, and a Nasdaq listing is not assured. The Company may never satisfy Nasdaq's quantitative or corporate-governance listing standards, and even if we qualify, prevailing market conditions could delay or prevent a direct listing or an IPO.

The Company has also engaged Chardan Capital Markets, LLC to provide advisory services and other services related to (a) the possible filing of a registration statement with the United States Securities and Exchange Commission and a listing of the Company's securities on the New York Stock Exchange, the Nasdaq National Market or another other U.S. exchange; (b) the possible initial public offering of the Company's securities and/or (c) other possible transactions involved with the Company going public.

Investors should not rely on, or assume, that the Company's reservation of a Nasdaq symbol, or engagement of an investment bank related to a possible direct listing or public offering, means that the Company will hold a public offering, that it will occur within a specific timeframe, or that it will provide liquidity or an increase in the value of the Shares. Any plans related to the possible listing of the Company's securities on an exchange or possibly holding an initial public offering are speculative at present, and no definitive plans are in place for such a listing or offering.

Financial Condition and Results of Operations

Financial Condition

Investors should read the following discussion of our financial condition and operating results together with the financial statements and related notes at the end of this Form C/A and Offering Statement. The discussion includes forward-looking statements that reflect current expectations but involve risks and uncertainties; actual results and the timing of events may differ materially for the reasons described under "Risk Factors" and elsewhere herein.

Except for statements of historical fact, the information in this Form C/A and Offering Statement and its exhibits addresses activities, events, or developments the Company and its management expect or plan for the future. These forward-looking statements—covering matters such as investment objectives, business strategy, projected capital expenditures, competitive strengths, goals, and prospects—are based on assumptions and analyses drawn from management's experience, historical trends, prevailing conditions, and anticipated developments. Whether actual results conform to these expectations depends on numerous factors beyond the Company's control, including general economic, market, or business conditions; changes in laws or regulations; fluctuations in oil and gas prices; and other risks discussed under "Risk Factors." Accordingly, all forward-looking statements in this Form C/A and Offering Statement and its exhibits are qualified by these cautionary statements, and no assurance can be given that Buffalo Chip Global Inc. will achieve the results anticipated by management.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:

The Company has ambitious funding planned and if the planned funding is successful, the Company will be able to operate for several years without revenues from operations. This Regulation D Offering is being used to provide some of the initial funding for the Company, alongside the parallel Regulation D private placement and funds contributed by those on the founding cap table. However, more funding rounds will likely be undertaken, and debt will also likely be incurred to fulfill the Company's business plan.

Foreseeable major expenses based on projections:

Depending on which elements of the business plan are actually executed, there will in some cases be significant major expenses incurred. For example, to develop the Southern Nevada Buffalo Chip property alone, the Company will likely contribute tens of millions of dollars over time, and more to operate the property once it opens. However, at this early stage, the Company is unable to accurately predict what major expenses will occur, as the business plan is still fluid and definitive agreements for various projects are not yet in place.

Future operational challenges:

The Company cannot predict every possible operational challenge that may exist based on the early stages of the business. For example, if hotel casinos are built, one future operational challenge will be the ability to attract and maintain a suitable and professional work force ranging from all areas from hourly, work for hire, independent and salaried employees. There are no assurances that a work force can be hired and or maintained.

Future challenges related to capital resources:

The Company cannot predict the volatilities and expectations of commercial terms in the global and or domestic capital markets and may risk not being able to attract and secure commercially sound capital resources.

To fulfill most aspects of the Company's business plan, the Company will require significantly more funding that the Company may raise in this Offering and in the parallel Regulation D offering. The Company anticipates future funding rounds of various types and also anticipates incurring debt – particularly consistent with the type of debt generally incurred in developing hospitality projects. While the Company' management has significant experience in financing large amounts of capital through various means, there is no guarantee that such financing will be available or attainable by the Company.

Future milestones and events:

Future milestones include, but are not limited to:

- Finalizing definitive contracts with the publicly traded entity to develop the southern Nevada casino hotel and entertainment project.

- Collaboratively working with the publicly traded entity to develop a detailed schedule and cost estimate for the southern Nevada property based on the current master plan under development.

- Working together with the publicly traded entity to raise needed debt for the southern Nevada property development.

- Completing the pre-development phase for the southern Nevada property and moving into the development phase, and ultimately the operational phase.

- Scouting and eventually securing additional properties to develop and using the Licensed brand.

- Seeking and reviewing additional opportunities to utilize the Licensed brand in other business ventures.

- Holding a Regulation A offering and raising additional capital in that funding round, if the offering is qualified by the Securities and Exchange Commission.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

The Company, at the time of this filing, is at the pure startup stage, and had only a *de minimus* amount of cash in the bank at the time of the financial reports. Cash consists of funds held in the Company's checking account. As of June 30, 2025, the Company had $0 cash on hand.

As of the date of filing of this Form C/A and Offering Statement, the cash on hand is approximately $300,000.00

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Offering are not critical to the Company's operations and the Company is not reliant on this offering to operate the Company's business for a certain amount of time. The Company's management has experience funding major developments and other large commercial projects and has the ability, if needed, to obtain the financing necessary to continue the business plan even without this Regulation Crowdfunding Offering. While there is no guarantee that the Company will be able to obtain such financing, the Company's management believes it will be able to obtain sufficient financing to utilize the License in a commercially viable manner.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As noted above, the funds from this Offering are not critical to the Company's operations and the Company is not reliant on this offering to operate the Company's business.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate for an indefinite period of if only the Target Offering Amount is raised in this Offering, assuming the Company able to obtain needed financing from other sources.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for an indefinite period of time if the maximum is raised in this Offering, assuming the Company able to obtain needed financing from other sources.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

As noted above, the Company's management has experience funding major developments and other large commercial projects. The Company anticipates future capital coming from the parallel Regulation D offering, a proposed Regulation A offering if qualified, from joint ventures and others the Company contracts with on various businesses and from debt to be incurred as is customary in certain aspects of the business plan.

Indebtedness

At the time of filing this Form C/A and Offering Statement, the Company has no debt other than a non-interest bearing loan from Mark Advent to the Company for $71,370.00. This amount may increase and additional loans from Advent to the Company may occur. All such loans will be non-interest bearing and will generally be used for startup costs and the costs of this Offering.

Related Party Transactions

As noted elsewhere in this Form C/A and Offering Statement, the Company's CEO, CFO and Director Mark Advent has sole ownership of two entities: Double Rainbow LLC and Advent Licensing LLC who have rights related to the License and the non-binding MOU.

Advent loaned the Company funds for startup costs which will be repaid as set out in the Use of Proceeds. At the time of filing this Form C/A and Offering Statement, the amount loaned was $71,370.00 which is expected to be repaid to Advent by the Company from the proceeds of the Company's securities offerings.

In addition, the License upon which the Company's business plan is based between Buffalo Chip Campground, LLC and Double Rainbow LLC, an entity wholly owned and controlled by Advent. Double Rainbow LLC sublicensed the rights to Advent Licensing, LLC, another entity wholly owned and controlled by Advent who then sublicensed the rights to the Company. The Company will pay a $350,000 annual license fee to Advent Licensing LLC in perpetuity and this annual fee will have an index increase of 1.5% per annum annually starting in year five after the sublicense went into effect.

Kendall Almerico, securities counsel to the Company, is the holder of 75,000 Shares of Class C Common Stock of the Company. Mr. Almerico's law firm, Kendall A. Almerico, P.A., is counsel named in this Form C/A and Offering Statement as having prepared these legal documents. Except with respect to Mr. Almerico, no expert named in this Form C/A and Offering Statement as having prepared or certified any part of this Form C/A and Offering Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the Offering of the Shares of Class C Common Stock has received, or is to receive in connection with the offering, a substantial interest, directly or indirectly, in the Company.

Regulation Crowdfunding Valuation

Pre-Money Valuation of $ $122,920,000.00.

Valuation Details: The valuation is based on the amount of shares to be sold based on a $16.00 per share price, as well as internal projections and calculations of future revenues.

Use of Proceeds

The proposed use of proceeds from the offering includes:

If the Target Offering Amount of $10,000 is raised, the funds will be used for costs of this offering and general operational expenses.

If the full maximum offering of $5,000,000 is raised, the funds will be used for the costs of this offering, general operational expenses, and, at present, management anticipates utilizing the funds as set out in the chart below.

Proposed Use of Proceeds Reg CF Offering	
General Working Capital	$ 2,928,630.00
Sales & Marketing	$ 300,000.00
Reserve for Contingencies	$ 200,000.00
Repayment of Debt	$ 71,370.00
Insurance	$ 100,000.00
Professional Services - Legal	$ 300,000.00
Licensing Fees	$ 700,000.00
Offering Expenses	$ 100,000.00
Broker-Dealer Fees	$ 250,000.00
Professional Services - Accounting	$ 50,000.00
Total	$ 5,000,000.00

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. At present, management's best estimate of the use of proceeds, at two funding milestones, is set out above. However, potential investors should note that this Form C/A and Offering Statement contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this based upon circumstances as they exist in the future, various needs of the Company at different times and the management and employees of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Indemnification of Officers, Directors and Certain Non-Executive Employees.

The Company's Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that each director and officer shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware corporate law. These indemnification and hold harmless provisions extend to all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such director or officer or on such director's or officer's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, which such director or officer is, or is threatened to be made, a party to or participant in by reason of such director's or officer's status or conduct as such, if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification continue as to a director or officer after he or she has ceased to be a director or officer and inure to the benefit of his or her heirs, executors, administrators and personal representatives. The Company's Bylaws also provide for the indemnification of non-executive employees in the discretion of the Company's Board of Directors. In such an instance, the non-executive employee be indemnified by the Company to the fullest extent authorized by Delaware law.

The indemnification provisions of the Company's Bylaws contain additional rights and obligations related to this subject. For additional information on indemnification and limitations on liability of the Company's directors, officers, and others, please review the Company's Bylaws, which are attached as Exhibit G to this Form C/A and Offering Statement.

As of the date of filing of this Form C/A and Offering Statement, there was no pending litigation or proceeding involving any of the Company's directors, officers or others as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A and Offering Statement; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers, directors or any shareholder with more than 20% of the total equity or voting equity in the Company.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.buffalochipglobal.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.ownbuffalochipglobal.com.

Investing Process

The Company is offering up to $5,000,000.00 (the "Maximum Offering") in Shares of Class C Common Stock at $16.00 per Share, under Regulation Crowdfunding. The Company is attempting to raise a Target Offering Amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company has already received commitments from investors in an amount exceeding the Target Offering Amount by October 31, 2025, which was the original target offering deadline (the "Offering Deadline"). If the sum of the investment commitments had not equaled or exceeded the Target Offering Amount by the Offering Deadline, no securities would have been sold in the Offering, all investment commitments would have been cancelled, and all committed funds would have been returned to potential investors without interest or deductions. The Company had the right to extend the Offering Deadline at its discretion. This Offering will now terminate the earlier of (a) once the maximum offering amount is reached or (b) July 30, 2026, unless the Company determines in its sole discretion to terminate the offering earlier.

The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to sell or redeem their Securities indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Tristate Capital Bank until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Shares are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card, debit card, or ACH to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through**

the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Shares are issued.

The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold a closing of the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and the investor will receive the Shares in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the Shares was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $480.00.

NEITHER CULTIVATE CAPITAL GROUP, LLC, THE INTERMEDIARY NOR TRISTATE CAPITAL BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

<u>Concurrent Regulation D Offering</u>

The Company is simultaneously conducting a private placement under Rule 506(c) of Regulation D to raise up to $2,000,000 from accredited investors who wish to invest a minimum of $25,000.00. The private placement involves the same securities being sold in this offering, at a different valuation and at a lower per share price. Note than the Shares sold in the Regulation D private placement will also dilute your investment in the Company. Also be aware that the Company may, in its absolute discretion, decide to increase the amount of securities it sells in the Regulation D offering and any such increase in the amount of securities sold in the Regulation D offering will also dilute your investment in the Company. Please see the section above entitled "Ownership and Capital Structure; Rights of the Securities" for more details on possible dilution.

EXHIBIT B TO FORM C/A
FINANCIAL STATEMENTS

Buffalo Chip Global, Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the date of inception June 30, 2025

Audited by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Buffalo Chip Global, Inc.

Table of Contents




Independent Auditor's Report

July 30, 2025
To the Management of Buffalo Chip Global, Inc.
Attn: Mark Advent, CEO

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Buffalo Chip Global, Inc. (the "Company"), which comprise the balance sheet as of June 30, 2025 (the date of inception), and the related statements of income, changes in stockholder's equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Buffalo Chip Global, Inc. as of June 30, 2025 (the date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Buffalo Chip Global, Inc. in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 30, 2025



BUFFALO CHIP GLOBAL, INC.
BALANCE SHEET
As of June 30, 2025 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$ -
Total Current Assets	-

Noncurrent Assets

Due from shareholder	-
Total Current Assets	-

Total Assets	$ -

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Loans from Related Party	71,370
Total Liabilities	**71,370**

Stockholder's Equity

Common Stock, $0.01 par value; 1,500 authorized, issued and outstanding	15
Less: Subscription receivables	(15)
Additional Paid in Capital	-
Accumulated deficit	(71,370)
Total Stockholder's Equity	**(71,370)**

Total Liabilities and Stockholder's Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

BUFFALO CHIP GLOBAL, INC.
INCOME STATEMENT
As of June 30, 2025 (date of inception)
(Audited)

Revenues	$ -
Operating Expenses	
Professional Fees	56,550
Legal fees	10,600
Marketing and advertising	4,220
Total Operating Expenses	**71,370**
Net Income (Loss)	**$ (71,370)**

The accompanying footnotes are an integral part of these financial statements.

BUFFALO CHIP GLOBAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
As of June 30, 2025 (date of inception)
(Audited)

	Common Stock		Subscription receivables	Additional Paid in Capital	Accumulated deficit	Total Stockholder's Equity
	Shares	Value ($.01 Par)				
Balance as of June 30, 2025 (Inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	-	-	-	-
Net loss	-	-	-	-	(71,370)	(71,370)
Balance as of June 30, 2025	-	$ -	$ -	$ -	$ (71,370)	$ (71,370)

The accompanying footnotes are an integral part of these financial statements.

BUFFALO CHIP GLOBAL, INC.
STATEMENT OF CASH FLOWS
As of June 30, 2025 (date of inception)
(Audited)

Cash Flows from Operating Activities	
Net Income (Loss)	**$ (71,370)**
Changes in operating assets and liabilities:	
Fixed Assets	-
Net cash provided by (used in) operating activities	**(71,370)**
Cash Flows from Financing Activities	
Loans from Related Party	71,370
Issuance of Common Stock	-
Net cash used in financing activities	**71,370**
Net change in cash and cash equivalents	**-**
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ -**
Supplemental information	
Interest paid	-
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Buffalo Chip Global, Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in Delaware on June 30, 2025. The Company is primarily engaged in the business of providing entertainment and hospitality services, with a focus on motorcycle rally events, live music performances, and lifestyle experiences. The Company's headquarters are in Miami, Florida. The Company expects to begin operations in 2025.

As of June 30, 2025, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next twelve months, the Company intends to fund its operations with funding from a Regulation Crowdfunding offering, a Regulation D offering and a potential Regulation A offering (see Note 6) and funds from revenue-producing activities and other sources. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

The Company's fiscal year ends on December 31st. These financial statements cover the inception date of June 30, 2025.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of June 30, 2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet incurred a year-end requiring it to file its income tax return. The Company is taxed as a C Corporation.

NOTE 4 – COMMITMENTS AND CONTINGENCIES / RELATED-PARTY TRANSACTIONS

Related Party Transactions

Since inception, all funding has been provided by the Company's CEO, Mark Advent. These advances have been made without formal agreements, and there is no stated interest rate, repayment schedule, or maturity date. The Company considers these amounts to be related party loans, which are non-interest bearing and payable on demand.

License Agreement – Intellectual Property
Upon formation, the Company entered into a sublicense agreement granting it the rights to use and commercialize the Sturgis Buffalo Chip® brand and associated intellectual property ("IP") across a variety of business ventures, including casino hotels, entertainment events, restaurants, online gaming, festivals, and branded retail.

The original license to exploit the IP was negotiated by Mark Advent, the Company's founder and CEO, and is legally held by Double Rainbow LLC, a Delaware limited liability company wholly owned by Mr. Advent. Double Rainbow LLC licenses the IP to Advent Licensing LLC, another entity controlled by Mr. Advent. The Company, Buffalo Chip Global Inc., receives its rights to use the IP through a sublicense from Advent Licensing LLC.

Under the terms of the agreement, the Company is obligated to pay an annual licensing fee to Advent Licensing LLC. In addition, the overall licensing framework includes royalty payments based on a percentage of gross revenues generated by various revenue streams associated with the use of the IP. These royalty rates vary by category and may be as high as 10% of gross revenues. The agreement also provides for a 10% equity participation by the licensor in projects operating under the licensed brand, including anti-dilution protections.

Because the entities involved in the licensing structure are wholly owned and/or controlled by Mark Advent, these arrangements are considered related party transactions and were not negotiated on an arm's length basis. The terms may not be reflective of those that would have been obtained from an unrelated third party.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from stockholders and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Anticipated Equity Crowdfunding

The Company is in the process of preparing for a multi-tiered capital raise through various exempt offerings. Specifically, the Company anticipates launching:

- A Regulation Crowdfunding (Reg CF) offering of up to $5 million;
- A Regulation D (Rule 506(c)) offering of up to $10 million targeting accredited investors; and
- A Regulation A Tier II (Reg A) offering of up to $75 million, pending qualification by the SEC.

The Company has engaged Cultivate Capital Group LLC, a FINRA licensed broker-dealer, to act as the intermediary for the Regulation Crowdfunding offering and as the broker-dealer of record for the Regulation D and Regulation A offerings.

These offerings are subject to regulatory approval, market conditions, and other customary closing conditions. No assurance can be given that any or all of these offerings will be successfully completed.

Changes in Authorized Shares

The Company has revised its capital structure by increasing its authorized shares. The total number of authorized shares is now 101,000,000, comprising the following:

- 100,000,000 shares of common stock, $0.00001 par value per share, of which:
- 50,000,000 shares are designated as Class A Common Stock, $0.00001 par value per share.
- 10,000,000 shares are designated as Class B Common Stock, $0.00001 par value per share.
- 40,000,000 shares are designated as Class C Common Stock, $0.00001 par value per share.
- 1,000,000 shares of preferred stock, $0.00001 par value per share.

These changes reflect the Company's commitment to expanding its operational capacity and enhancing shareholder value as it positions itself for future growth in the market.

Issuance of Shares

As of the date of management's evaluation, the Company has issued and outstanding the following classes of shares:
- 3,770,250 Class B Common Stock to the Company's CEO
- 3,892,250 Class C Common Stock to other shareholders

Management's Evaluation

Management has evaluated subsequent events through July 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C/A

PROFILE SCREENSHOTS


PRESENTED BY
CULTIVATE CAPITAL
START INVESTMENT
OWN A PIECE
OF BUFFALO CHIP
GLOBAL
INVEST NOW
GLOBAL
BUFFALO CHIP


THE INVESTMENT OPPORTUNITY
At Buffalo Chip Global, our vision is to develop and operate first-class Buffalo Chip-branded casino hotels, and entertainment venues including Buffalo Chip Roadhouse restaurant and bars, and an engaging online gaming brand.
SEE THE PLAN
CHIP
$5M
FUNDING GOAL
$16
PRICE PER SHARE
$480
MINIMUM INVESTMENT
TAKING BUFFALO CHIP ON THE ROAD
STARTING WITH NEVADA
Visionary developer Mark Advent, founder of Buffalo Chip Global and the creative force behind Las Vegas' iconic New York New York hotel and casino, has announced a landmark partnership with Sturgis Buffalo Chip.
This exciting collaboration launches an ambitious journey to expand the Chip by bringing the The Best Party Anywhere® to the world.
OUR FIRST PLANNED LOCATION



BUFFALO CHIP NEVADA

CASINO • HOTEL • ENTERTAINMENT

Our present plans include experiences that may include the following.



Working Site Plan



BUFFALO CHIP CASINO HOTEL

We plan to kick off this exciting expansion with the development of a Buffalo Chip-branded casino hotel, a unique entertainment destination poised to redefine fun, recreation, and lifestyle. Open 24/7, 365 days a year, this innovative venue promises an unparalleled experience for all.



WOODY'S BARN

A one-of-a-kind destination for live entertainment, brimming with an energy that lingers long after the lights go down—creating unforgettable memories.



TINY TOWN

A lodging community of tiny homes featuring fire pits, a cozy atmosphere, and a private beach.



BIKINI BEACH

The ultimate destination for live music and great times day and night!

Live Music • DJs • Cold Plunge • Swim Up Blackjack • Water Volley Ball



BIG ENGINE BAR

A down and dirty hangout packed with live music, wild contests, and a high-octane atmosphere that keeps the party going day and night.

84





LEGENDARY
BUFFALO
Chip
WELCOME HOME BIKERS
STURGIS
CASINO
STURGIS STREET

WOODY WOODRUFF
FOUNDER OF THE STURGIS BUFFALO CHIP

GLOBAL BUFFALO CHIP
START YOUR INVESTMENT
What type of investor are you?
REGULAR
Most individuals
ACCREDITED
$200k+ income or $1M net worth
What is an accredited investor?
START INVESTMENT



GLOBAL BUFFALO CHIP
BUFFALO CHIP GLOBAL
TERMS OF SERVICE AND PRIVACY POLICY
MEDIA INQUIRIES
STORY
MISSION
VISION
INVEST
© 2025 Buffalo Chip Global Inc.

85

EXHIBIT D TO FORM C/A VIDEO TRANSCRIPT

Mark Advent

I am Mark Advent, and we're here at the legendary Buffalo Chip, which for the past 44 years has been the home to the best party anywhere.

That legacy is now turning into a fun growth opportunity. The Buffalo Chip global strategy is to allow you to invest in this expansion plan.

We're gearing up to the start of the annual 2025 Buffalo Chip event held alongside the Sturgis Motorcycle rally, the most famous motorcycle rally in the world, and one of America's great cultural gatherings.

For over 87 years, the legendary Buffalo Chip is the best party anywhere.

Now you have the opportunity to become an early-stage investor in Buffalo Chip Global, and our plan to bring the chip to other cities beyond Sturgis.

It all started with the vision of Woody Woodruff, the founder of the legendary Sturgis Buffalo Chip. Woody is an icon and one hell of a great guy.

He built a loyal community, rooted in four powerful pillars, music, motorcycles, freedom, and friends. Since 1981, it's been a destination for motorcycle lovers and music fans welcoming tens of thousands each year to a 10-day concert series held during the annual Sturgis Motorcycle rally.

The venue spans nearly 600 acres and offers live entertainment, camping, RV parking, and countless attractions from bike shows, the military tributes, racing, stunts, food, and drink, and more.

Over the years, the chip has grown to include the Bikini Beach, an award-winning power sports complex, multiple stages, bars, retail shops, a gas station, and even kick ass landmarks like the world's largest V twin engine sculpture.

I am standing here with the man, the myth, the legend. Woody, you've created something really spectacular here. Tell us a little bit about it.

Woody Woodruff

For me to be a legend for having created this said by the guy that built New York, New York in Las Vegas. I mean, that's just frigging phenomenal, right? That he would do that… but Bikini Beach is a really special part of the Buffalo Chip.

My first time coming here, I swear this Greek goddess come out of here and I thought, oh my God. People love beaches.

I mean, in the imagination you've shown in the design of some of the other things that we're talking about building. That's incredible. So, thank you.

Mark Advent

Thanks, Woody.

Imagine bringing Woody's favorite Bikini Beach to our planned Buffalo Chip hotel and casino in southern Nevada as part of the Buffalo Chip's global investment and growth strategy.

This is hallowed ground. I'm standing on the main stage of the legendary Buffalo Chip, where legends like Kid Rock, Jelly Roll, ZZ Top, Marilyn Manson, and more have played.

This place is electric, and it's just one piece of the magic at the Chip.

Here's a sneak peek of the designs for the Buffalo Chip hotel and casino planned for southern Nevada.

As the Southern Nevada Hotel and casino plans take shape, we're also looking at other opportunities to bring the Buffalo Chip to a broader audience.

We hope to make Buffalo Chip Global into a 365 day a year "best party anywhere, everywhere" destination.

This isn't just about one place. It's about building a global community grounded in authenticity and having a good time. That's why we're inviting you all to join us on this journey and be a part of what we're building together.

EXHIBIT E TO FORM C/A FORM OF SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned understands that Buffalo Chip Global Inc., a corporation organized under the laws of Delaware (the "Company") is offering up to $5,000,000.00 of Class C Common Shares (the "Securities") of Buffalo Chip Global Inc., in this offering. This offering is made pursuant to the Form C/A filed by the Company with the U.S. Securities and Exchange Commission (the "Form C/A"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific on October 31, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4.   Payment for Securities. Payment for the Securities shall be received by Tristate Capital Bank (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(a)   The Company is offering up to $5,000,000.00 (the "Maximum Offering") of the Securities under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by October 31, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Cultivate Capital Group LLC (the "Intermediary"). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to sell or redeem your Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow by Tristate Capital Bank until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card, debit card or ACH to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing, whichever comes first.**

(c)   The Company will notify you when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold its first closing the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to you. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)　Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)　The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $480.00.

(f)　By signing below, you acknowledge and agree that the Company may establish, at any time and without limitation in the future and without notice, a "crowdfunding vehicle" and move my shareholdings and investment into said crowdfunding vehicle in their discretion.

(g)　By signing below, you acknowledge and understand that in Form C/A, the Company describes possible future plans involving several potential projects, products, concepts and services it is contemplating, including but not limited to developing and operating Buffalo Chip-branded casino hotels (including one or more at possible Nevada locations) as well as entertainment venues including Buffalo Chip Roadhouse restaurants and bars. While these current concepts are discussed in the Form C/A, the undersigned understands that this information is preliminary and subject to change by management of the Company in its discretion. Without limiting the foregoing, the undersigned understands that the location and nature of the real property on which any development may occur as well as all aspects of any such development, or any other future plans related to the License, are preliminary at this point and subject to change.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

(a)　Buffalo Chip Global Inc. is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)　The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

(c)　The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a bona fide resident (not a temporary or transient resident) of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person. If the undersigned is an individual, the undersigned is at least 21 years of age, has the competence to enter into the Subscription Agreement and to purchase the Securities.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   The undersigned has been informed and is aware that the Securities have limited or no voting rights.

(vi)   The undersigned has been informed, and hereby irrevocably agrees and consents, that this Subscription Agreement shall give Buffalo Chip Global Inc. and their management or assigns the right and power of attorney to execute on the undersigned's behalf any document necessary that binds the undersigned to the Company's charter and the Company's bylaws and any amendments and/or restatements of said charter and/or bylaws. Your signature on this subscription agreement binds you to all terms and conditions of the Company's charter and Company bylaws, and any past amendments and/or restatements thereto as well as any amendments and/or restatements that may occur in the future. You agree that you have read the Form C/A for this offering and the Company's charter and bylaws, including any amendments and/or restatements thereto, and that you agree to be bound by all of said charter and bylaws, including any amendments and/or restatements thereto by signing this Subscription Agreement.

(vii)   The undersigned understands the meaning and legal consequences of the representations and warranties contained in this Section 6, in its application to invest and in all other areas of this Subscription Agreement, and agrees to indemnify and hold harmless the Company, its officers or any of its directors, affiliates, controlling stockholders, counsel, agents, or employees from and against any and all loss, damage or liability (including costs and reasonable attorney's fees) due to or arising out of a breach of any representation, warranty or acknowledgment of the undersigned contained in its investment application and in this Subscription Agreement.

(viii)   The undersigned understands that the Shares purchased are subject to redemption under certain circumstances as set out in the Company's Amended and Restated Articles of Incorporation and that said Articles also contain certain restrictions related to gaming law and gaming regulators that could require the Shares to be redeemed in the future.

(b)   Information Concerning the Company.

(i)   The undersigned has been given the opportunity to review a copy of the Form C/A and has either read the Form C/A, or has chosen of the undersigned's own volition to not read the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities. The undersigned acknowledges that he, she or it has been given the opportunity to consult with the undersigned's legal, accounting, tax and/or investment advisors, and has either done so prior to executing this Subscription Agreement, or the undersigned has chosen of the undersigned's own volition to not to consult with the undersigned's legal, accounting, tax and/or investment advisors prior to making an investment decision and prior to executing this Subscription Agreement.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that he, she or it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Cultivate Capital Group LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, Cultivate Capital Group LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A and the undersigned acknowledges that he, she or it have been given the opportunity to ask any questions of management he, she or it deems necessary before making an investment decision. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii)   The undersigned has up to 48 hours before a closing in which undersigned's shares will be issued to cancel the purchase and get a full refund.

(ix)   The undersigned is aware that (a) the Company is conducting a separate private placement solely for accredited investors who wish to invest $25,000.00 or more under Rule 506(c) of Regulation D, (b) while accredited investors investing below $25,000.00 may invest in this Regulation Crowdfunding offering, and accredited investors who wish to invest $25,000.00 and above may also invest in this Regulation Crowdfunding offering, the securities offered under the Regulation D, Rule 506(c) offering (1) are not being offered or sold under a Regulation Crowdfunding exemption, (2) have a different valuation and a lower per share price than those sold in this Offering and have the same rights, preferences, and privileges, and (3) may be offered through materials not available to Regulation Crowdfunding investors.

(x)   By investing in this Regulation Crowdfunding offering, the undersigned acknowledges that (a) he, she or it is not relying on any information regarding the parallel Regulation D private placement offering, (b) he, she or it may experience dilution relative to accredited investors who purchase stock in the parallel Regulation D private placement offering and that (c) the undersigned has read and understands all sections of this Form C/A relating to the concurrent Regulation D offering.

(xi)   The undersigned acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

(xii)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(xiii)   The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 6 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to set off against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 6 of this Subscription Agreement.

(c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the

Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   Restrictions on Transfer or Sale of Securities.

(i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(iv)   The undersigned understands that the following legend will apply to all Securities purchased through this Subscription Agreement by the undersigned, whether printed on a certificate or otherwise for uncertificated securities, in form substantially as follows:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) IF SUCH REGISTRATION IS NOT REQUIRED, THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

7.   Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

8.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   Submission to Jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any action related to this Agreement, (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company's stockholders; (iv) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws or as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Buffalo Chip Global Inc.
1100 Brickell Bay Drive, Suite 66E
Miami, Florida 33131
Attention: Mark Advent, CEO

If to the Purchaser: the address provided in the application to subscribe and/or this Subscription Agreement.

18.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.   Community Property. The undersigned represents that the funds provided for this investment are the separate property of the undersigned or are otherwise funds as to which the undersigned has the sole right of management. If the undersigned is an individual resident of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico and is married but purchasing the Securities as the undersigned's sole and separate property, the undersigned's spouse or spousal equivalent must complete a Community Property Waiver and Notary Acknowledgment Form and return it to the Company. These forms are available upon request.

23.   No Certificates. You will be notified via e-mail of the issuance of your Shares when compliance is complete and a closing takes place involving your investment. All Shares are held in book entry form and no certificates will be issued.

24.   No Commissions. The undersigned has not given any compensation to, nor received any compensation from, any individual or entity in connection with the securities offering.

25.   Accuracy of Information Provided. Duty To Update. The undersigned has accurately completed all forms provided by the Company in order to invest. All of the information provided by the undersigned is true and correct in all respects. The undersigned understands that such information will be relied on for all purposes including, without limitation, compliance with all applicable securities laws. The undersigned hereby promises to promptly notify the Company immediately of any material change in any such information occurring prior to the completion of the purchase of any Securities by the undersigned. The undersigned also agrees that the representations and warranties of Section 6 above are true and accurate as of the date the undersigned executed this Subscription Agreement and shall be true and accurate as of the date of delivery to and acceptance by the Company of this Subscription Agreement and shall survive such delivery and acceptance. If in any respect such representations, warranties and acknowledgments shall not be true and accurate prior to such delivery and acceptance, the undersigned shall give immediate written notice of such fact to the Company, specifying which representations and warranties and acknowledgments are not true and accurate and the reasons therefore.

26. **Consent to Contact.** The undersigned grants permission to the Company and its employees, agents, and assigns, as well as Cultivate Capital Group LLC and its employees, agents, and assigns, to contact the undersigned via electronic communications including, but not limited to, e-mail, text message/SMS, telephone calls and other means of electronic messaging for purposes of facilitating or finalizing this investment, and for any other matters including the Company's marketing efforts. The undersigned may opt out of this consent at any time by providing the Company with written communication evidencing the withdrawal of such permission.

27. Electronic Signature and Communications Notice and Consent. The undersigned and the Company hereby consent and agree that electronically signing this Subscription Agreement constitutes his/her/its signature, acceptance and agreement as if actually signed by the undersigned in writing. Further, the undersigned and the Company agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of any signature or resulting contract between the undersigned and the Company. The undersigned and the Company understand and agree that their e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding. The undersigned and the Company agree that their electronic signatures are the legal equivalent of their manual signature on this Agreement and consent to be legally bound by the Subscription Agreement's terms and conditions. Furthermore, each party hereby agrees that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of provided by the undersigned in the investor application process or as otherwise from time to time changed or updated and disclosed to the Company, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the undersigned and the Company. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipient's' spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to or by the Company, and if the undersigned desires physical documents, then the undersigned agrees to directly and personally print, at the undersigned's expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that the undersigned desires.

28. **Acknowledgement of Risks Factors.** The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Form C/A. The undersigned acknowledges that this investment entails significant risks.

[SIGNATURE PAGE FOLLOWS]

99

SIGNATURE PAGE OF SUBSCRIPTION AGREEMENT

INDIVIDUAL INVESTOR OR ENTITY

By signing below:

(a) If I am investing as an individual I agree to all terms, conditions and clauses of this Subscription Agreement and agree to be bound by the Subscription Agreement and all corporate documents of the issuer, or

(b) If I am the authorized individual with authority to bind an entity, I represent (i) with the full authority of the entity named below that I am authorized to execute this Subscription Agreement on behalf of the entity and (ii) that the entity agrees to all terms, conditions and clauses of this Subscription Agreement and that the entity agrees to be bound by the Subscription Agreement and all corporate documents of the issuer, and (iii) that the entity represents that it is duly organized, validly existing and in full force and effect under the laws of the state of its organization and has full organizational power and authority to conduct its business as presently conducted and as proposed to be conducted.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on _____.

SUBSCRIBER

_____
Signature of Individual Investor or Authorized Person for an Entity

_____
(Print Name of Individual Investor or Authorized Person for an Entity)

_____
(Print Name of Entity *Only if Investing Through an Entity*)

_____
(Street Address of Individual Investor or of Entity if Investing Through an Entity)

_____
(City, State and Zip Code of Individual Investor or of Entity if Investing Through an Entity)

Number of Shares: _____

Dollar Amount of Shares (At $16.00 per Share): _____

SUBSCRIPTION ACCEPTED:

_____   DATE: _____

Buffalo Chip Global Inc.
By: Mark Advent
Chief Executive Officer

EXHIBIT F TO FORM C/A
ADDITIONAL DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO **17 C.F.R. §227.501** OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

EXHIBIT G TO FORM C/A
ADDITIONAL CORPORATE DOCUMENTS



Delaware

The First State

     I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE RESTATED CERTIFICATE OF "BUFFALO CHIP
GLOBAL INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF
JULY, A.D. 2025, AT 9:12 O`CLOCK A.M.

C. B. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10245051 8100
SR# 20253427303

Authentication: 204258781
Date: 07-22-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:12 AM 07/22/2025
FILED 09:12 AM 07/22/2025
SR 20253427303 - File Number 10245051

BUFFALO CHIP GLOBAL INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Buffalo Chip Global Inc., a Delaware corporation, hereby certifies as follows:

1. The name of this corporation is "Buffalo Chip Global Inc." The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 30, 2025.

2. The corporation has not received any payment for any of its stock.

3. The Amended and Restated Certificate of Incorporation of this corporation attached hereto as Exhibit A, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation, has been duly adopted by this corporation's Board of Directors in accordance with Sections 241 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer and the foregoing facts stated herein are true and correct.

Dated: July 21, 2025 BUFFALO CHIP GLOBAL INC.

By: Signed by: MARK advent
8BD3D377426B446...

Mark Advent
Chief Executive Officer and President

BUFFALO CHIP GLOBAL INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Buffalo Chip Global Inc. (the "*Corporation*").

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County Sussex, and the name of the Corporation's registered agent in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as amended from time to time, the "*General Corporation Law*").

ARTICLE IV: AUTHORIZED STOCK

1. Authorized Shares.

1.1 The total number of shares of all classes of capital stock that the Corporation has authority to issue is 101,000,000 shares comprised of: (i) 100,000,000 shares of common stock, $0.00001 par value per share ("*Common Stock*"), of which (a) 50,000,000 shares shall be a series designated as Class A Common Stock, $0.00001 par value per share ("*Class A Common Stock*"), (b) 10,000,000 shares shall be a series designated as Class B Common Stock, $0.00001 par value per share ("*Class B Common Stock*"), and (c) 40,000,000 shares shall be a series designated as Class C Common Stock, $0.00001 par value per share ("*Class C Common Stock*"), and (ii) 1,000,000 shares of preferred stock, $0.00001 par value per share ("*Preferred Stock*").

1.2 Irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, but subject to the rights of the holders of any series of Preferred Stock then outstanding, the number of authorized shares of any class or classes of stock (or any series of any class of stock) may be increased or decreased (but not below the number of shares thereof then outstanding) by a vote of the holders of the Common Stock entitled to vote, voting as a single class.

1.3 For the avoidance of doubt, the Corporation expressly elects to be governed by Section 242(d) of the General Corporation Law.

2. Preferred Stock.

2.1 The Corporation's Board of Directors (the "*Board*") is authorized, subject to any limitations prescribed by the laws of the State of Delaware and this Amended and Restated Certificate of Incorporation (as the same may be amended and/or restated from time to time, including pursuant to the terms of any Certificate of Designation (as defined below) designating a series of Preferred Stock, this

"*Certificate of Incorporation*"), by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series for such consideration, which may consist of cash, any tangible or intangible property or any benefit to the Corporation, or any combination thereof, as may be determined by the Board, and, by filing a certificate of designation pursuant to the applicable laws of the State of Delaware ("*Certificate of Designation*"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and, except where otherwise provided in the applicable Certificate of Designation, to increase (but not above the total number of authorized shares of the Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series.

2.2 Except as otherwise expressly provided in this Certificate of Incorporation, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, any series of the Preferred Stock or any future class or series of the Corporation's capital stock.

3. Common Stock.

3.1 Authorization of Issuance by Board. The Board is authorized, subject to any limitations prescribed by the laws of the State of Delaware and this Certificate of Incorporation, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Common Stock in any authorized series thereof for such consideration, which may consist of cash, any tangible or intangible property or any benefit to the Corporation, or any combination thereof, as may be determined by the Board.

3.2 Equal Status. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, the holders of each series of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, bankruptcy, dissolution or winding up of the Corporation, but excluding voting and other matters as described in Section 3.3 of this Article IV), share ratably and be identical in all respects and as to all matters.

3.3 Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as required by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class and not as separate series or classes on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws (as the same may be amended and/or restated from time to time, the "*Bylaws*") and (c) be entitled to vote upon such matters and in such manner as provided by this Certificate of Incorporation and applicable law; *provided*, *however*, that, except as otherwise required by law or this Certificate of Incorporation, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one (1) or more outstanding class or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together as a class with the holders of one (1) or more other such class or series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, (x) each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder, (y) each holder of Class B Common Stock shall have the right to twenty (20) votes per share of Class B Common Stock held of record by such holder and (z) shares of Class

C Common Stock shall have no voting rights, except as otherwise required by law. Unless required by law, there shall be no cumulative voting.

3.4 <u>Dividends</u>. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, the holders of all series of Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions (other than authorized repurchases of outstanding Common Stock) as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor, unless a disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series; *provided*, *however*, that, notwithstanding the foregoing, in the event a dividend or distribution (other than authorized repurchases of outstanding Common Stock) is paid in the form of shares of a series of Common Stock (or securities convertible into or exchangeable or exercisable for ("*rights to acquire*") such shares), the holders of a series of Common Stock, as such, may (but shall not be required to), if so determined by the Board, receive shares of such series of Common Stock (or rights to acquire such shares). Notwithstanding the foregoing, the Board may pay or make a dividend or distribution of shares of Class A Common Stock or Class C Common Stock (or rights to acquire such shares) to the holders of Class B Common Stock otherwise meeting the criteria of this Section 3.4 only if such dividend or distribution is approved by the affirmative vote or written consent of the Requisite Class B Holders (as defined below).

3.5 <u>Subdivisions or Combinations</u>. Without the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series, the Corporation may not subdivide or combine the issued shares of any series of Common Stock unless the issued shares of each other such series shall, concurrently therewith, be subdivided or combined in a manner that maintains the same proportionate equity ownership between the holders of the outstanding series of Common Stock on the record date of such subdivision or combination.

3.6 <u>Reclassifications</u>. Without the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series, the Corporation may not reclassify or otherwise change (other than a subdivision or combination pursuant to which Section 3.5 of this Article IV shall be applicable) (such reclassification or other change, "*Reclassify*") the shares of any series of Common Stock unless the shares of each other series of Common Stock are concurrently Reclassified (i) in a manner that maintains the same proportionate equity ownership between the holders of the outstanding series of Common Stock on the record date of such Reclassification and (ii) into the same kind and amount of stock or securities; *provided*, that, the stock or securities into which each series of Common Stock is Reclassified shall be deemed the same kind and amount into which each other series of Common Stock is Reclassified so long as any differences in the kind and amount of stock or securities are intended (as determined by the Board in good faith) to maintain the relative voting power of each share of Class B Common Stock relative to each share of any other series of Common Stock outstanding prior to the Reclassification.

3.7 <u>Liquidation, Dissolution or Winding Up</u>. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of each series of Common Stock will be entitled to receive ratably, on a per share basis, all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such series with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series. Notwithstanding the foregoing, and for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be assets of the Corporation available for distribution to its stockholders for the purpose of this Section 3.7.

3.8 Fundamental Change. In addition to any vote required pursuant to applicable law or this Certificate of Incorporation, the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series, shall be required to approve any merger, consolidation, conversion, transfer, domestication or continuance (whether or not the Corporation is the surviving entity, a "*Fundamental Change*") unless the holders of each series of Common Stock, as such, will be entitled to receive equal, identical and ratable per share distributions or payments, if any, in connection with such Fundamental Change; *provided*, *however*, that, notwithstanding the foregoing, in the case of a distribution or payment in the form of securities in connection with a Fundamental Change, any or all such series of Common Stock may (but shall not be required to) receive different or disproportionate distributions or payments in the form of securities of the Corporation or another entity if the only difference among the securities distributed or paid to each series of Common Stock shall be the voting rights thereof, which shall be substantially similar to the voting rights of the series of Common Stock in respect of which such securities are distributed or paid; and *provided*, *further*, that in the event that the holders of a series of Common Stock are granted rights to elect to receive one of two or more alternative forms of consideration, the holders of each series of Common Stock shall be deemed to have received equal, identical and ratable per share distributions or payments in connection with such Fundamental Change if holders of each series of Common Stock are granted substantially similar election rights. Notwithstanding the foregoing, and for the avoidance of doubt, (x) consideration to be distributed or paid to a holder of Common Stock in connection with any such Fundamental Change pursuant to any employment, consulting, severance or similar services arrangement or (y) a negotiated agreement between a holder of Common Stock and any counterparty (or an "affiliate" thereof (used herein as defined pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended (the "*Securities Act*"))) to a Fundamental Change wherein such holder is contributing, selling, transferring or otherwise disposing of shares of the Corporation's capital stock to such counterparty (or an "affiliate" thereof) as part of a "rollover" or similar transaction that is in connection with such Fundamental Change, in each case, shall not be deemed to be consideration distributed or paid to the holder of shares of Common Stock for the purpose of this Section 3.8.

3.9 Drag-Along Right.

3.9.1 If at any time, and from time to time, a bona fide written offer to acquire the Corporation, whether by merger, stock sale or sale of assets (the "*Drag-Along Offer*"), is made by a third party to the Corporation and (i) the Requisite Class B Holders wish to accept the Drag-Along Offer, (ii) the the Drag-Along Offer is approved by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote thereon, voting together as a single class, and (iii) the Board approves the exercise of the Drag-Along Right (as defined below) in accordance with the terms of this Certificate of Incorporation, then the Requisite Class B Holders will have the right (the "*Drag-Along Right*") to require the other holders to sell their shares of Common Stock to the third-party proposed purchaser(s) at the same price per share and upon the same terms and conditions as set forth in the Drag-Along Offer (other than any differences in terms and conditions that would not require a separate series vote pursuant to Section 3.8 in the event of a Fundamental Change).

3.9.2 To exercise a Drag-Along Right, the Requisite Class B Holders or the Corporation, at the request of the Requisite Class B Holders, will deliver to each holder a written notice (a "*Drag-Along Notice*") containing (a) the name and address of the third-party proposed purchaser(s), (b) the proposed price per share, terms of payment and other material terms and conditions of the Drag-Along Offer and (c) all such other documents, instruments and information as may be required to enable the holders to effectuate the transfer of their shares of Common Stock. Within ten (10) days from their receipt of the Drag-Along Notice, such holders will take all reasonable actions requested in the Drag-Along Notice, including, but not limited to, in the event the Drag-Along Offer is a stock sale, selling their shares of Common Stock and, in the event the Drag-Along Offer is a merger, asset sale or other transaction requiring a vote of stockholders and such holders are requested to vote on the Drag-Along Offer, voting to approve the Drag-Along Offer. Notwithstanding the foregoing, (i) such holders shall not be required to make any representations, warranties or covenants other than with respect to their ownership of shares of Common Stock and their ability to convey free and clear title thereto and (ii) the liability of any such holder with respect to any representation and warranty or covenant made by the Corporation in connection with an agreement in respect of a Drag-Along Offer must be several and not joint with any other person; and such holder's liability (other than with respect to the representations, warranties and covenants made by such holder in connection with such Drag-Along Offer with respect to ownership and ability to convey title) must be limited to its pro rata share (based on transaction proceeds actually received) of an escrow account into which a portion of the aggregate consideration paid to all holders will be deposited to cover any indemnification liabilities by the stockholders of the Corporation after the consummation of the Drag-Along Offer.

3.9.3 The rights and obligations under this Section 3.9 shall expire on the Listing Date (as defined below).

4. Conversion.

4.1 Conversion of the Class B Common Stock.

4.1.1 General. The Class B Common Stock shall be convertible into Class A Common Stock as follows:

(a) Each share of Class B Common Stock will automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock on the Final Conversion Date (as defined below) (the "*Class B Automatic Conversion*").

(b) With respect to any holder of Class B Common Stock, each share of Class B Common Stock held by such holder will automatically be converted into one (1) fully paid and nonassessable share of Class A Common Stock, as follows:

i) on the affirmative written election of such holder or, if later, at the time or the happening of a future event specified in such written election (which election may be revoked by such holder prior to the date on which the automatic conversion would otherwise occur unless otherwise specified by such holder); or

ii) on the occurrence of a Transfer (as defined below) of such share of Class B Common Stock after the Listing Date, other than a Permitted Transfer (as defined below).

4.2 Class C Automatic Conversion. All shares of Class C Common Stock then outstanding shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock following the earliest to occur of (i) there are no longer any shares of Class B Common Stock outstanding, (ii) the listing for trading of the Class A Common Stock on the New York Stock Exchange, the NYSE American, NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market or any successor markets or exchanges and (iii) the affirmative vote or written consent of the Requisite Class B Holders (the "*Class C Automatic Conversion*," and the Class B Automatic Conversion and the Class C Automatic Conversion each an "*Automatic Conversion*").

The Corporation shall provide notice of an Automatic Conversion to record holders of all then-outstanding shares of Class B Common Stock subject to such Class B Automatic Conversion and of Class C Common Stock subject to such Class C Automatic Conversion, as applicable, as soon as practicable following such Automatic Conversion. Such notice shall be provided by any means then permitted by the General Corporation Law; *provided*, *however*, that no failure to give such notice nor any defect therein shall affect the validity of an Automatic Conversion. Upon and after an Automatic Conversion, each record holder of then-outstanding shares of Class B Common Stock subject to such Class B Automatic Conversion and of Class C Common Stock subject to such Class C Automatic Conversion, as applicable, immediately prior to such Class B Automatic Conversion and Class C Automatic Conversion, as applicable, shall be registered on the Corporation's books as the record holder of the shares of Class A Common Stock issued upon such Automatic Conversion without further action on the part of such record holder. Immediately upon the effectiveness of an Automatic Conversion, the rights of the holders of the shares of Class B Common Stock converted pursuant to such Class B Automatic Conversion and of Class C Common Stock converted pursuant to such Class C Automatic Conversion, as applicable, shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock into which such shares of Class B Common Stock and Class C Common Stock, as applicable, were converted.

4.3 Certain Procedures.

4.3.1 The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class B Common Stock or Class C Common Stock to Class A Common Stock and the general administration of the division of the Common Stock into multiple series, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock or Class C Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock or Class C Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. The Board is authorized to determine whether or not a Transfer has occurred that results in a conversion to Class A Common Stock.

4.3.2 On the occurrence of the conversion events specified in Sections 4.1.1(a), 4.1.1(b) or 4.2 of this Article IV, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided*, *however*, that the Corporation will not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock or Class C Common Stock, as applicable, if any such certificates have been issued, are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates or the issuance of such shares of Class A Common Stock. On the occurrence of such Class B Automatic Conversion or Class C Automatic Conversion, the holders of Class B Common Stock or Class C Common Stock, as applicable, so converted will surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock or Class C Common Stock, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock or Class C Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

4.4 Reservation. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock and Class C Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and Class C Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock and Class C Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock, to such number of shares as shall be sufficient for such purpose.

4.5 <u>Definitions</u>. As used in this Certificate of Incorporation, the following terms shall have the meanings set forth below:

4.5.1 "*Advent*" means Mark Advent.

4.5.2 "*Family Member*" of a natural person shall mean the spouse, domestic partner, parents, grandparents, aunts, uncles, cousins, lineal descendants, siblings and lineal descendants of siblings of such natural person, or the parents, grandparents, aunts, uncles, cousins, lineal descendants, siblings or lineal descendants of siblings of the spouse or domestic partner of such natural person. Lineal descendants shall include adopted persons, but only so long as they are adopted while a minor. Siblings shall include persons sharing one or both parents as well as persons adopted by one or both parents, but only so long as they are adopted while a minor.

4.5.3 "*Final Conversion Date*" means the date specified by the holders of at least two-thirds (2/3) of the then outstanding shares of Class B Common Stock, voting as a separate class (the "*Requisite Class B Holders*"), or in the affirmative written consent executed by the Requisite Class B Holders.

4.5.4 "*Independent Directors*" mean the members of the Board designated as independent directors in accordance with the Listing Standards (as defined below).

4.5.5 "*Liquidation Event*" means (A) a merger, acquisition, sale or consolidation in which (1) the Corporation is a constituent party or the subject of such merger, acquisition, sale or consolidation or (2) a subsidiary of the Corporation is a constituent party or the subject of such merger, acquisition, sale or consolidation and the Corporation issues shares of its securities pursuant to such merger, acquisition, sale or consolidation, except any such merger, acquisition, sale or consolidation involving the Corporation or a subsidiary in which the shares of securities of the Corporation issued immediately prior to such merger, acquisition, sale or consolidation continue to represent, or are converted into or exchanged for shares of securities that represent, immediately following such merger, acquisition, sale or consolidation, at least a majority, by voting power, of the securities of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (B) the sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation that constitutes an effective disposition of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; (C) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, in each case, approved by the Board, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the voting power of the outstanding stock of the Corporation (or the surviving or acquiring entity); *provided*, *however*, that notwithstanding the foregoing, the sale of the Corporation's capital stock by the Corporation in a bona fide equity financing for capital raising purposes shall not constitute a Liquidation Event; or (D) a liquidation, dissolution or winding up of the Corporation; *provided*, *however*, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of the Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately prior to such transaction.

4.5.6 "*Listing Date*" means the first date that a class or series of the Company's Common Stock has been listed for trading on the New York Stock Exchange, the NYSE American, NASDAQ Global Select Market, NASDAQ Global Market, NASDAQ Capital Market or any successor markets or exchanges.

4.5.7 "*Listing Standards*" means the requirements of any national stock exchange under which the Corporation's equity securities are listed for trading that are generally applicable to companies with common equity securities listed thereon.

4.5.8 "*Parent*" of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

4.5.9 "*Permitted Entities*" mean any of the following:

(a) a trust, estate planning vehicle or similar entity (including but not limited to legacy trusts, remainder trusts, freeze partnerships or limited liability companies, grantor retained annuity trusts, and charitable split interest trusts) for the benefit of a Qualified Stockholder or otherwise for estate planning purposes so long as (1) the Qualified Stockholder, (2) a professional in the business of providing trustee services (including private professional fiduciaries, trust companies and bank trust departments), (3) an individual who may be removed and replaced at the discretion of the Qualified Stockholder, (4) another Permitted Entity of the Qualified Stockholder and/or (5) any other individual, entity or other organization approved by a majority of the Independent Directors (any of the foregoing persons identified in clauses (1) through (5), a "*Permitted Trustee*") collectively have dispositive power and Voting Control (as defined below) with respect to the shares of Class B Common Stock held by such trust, estate planning vehicle or similar entity; *provided* that in the event one or more Permitted Trustees collectively no longer have dispositive power and Voting Control with respect to the shares of Class B Common Stock held by such trust, then a Transfer of each such share of Class B Common Stock then held by such trust shall be deemed to have occurred and such shares shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(b) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which a Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; *provided* that in each case such Qualified Stockholder, and/or one or more other Permitted Entities of such Qualified Stockholder collectively have dispositive power and Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and *provided*, *further*, that in the event such Qualified Stockholder and/or such other Permitted Entities of such Qualified Stockholder collectively no longer have dispositive power and Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, then a Transfer of each such share of Class B Common Stock then held by such trust shall be deemed to have occurred and such shares shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(c) a corporation, partnership, limited liability company or other entity in which a Qualified Stockholder and/or one or more other Permitted Entities of a Qualified Stockholder, collectively own equity interests, with sufficient Voting Control in such corporation, partnership, limited liability company or other entity, as applicable, or otherwise have legally enforceable rights, such that the Qualified Stockholder and/or one or more other Permitted Entities of such Qualified Stockholder collectively retain dispositive power and Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership, limited liability company or other entity; *provided* that in the event the Qualified Stockholder and/or one or more other Permitted Entities of the Qualified Stockholder, collectively no longer own sufficient equity interests, or no longer have sufficient legally enforceable rights to ensure such persons collectively retain dispositive power and Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership, limited liability company or other entity, then a Transfer of each such share of Class B Common Stock then held by such corporation, partnership, limited liability company or other entity shall be deemed to have occurred and such shares shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

(d) any organization exempt from taxation under the Internal Revenue Code (including but not limited to charitable organizations, private foundations, donor-advised funds, and supporting organizations) controlled by, or established by or in the name of, a Qualified Stockholder and/or one or more other Permitted Entities of a Qualified Stockholder.

For the avoidance of doubt, to the extent any shares of Class B Common Stock are deemed to be held by a trustee of a trust described under any of the clauses above, the Transfer shall be a Permitted Transfer and the trustee shall be deemed a Permitted Entity so long as the other requirements of the applicable clause above are otherwise satisfied.

4.5.10 "*Permitted Transfer*" means any of the following, whether the Transfer was made for value or for no value:

(a) a Transfer from Advent, from Advent's Family Members, from Advent's or Advent's Family Members' Permitted Entities, from the estate of Advent or Advent's Family Members, or from Advent's Permitted Transferees, to the estate of Advent or Advent's Family Member as a result of Advent's or the Family Member's death, to Advent, to Advent's Family Members, to Advent's or Advent's Family Members' Permitted Entities or to Advent's Permitted Transferees; and

(b) a Transfer by a Qualified Stockholder to any of the Permitted Entities of such Qualified Stockholder and from any of such Permitted Entities to such Qualified Stockholder or to such Qualified Stockholder's other Permitted Entities.

4.5.11 "*Permitted Transferee*" means a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

4.5.12 "*Qualified Stockholder*" means (i) Advent, (ii) any of Advent's Family Members, (iii) any record holder of a share of Class B Common Stock as of Listing Date; (iv) the initial record holder of any share of Class B Common Stock that is originally issued by the Company after the Listing Date pursuant to the exercise or conversion of options or warrants or settlement of restricted stock units that, in each case, are outstanding as the Listing Date; and (v) a Permitted Transferee of any of the foregoing.

4.5.13 "*Transfer*" of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise. A "Transfer" will also be deemed to have occurred with respect to all shares of Class B Common Stock beneficially held by an entity that is a Qualified Stockholder, if after the Listing Date, there is a Transfer of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, such that the previous holders of such voting power no longer retain dispositive power and Voting Control with respect to the shares of Series Class B Common Stock or held by such holder. Notwithstanding the foregoing, the following will not be considered a "Transfer":

(a) any grant of a proxy to officers or directors of the Corporation at the request of the Board in connection with (i) actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders solicited by the Board (if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) or (ii) any other action of the stockholders permitted by this Certificate of Incorporation;

(b) pledging shares that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such Qualified Stockholder continues to exercise Voting Control over such pledged shares; *provided*, *however*, that a foreclosure on such shares or other similar action by the pledgee will constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer" at such time;

(d) granting of a proxy by Advent or Advent's Family Members or Advent's or Advent's Family Members' Permitted Entities to (A) a professional in the business of providing trustee services (including private professional fiduciaries, trust companies and bank trust departments), (B) a person disclosed to the Board, to exercise dispositive power and/or Voting Control of the shares of Class B Common Stock effective either, (i) on the death of Advent or Advent's Family Member or (ii) during any disability of Advent or Advent's Family Member, including the exercise of such proxy by such person, or (C) a person pursuant to a written agreement to which the Company is a party and which has been approved by a majority of the Independent Directors;

(e) entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), with a broker or other nominee; *provided*, *however*, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a "Transfer" at the time of such sale;

(f) the fact that the spouse of any Qualified Stockholder possesses or obtains an interest in such holder's shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer"; and

(g) any entry into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of Class B Common Stock or voting such shares in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with a Liquidation Event); *provided* that any sale, tender, assignment, transfer, conveyance, hypothecation or other transfer or disposition of Class B Common Stock or any legal or economic interest therein by the holder pursuant to a Liquidation Event, or any grant of a proxy over

Class B Common Stock by the holder with respect to a Liquidation Event without specific instructions as to how to vote such Class B Common Stock, in each case, will constitute a "Transfer" of such Class B Common Stock unless such Liquidation Event was approved by the Board prior to the taking of such action.

4.5.14 "*Voting Control*" means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

4.6 <u>No Reissuance of Converted Stock</u>. No share or shares of Class B Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

4.7 <u>Effect of Conversion on Payment of Dividends</u>. Notwithstanding anything to the contrary in Sections 4.1 or 4.2 of this Article IV, if the date on which any share of Class B Common Stock or Class C Common Stock is converted into Class A Common Stock pursuant to the provisions of Sections 4.1 or 4.2 of this Article IV occurs after the record date for the determination of the holders of Class B Common Stock or Class C Common Stock entitled to receive any dividend or distribution to be paid on the shares of Class B Common Stock or Class C Common Stock, as applicable, the holder of such shares of Class B Common Stock or Class C Common Stock, as applicable, as of such record date will be entitled to receive such dividend or distribution on such payment date; *provided*, that, notwithstanding any other provision of this Certificate of Incorporation, to the extent that any such dividend or distribution is payable in shares of Class B Common Stock or Class C Common Stock, such shares of Class B Common Stock or Class C Common Stock, as applicable, shall automatically be converted to Class A Common Stock, on a one-to-one basis.

ARTICLE V: AMENDMENT OF BYLAWS

The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships (the "*Whole Board*"). The stockholders shall also have power to adopt, amend or repeal the Bylaws. Prior to 5:00 p.m. Eastern Time on the first day on which the voting power of all of the then-outstanding shares of Class B Common Stock represents less than a majority of the total voting power of all of the then-outstanding shares of the Corporation's capital stock (the "*Trigger Date*"), except as otherwise provided in this Certificate of Incorporation, and in addition to any requirements of law, such adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders shall require the affirmative vote of a majority in voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote thereon, voting together as a single class. From and after the Trigger Date, except as otherwise provided in this Certificate of Incorporation, and in addition to any requirements of law, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws; *provided, further*, that, in the case of any adoption, amendment or repeal of any provision of the Bylaws that the Board elects to submit to the stockholders for adoption and which is approved by at least two-thirds (2/3) of the Whole Board, then, except as otherwise provided in this Certificate of Incorporation, only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote thereon, voting together as a single class (in addition to any requirements of law), shall be required to adopt, amend or repeal any such provision of the Bylaws.

ARTICLE VI: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. **Director Powers.** Except as otherwise provided by the General Corporation Law or this Certificate of Incorporation, the Corporation's business and affairs shall be managed by or under the direction of the Board.

2. **Number of Directors.** Subject to the special rights of the holders of any class or series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board shall be fixed from time to time exclusively by resolution of the Board.

3. **Classified Board.** Effective upon the Trigger Date and subject to the special rights of the holders of one or more class or series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three classes, designated as Class I, Class II and Class III, respectively (the "*Classified Board*"). In connection with the Trigger Date, the Board is authorized to assign members of the Board already in office to such classes of the Classified Board, with such assignment effective at such time as the division of the Board into classes becomes effective pursuant to this paragraph. In no event shall the term of any director be shortened by the occurrence of a Trigger Date. The initial term of office of the Class I directors shall expire at the Corporation's first annual meeting of stockholders following the Trigger Date, the initial term of office of the Class II directors shall expire at the Corporation's second annual meeting of stockholders following the Trigger Date, and the initial term of office of the Class III directors shall expire at the Corporation's third annual meeting of stockholders following the Trigger Date. At each succeeding annual meeting of stockholders following the Trigger Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election. Prior to the Trigger Date, and subject to the rights of the holders of one or more classes or series of Preferred Stock to elect directors, each director elected by the stockholders shall serve for a term expiring at the first annual meeting of stockholders held after such director's election.

4. **Term and Removal.** Each director shall hold office until such director's successor is duly elected and qualified, or until such director's earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission. Subject to the special rights of the holders of any class or series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors, voting together as a single class; *provided* that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors, voting together as a single class, prior to the Trigger Date. No decrease in the number of directors constituting the Board shall shorten the term of any director.

5. **Board Vacancies and Newly Created Directorships.** Subject to the special rights of the holders of any class or series of Preferred Stock, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders; *provided* that such vacancies or newly created directorships may be filled by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors, voting together as a single class, prior to the Trigger Date. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the term of the class of director in which the vacancy or new directorship was created and shall hold office until such director's successor shall have been duly elected and qualified, or until such director's earlier death, resignation, disqualification or removal.

6. Vote by Ballot. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VII: LIMITATION OF LIABILITY

1. Limitation of Liability. To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. Change in Rights. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director or officer of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VIII: MATTERS RELATING TO STOCKHOLDERS

1. No Action by Written Consent of Stockholders. Subject to the rights of any series of Preferred Stock then outstanding, no action shall be taken by the Corporation's stockholders except at a duly called annual or special meeting of stockholders and no action shall be taken by the Corporation's stockholders by written consent in lieu of a meeting; *provided*, that, prior to the Trigger Date, any action required or permitted to be taken at any meeting of the stockholders of the Corporation, may be taken without a meeting if holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, consent thereto in writing or by electronic transmission.

2. Special Meeting of Stockholders. Special meetings of the Corporation's stockholders may be called only by the Chairperson of the Board, the Corporation's Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board acting pursuant to a resolution adopted by a majority of the Whole Board and may not be called by the stockholders or any other person or persons; *provided* that, prior to the Trigger Date, special meetings of the Corporation's stockholders may be called by the holders of a majority of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors.

3. Advance Notice of Stockholder Nominations at Annual or Special Meetings and Business Transacted at Special Meetings. Advance notice of stockholder nominations for the election of directors of the Corporation at and of business to be brought by stockholders before any annual or special meeting of the Corporation's stockholders shall be given in the manner provided in the Bylaws. Business transacted at special meetings of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.

ARTICLE IX: INTERPRETATION

1. Ambiguity. In applying any provision set forth in this certificate that requires a determination by the Board, or in the case of an ambiguity in the application of any provision set forth in this Certificate of Incorporation or in the meaning of any term or definition set forth in this Certificate of Incorporation, the Board or an authorized committee thereof shall have the power to determine, in its sole discretion, the application of any such provision or any such term or definition with respect to any situation based on the facts believed in good faith by it; *provided*, that, for so long as any shares of Class B Common Stock remain outstanding, only the Board (and not an authorized committee thereof) shall have the power to make the foregoing determinations with respect to any application of any provision in, or the meaning of any term or definition set forth in, Article IV hereof. A determination of the Board (or, if applicable and permissible, an authorized committee thereof) in accordance with the preceding sentence shall be conclusive and binding on the stockholders of the Corporation.

2. Severability. If any provision of this Certificate of Incorporation shall be held to be invalid, illegal, or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Certificate of Incorporation (including without limitation, all portions of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal, or unenforceable, which is not invalid, illegal, or unenforceable) shall remain in full force and effect.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

1. General. The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation. Except as otherwise provided in this Certificate of Incorporation, and in addition to any other vote required hereby or by applicable law, from and after the Trigger Date, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with this Certificate of Incorporation (other than Section 1.1 of Article IV); *provided* that, if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or adoption of any provision inconsistent with, the provisions of this Certificate of Incorporation, except as otherwise provided in this Certificate of Incorporation, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote thereon, voting together as a single class (in addition to any other vote required by law), shall be required to approve such amendment or repeal of, or adoption of any provision inconsistent with, the provisions of this Certificate of Incorporation. Notwithstanding the foregoing, prior to the Trigger Date only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the Corporation's capital stock entitled to vote thereon, voting together as a single class (in addition to any other vote required by law), shall be required to approve such amendment or repeal of, or adoption of any provision inconsistent with, the provisions of this Certificate of Incorporation.

Notwithstanding anything to the contrary herein, prior to the Class B Automatic Conversion or the time there are no longer any shares of Class B Common Stock outstanding, the Corporation shall not, without the prior affirmative vote or written consent of the Requisite Class B Holders, in addition to any other vote required by applicable law or this Certificate of Incorporation, including pursuant to this Article X:

1.1 directly or indirectly, whether by amendment, or through merger, reclassification, conversion, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of this Certificate of Incorporation or the Bylaws inconsistent with, or otherwise alter, any provision of this Certificate of Incorporation or the Bylaws relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Common Stock;

1.2 reclassify any outstanding class or series of capital stock of the Corporation into shares having (i) rights as to dividends or liquidation that are senior to the Class B Common Stock or (ii) the right to have more than one (1) vote for each share thereof (or, in the case of Class C Common Stock, the right to any vote for any share thereof, except as required by law);

1.3 authorize, or issue any shares of, any class or series of capital stock of the Corporation (other than Class B Common Stock) having (i) rights as to dividends or liquidation that are senior to the Class B Common Stock or (ii) having the right to more than one (1) vote for each share thereof; or

1.4 issue any shares of Class B Common Stock, including, for the avoidance of doubt, by dividend, distribution or otherwise.

ARTICLE XI: COMPLIANCE WITH GAMING LAWS

1. **Definitions.** As used in this Article XI, the following terms shall have the meaning specified below:

1.1 *"Affiliate"* (and derivatives of such term) shall have the meaning ascribed to such term under Rule 12b-2 promulgated by the SEC under the Exchange Act.

1.2 *"Affiliated Company"* shall mean any partnership, corporation, limited liability company, trust or other entity directly or indirectly Affiliated or under common Ownership or Control with the Corporation including, without limitation, any subsidiary, holding company or intermediary company (as those or similar terms are defined under the Gaming Laws of any applicable Gaming Jurisdictions), in each case that is registered or licensed under applicable Gaming Laws.

1.3 *"Control"* (and derivatives of such term) (i) with respect to any Person, shall have the meaning ascribed to such term under Rule 12b-2 promulgated by the SEC under the Exchange Act, (ii) with respect to any Interest, shall mean the possession, directly or indirectly, of the power to direct, whether by agreement, contract, agency or otherwise, the voting rights or disposition of such Interest, and (iii) as applicable, the meaning ascribed to the term "control" (and derivatives of such term) under the Gaming Laws of any applicable Gaming Jurisdictions).

1.4 *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended from time to time.

1.5 *"Fair Market Value"* means, with respect to the shares of capital stock being redeemed pursuant to this Article XI: (i) the volume weighted average closing sales price of such shares during the 10-day period immediately preceding the Redemption Date (as defined below) on such stock exchange upon which such shares of capital stock are then listed or (ii) if such shares are not listed on any stock exchange, the average closing bid quotation with respect to such shares during the 10-day period immediately preceding the Redemption Date on any quotation system then in use; or (iii) if no such quotations are available, the fair market value of such shares on the Redemption Date, as determined in good faith by the Board.

1.6 *"Gaming"* or *"Gaming Activities"* shall mean the conduct of gaming and gambling activities, race books and sports pools, or the use of gaming devices, equipment and supplies in the operation of a casino, simulcasting facility, card club or other enterprise, including, without limitation, slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems, mobile gaming systems, inter-casino linked systems and related and associated equipment, supplies and systems.

1.7 *"Gaming Authorities"* shall mean all international, national, foreign, domestic, federal, state, provincial, regional, local, tribal, municipal and other regulatory and licensing bodies, instrumentalities, departments, commissions, authorities, boards, officials, tribunals and agencies with authority over or responsibility for the regulation of Gaming within any Gaming Jurisdiction.

1.8   *"Gaming Jurisdictions"* shall mean all jurisdictions, domestic and foreign, and their political subdivisions, in which Gaming Activities are or may be lawfully conducted, including, without limitation, all Gaming Jurisdictions in which the Corporation or any of the Affiliated Companies currently conducts or may in the future conduct Gaming Activities.

1.9   *"Gaming Laws"* shall mean all laws, statutes and ordinances pursuant to which any Gaming Authority possesses regulatory, permit and licensing authority over the conduct of Gaming Activities, or the Ownership or Control of an Interest in an entity which conducts Gaming Activities, in any Gaming Jurisdiction, all orders, decrees, rules and regulations promulgated thereunder, all written and unwritten policies of the Gaming Authorities and all written and unwritten interpretations by the Gaming Authorities of such laws, statutes, ordinances, orders, decrees, rules, regulations and policies.

1.10   *"Gaming Licenses"* shall mean all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers, concessions and entitlements issued by any Gaming Authority necessary for or relating to the conduct of Gaming Activities by any Person or the Ownership or Control by any Person of an Interest in an entity that conducts or may in the future conduct Gaming Activities.

1.11   *"Interest"* shall mean the capital stock or other securities of an entity or any other interest or financial or other stake therein, including, without limitation, the Securities.

1.12   *"Own"* or *"Ownership"* (and derivatives of such terms) shall mean (i) ownership of record, (ii) "beneficial ownership" as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the SEC under the Exchange Act, and (iii) as applicable, the meaning ascribed to the terms "own" or "ownership" (and derivatives of such terms) under the Gaming Laws of any applicable Gaming Jurisdictions.

1.13   *"Person"* shall mean an individual, partnership, corporation, limited liability company, trust or any other entity.

1.14   *"Redemption Date"* shall mean the date set forth in the Redemption Notice by which the Unsuitable Person (as defined below) or an Affiliate of an Unsuitable Person is to be paid for the Securities Owned or Controlled by such Unsuitable Person or Affiliate of an Unsuitable Person that were subject to redemption by the Corporation, which redemption date shall be determined in the sole and absolute discretion of the Board but which shall in no event be fewer than 45 calendar days following the date of the Redemption Notice, unless (i) otherwise required by a Gaming Authority or pursuant to any applicable Gaming Laws, (ii) prior to the expiration of such 45-day period, the Unsuitable Person shall have sold (or otherwise fully transferred or otherwise disposed of its Ownership of) its Securities to a Person that is not an Unsuitable Person (in which case, such Redemption Notice will only apply to those Securities that have not been sold or otherwise disposed of by the selling Unsuitable Person) and, commencing as of the date of such sale, the purchaser or recipient of such Securities shall have all of the rights of a Person that is not an Unsuitable Person, or (iii) the cash or other Redemption Price necessary to effect the redemption shall have been deposited in trust for the benefit of the Unsuitable Person or its Affiliate and shall be subject to immediate withdrawal by such Unsuitable Person or its Affiliate upon (1) surrender of the certificate(s) evidencing the Securities to be redeemed accompanied by a duly executed stock power or assignment or (2) if the Securities are uncertificated, upon the delivery of a duly executed assignment or other instrument of transfer.

1.15   *"Redemption Notice"* shall mean that notice of redemption delivered by the Corporation pursuant to this Article XI to an Unsuitable Person or an Affiliate of an Unsuitable Person if a Gaming Authority so requires the Corporation, or if the Board deems it necessary or advisable, to redeem such Unsuitable Person's or Affiliate's Securities. Each Redemption Notice shall set forth (i) that the redemption is effective as of the date of the notice, (ii) that the Corporation has either irrevocably deposited or set aside sufficient funds to pay the Redemption Price as of delivery of the Redemption Notice; (iii) that the Corporation covenants to pay the Redemption Price by the Redemption Date, (iv) the number and type of Securities to be redeemed, (v) the Redemption Price and the manner of payment therefor, (vi) if applicable, the place where any certificates for such Securities shall be surrendered for payment, and (vii) if applicable, any other requirements of surrender of the certificates, including how such certificates are to be endorsed, if at all.

1.16   *"SEC"* shall mean the U.S. Securities and Exchange Commission.

1.17   *"Securities"* shall mean the capital stock of the Corporation (including the Common Stock).

1.18   *"Transfer"* shall mean the sale and every other method, direct or indirect, of transferring or otherwise disposing of an Interest, or the Ownership, Control or possession thereof, or fixing a lien thereupon, whether absolutely or conditionally, voluntarily or involuntarily, by or without judicial proceedings, as a conveyance, sale, payment, pledge, mortgage, lien, encumbrance, gift, security, or otherwise (including by merger or consolidation).

1.19   *"Unsuitable Person"* shall mean a Person who (i) fails or refuses to file an application, or has withdrawn or requested the withdrawal of a pending application, to be found suitable by any Gaming Authority or for any Gaming License when such finding of suitability or Gaming License is required by Gaming Laws or Gaming Authorities, (ii) is denied or disqualified from eligibility for any Gaming License by any Gaming Authority, (iii) is determined by a Gaming Authority to be unsuitable or disqualified to Own or Control any Securities, (iv) is determined by a Gaming Authority to be unsuitable to be Affiliated, associated or involved with a Person engaged in Gaming Activities in any Gaming Jurisdiction, (v) causes any Gaming License of the Corporation or any Affiliated Company to be lost, rejected, rescinded, suspended, revoked or not renewed by any Gaming Authority, or causes the Corporation or any Affiliated Company to be threatened by any Gaming Authority with the loss, rejection, rescission, suspension, revocation or non-renewal of any Gaming License (in each of (ii) through (v) above, regardless of whether such denial, disqualification or determination by a Gaming Authority is final and/or non-appealable), or (vi) is deemed likely, in the discretion of the Board, acting reasonably and in good faith, to (1) preclude or materially delay, impede, impair, threaten or jeopardize any Gaming License held or desired to be held by the Corporation or any Affiliated Company or the Corporation's or any Affiliated Company's application for, right to the use of, entitlement to, or ability to obtain or retain, any Gaming License, or (2) cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any Gaming License of the Corporation or any Affiliated Company. The Board shall be required to delineate in reasonable detail its reasons for finding a Person to be an Unsuitable Person under item (vi). Notwithstanding item (vi), a Person shall not be found to be an Unsuitable Person by the Board under item (vi) for purposes of Section 4 of this Article XI (i) solely due to such Person's ownership of gaming assets in any jurisdiction (including a jurisdiction the Corporation operates in or desires to operate in) or (ii) if there is no documented material issue between such Person and a Gaming Authority like the items described in items (i) through (v); provided, however, the Board of Directors shall be entitled, in its discretion, acting reasonably and in good faith, to remove any individual associated with a shareholder from the office of manager, officer, partner or director of the Corporation pursuant to Section 4(b)(iv) of this Article XI to the extent the Board determines that such a shareholder is actually competing with the Corporation (including through ownership of gaming assets) in a particular jurisdiction in which the Corporation currently operates. Such a determination shall be effective upon delivery of a notice of such finding to such Person. As of the date of the effectiveness of this Amended and Restated Certificate, the Corporation confirms, to its knowledge, that none of its current shareholders is an Unsuitable Person.

2.   **Compliance with Gaming Laws.** All Securities shall be held subject to the restrictions and requirements of all applicable Gaming Laws. All Persons Owning or Controlling Securities shall comply with all applicable Gaming Laws, including any provisions of such Gaming Laws that require such Person to file applications for Gaming Licenses with, and provide information to, the applicable Gaming Authorities. Any Transfer of Securities may be subject to the prior approval of the Gaming Authorities and/or the Corporation, and any purported Transfer thereof in violation of such requirements shall be void ab initio.

3.   **Ownership Restrictions**. Any Person who Owns or Controls five percent (5%) or more of any class or series of the Corporation's Securities shall promptly notify the Corporation of such fact (provided that the Corporation will be deemed to have such notice from any Person whose Ownership and Control is fully reflected on the Corporation's registered stockholder list). In addition, any Person who Owns or Controls any shares of any class or series of the Corporation's Securities may be required by Gaming Law to (a) provide to the Gaming Authorities in each Gaming Jurisdiction in which the Corporation or any subsidiary thereof either conducts Gaming or has a pending application for a Gaming License all information regarding such Person as may be requested or required by such Gaming Authorities and (b) respond to written or oral questions or inquiries from any such Gaming Authorities. Any Person who Owns or Controls any shares of any class or series of the Corporation's Securities, by virtue of such Ownership or Control, consents to the performance of any personal background investigation that may be required by any Gaming Authorities. In the event any Person who Owns or Controls any of the Corporation's Securities fails to comply with their obligations under this Section 3 of Article XI, then the Corporation may (i) redeem, in accordance with this Article XI, such number of the Corporation's Securities which such Person Owns or Controls, but only in the amount necessary to reduce such Person's Ownership or Control of the Corporation's Securities to a level to cause such Person to be in compliance with, or not subject to, Gaming Law or the regulatory requirements of the Gaming Authorities (as the case may be) or (ii) prohibit the Transfer of such Person's Securities of the Corporation until such time as such Person has complied with their obligations pursuant to this Section 3.

4.   **Finding of Unsuitability**.

(a) The Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be redeemable by the Corporation, out of funds legally available therefor, as directed by a Gaming Authority and, if not so directed, as and to the extent deemed necessary or advisable by the Board, in which event the Corporation shall deliver a Redemption Notice to the Unsuitable Person or its Affiliate and shall redeem or purchase or cause one or more Affiliated Companies to purchase the Securities by the Redemption Date in accordance with Section 5 of this Article XI. From and after delivery of the Redemption Notice, such Securities shall no longer be deemed to be outstanding, such Unsuitable Person or Affiliate of such Unsuitable Person shall cease to be a stockholder, member, partner or owner, as applicable, of the Corporation with respect to such Securities, and all rights of such Unsuitable Person or Affiliate of such Unsuitable Person in such Securities, other than the right to receive the Redemption Price, shall cease. In accordance with the requirements of the Redemption Notice, such Unsuitable Person or its Affiliate shall surrender the certificate(s), if any, representing the Securities to be so redeemed.

(b) From and after delivery of the Redemption Notice, such Unsuitable Person and its Affiliates shall not: (i) receive any dividend, payment, distribution or interest with regard to the Securities, (ii) exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Securities, and such Securities shall not for any purposes be included in the Securities of the Corporation entitled to vote, or (iii) receive any remuneration that may be due to such Person, accruing after the date of delivery of such Redemption Notice, in any form from the Corporation for services rendered or otherwise, or (iv) be or continue as a manager, officer, partner or director of the Corporation or any Affiliated Company.

5. **Redemption**.

(a) The redemption price of the shares to be redeemed pursuant to this Section 5 will be equal to the Fair Market Value of such shares, or such other redemption price (if any) as may be required by the Gaming Authority making a finding of unsuitability (the "*Redemption Price*").

(b) Subject to the Corporation's surplus requirements under Delaware law and Section 8 of this Article XI, the Redemption Price will be paid, at the Corporation's election in its sole discretion, in cash or other immediately available funds.

(c) If less than all the shares held by the Unsuitable Persons are to be redeemed, the shares to be redeemed will be selected in a manner determined by the Board, which may include selection first of the most recently purchased shares thereof, selection by lot, or selection in any other manner determined by the Board.

(d) From and after delivery of the Redemption Notice, any and all rights of whatever nature, which may be held by the Unsuitable Persons of shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on capital stock of the same class or series as such shares), will cease and terminate and thenceforth the Unsuitable Person will be entitled only to receive the Redemption Price payable upon redemption.

6. **Notices**. All notices given by the Corporation pursuant to this Article XI, including Redemption Notices, shall be in writing and shall be deemed given when delivered by personal service, overnight courier, first-class mail, postage prepaid, addressed to the Person at such Person's address as it appears on the books and records of the Corporation.

7. **Injunctive Relief**. The Corporation shall be entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this Article XI and each Person who Owns or Controls Securities shall be deemed to have consented to injunctive or other equitable relief and acknowledged, by virtue of such Ownership or Control, that the failure to comply with this Article XI will expose the Corporation to irreparable injury for which there is no adequate remedy at law and that the Corporation shall be entitled to injunctive or other equitable relief to enforce the provisions of this Article XI.

8. **Non-Exclusivity of Rights**. The right of the Corporation to redeem Securities pursuant to this Article XI shall not be exclusive of any other rights the Corporation may have or hereafter acquire

under any agreement or provision of the bylaws of the Corporation. To the extent permitted under applicable Gaming Laws, the Corporation shall have the right, exercisable in the sole discretion of the Board, to propose that the parties, immediately upon the delivery of the Redemption Notice, enter into an agreement or other arrangement, including, without limitation, a divestiture trust or divestiture plan, which will reduce or terminate an Unsuitable Person's Ownership or Control of all or a portion of its Securities.

9. **Further Actions**. Nothing contained in this Article XI shall limit the authority of the Board to take such other action, to the extent permitted by law, as it deems necessary or advisable to protect the Corporation or the Affiliated Companies from the denial or loss or threatened denial or loss of any Gaming License of the Corporation or any of its Affiliated Companies. The Board may, to the extent permitted by law, from time to time establish, modify, amend or rescind bylaws, regulations, and procedures of the Corporation not inconsistent with the express provisions of this Article XI for the purpose of determining whether any Person is an Unsuitable Person and for the orderly application, administration and implementation of the provisions of this Article XI. Such procedures and regulations shall be kept on file with the Secretary of the Corporation and with the transfer agent, if any, of the Corporation and shall be made available for inspection and, upon reasonable request, mailed to any record holder of Securities.

10. **Authority of the Board**. The Board shall have exclusive authority and power to administer this Article XI and to exercise all rights and powers specifically granted to the Board, or as may be necessary or advisable in the administration of this Article XI. All such actions which are done or made by the Board in good faith shall be final, conclusive and binding on the Corporation and all other Persons; provided, that the Board may delegate all or any portion of its duties and powers under this Article XI to a committee of the Board as it deems necessary or advisable.

11. **Severability**. If any provision of this Article XI or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article XI.

12. **Termination and Waivers**. Except as may be required by any applicable Gaming Law or Gaming Authority, the Board may waive any of the rights of the Corporation or any restrictions contained in this Article XI in any instance in which and to the extent the Board determines that a waiver would be in the best interests of the Corporation. Except as required by a Gaming Authority, nothing in this Article XI shall be deemed or construed to require the Corporation to repurchase any Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person.

13. **Legend**. The restrictions set forth in this Article XI shall be noted conspicuously on any certificate evidencing the Securities in accordance with the requirements of the General Corporation Law and any applicable Gaming Laws.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:09 PM 06/30/2025
FILED 02:09 PM 06/30/2025
SR 20253228232 - File Number 10245051

CERTIFICATE OF INCORPORATION
OF
Buffalo Chip Global Inc.

FIRST: The name of the corporation is: Buffalo Chip Global Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 1,500 shares having a par value of $0.01 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below.

Michael J. Bell

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

Section 3. Special Meetings: Special meetings of the stockholders may be called at any time by the President, a resolution of the Board of Directors, or by stockholders entitled to cast at least one-fifth (1/5) of the votes which all stockholders are entitled to cast. Upon written request to the Corporation of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date, place and time of the meeting, and to give due notice thereof to all the persons entitled to vote at the meeting. Business at all special meetings shall be confined to the objects stated in the notice of the meeting and the matters immediately germane thereto.

Section 4. Notice of Meetings: Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting or the specific details for accessing a meeting held through any remote means of communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten (10) days nor more than sixty (60) days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date set forth such purpose. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may also be effectively provided by means of electronic transmission (meaning an "Electronic Transmission" in accordance with Section 232 of the DGCL. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 5. Adjournment: Any meeting of the stockholders, annual or special, may be adjourned from time to time by a vote of the majority of the shares present to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 6. Quorum: A majority of the outstanding shares of the Corporation entitled to vote at a given meeting, represented in person or by proxy, shall constitute a quorum at such meeting of stockholders. If less than a majority of the outstanding shares entitled to vote at such meeting is represented at a meeting, a majority of the shares so represented may adjourn the meeting as set forth above in Section 5 at any time without further notice.

Section 7. Voting; Proxies: Unless otherwise required by law or the Certificate of Incorporation, the election of Directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these By-Laws, any matter, other than the election of Directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy or by a transmission permitted by Section 212(c) of the DGCL, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states

Section 3. Special Meetings: Special meetings of the stockholders may be called at any time by the President, a resolution of the Board of Directors, or by stockholders entitled to cast at least one-fifth (1/5) of the votes which all stockholders are entitled to cast. Upon written request to the Corporation of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date, place and time of the meeting, and to give due notice thereof to all the persons entitled to vote at the meeting. Business at all special meetings shall be confined to the objects stated in the notice of the meeting and the matters immediately germane thereto.

Section 4. Notice of Meetings: Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting or the specific details for accessing a meeting held through any remote means of communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten (10) days nor more than sixty (60) days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date set forth such purpose. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may also be effectively provided by means of electronic transmission (meaning an "Electronic Transmission" in accordance with Section 232 of the DGCL. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 5. Adjournment: Any meeting of the stockholders, annual or special, may be adjourned from time to time by a vote of the majority of the shares present to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 6. Quorum: A majority of the outstanding shares of the Corporation entitled to vote at a given meeting, represented in person or by proxy, shall constitute a quorum at such meeting of stockholders. If less than a majority of the outstanding shares entitled to vote at such meeting is represented at a meeting, a majority of the shares so represented may adjourn the meeting as set forth above in Section 5 at any time without further notice.

Section 7. Voting; Proxies: Unless otherwise required by law or the Certificate of Incorporation, the election of Directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these By-Laws, any matter, other than the election of Directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy or by a transmission permitted by Section 212(c) of the DGCL, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states

that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

Section 8. Consent In Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (including one provided through Electronic Transmission), setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. Setting the Record Date: In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (a) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (b) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 10. List of Stockholders: The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10nth) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of

each class of capital stock of the Corporation registered in the name of each stockholder at least ten (10) days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten (10) days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings: The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint to serve as secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

ARTICLE IV - DIRECTORS

Section 1. Board Management: The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors shall consist of such number of persons as the Board of Directors shall determine from time to time, in its discretion. In the absence of the Board of Director's determination to change such number, the Corporation shall have three (3) Directors. Each Director shall hold office until a successor is duly elected and qualified or until the Director's earlier death, resignation, disqualification, or removal. Any Director may resign at any time by notice given in writing (including through Electronic Transmission) to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the Director in writing (including through Electronic Transmission) to the Corporation. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of Directors may remove any Director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 2. Regular Meetings: Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on five (5) days' notice to all Directors, either personally or by mail, courier service, or through Electronic Transmission; special meetings may be called by the President or Secretary in like manner and on like notice by written request (including by request through Electronic Transmission) to the Chairman of the Board of Directors.

Section 4. Telephonic or Web Meetings: Board of Director's meetings or committee meetings, regular or special, may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard, as may be determined by the Board of Directors. Attendance by a Director in a meeting through the relevant media pursuant to this Section 4 shall constitute presence in person at such meeting.

Section 5. Quorum: A majority of the total number of Directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 6. Voting: Except as otherwise expressly required by these By-Laws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Consent In Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing (including through Electronic Transmission), and the consents are filed with the minutes of proceedings of the Board of Directors or committee in accordance with the DGCL.

Section 8. Board Committees: The Board of Directors may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by the DGCL, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article IV.

Section 9. Compensation: Directors may receive equity compensation or such fees as the Board of Directors may determine from time to time. In addition, a fixed sum per Board of Directors or committee meeting and any expenses of attendance may be allowed for attendance at each regular or special meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation as an officer or employee and receiving compensation therefore.

ARTICLE V - OFFICERS

Section 1. Executive Officers: The executive officers of the Corporation shall be chosen by the Board of Directors. The initial officers shall be: President, Secretary, and Treasurer. The Board may choose one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary, and may delegate the selection of lesser officers to one or more executive officers of the Corporation. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person, including a Director.

Section 2. Salaries: Salaries of all officers and agents of the Corporation shall be determined and fixed by the Board of Directors. The primary terms of such officers' and agents' compensation, responsibilities, obligations and other terms of employment shall be set forth in an employment agreement between the officer and the Corporation.

Section 3. Term of Office: Subject to the terms of any employment agreement between the Corporation and the officers, the officers of the Corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the Corporation will be served thereby.

Section 4. President: The President shall be chief executive officer of the Corporation, shall preside at all meetings of the stockholders, and shall have general and active management of the business of the Corporation. He or she may be an ex officio member of all committees if provided for by the Board of Directors, and shall have the general power and duties of supervision and management, the scope of which shall be set by the Board of Directors.

Section 5. Secretary: The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and act as clerk thereof, and record all votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He or she shall keep in safe custody the Seal of the Corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it.

Section 6. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall keep the moneys of the Corporation in a separate account to the credit of the Corporation. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 7. Delegation; Customary Powers: In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any Director. Each officer of the Corporation shall have in addition to the duties and powers specifically set forth herein such duties and powers as are customarily incident to such officer's office, and such duties and powers as may be designated from time to time by the Board of Directors.

ARTICLE VI - CORPORATE RECORDS

Section 1. Maintenance of Records: Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 2. Inspection Rights: Any stockholder of record, in-person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two (2) years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office or at its principal place of business.

ARTICLE VII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. Certification of Shares: The shares of stock of the Corporation may or may not be represented by certificates; the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 2. Transfers: Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Any transfer of stock by a stockholder must be made in compliance with the Securities Act of 1933, as amended, as well as similar state securities laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the President or the Treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 3. Lost Certificates: The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 4. Dividends: Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 5. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE VIII - INDEMNIFICATION AND ADVANCEMENT

Section 1. Definitions: Solely for purposes of this Article VIII, the following terms shall have the definitions set forth below:

(a) "Disinterested Director" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding.

(b) "Expenses" means all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding.

(c) "Non-Officer Employee" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(d) "Officer" means any person who serves or has served the Corporation as an officer appointed by the Board of Directors of the Corporation;

(e) "Proceeding" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative.

Section 2. Indemnification of Directors and Officers: Subject to the operation of Section 4 of this Article VIII, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) against any and all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any threatened, pending or completed Proceeding or any claim, issue or matter therein, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's status or conduct as such, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

Section 3. Indemnification of Non-Executive Employees: Subject to the operation of Section 4 of this Article VIII of these By-Laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's status or conduct as such, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized by the Board of Directors of the Corporation.

Section 4. Good Faith: Unless ordered by a court, no indemnification shall be provided pursuant to this Article VIII to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

Section 5. Advancement of Expenses to Directors Prior to Final Disposition:

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director's Corporate Status within ten (10) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within ten (10) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article VIII shall not be a defense to the action and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of Expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the

DGCL.

Section 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition:

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer and Non-Officer Employee in connection with any Proceeding in which such is involved by reason of such person's status and/or actions as such upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer and Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of Expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such Expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

Section 7. Contractual Nature of Rights:

(a) The foregoing provisions of this Article VIII shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article VIII is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article VIII shall not be a defense to the action and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

ARTICLE IX - AMENDMENTS

Section 1. These By-Laws may be supplemented, amended, or repealed by the Board or by a vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By Laws which under the DGCL, by the Certificate of Incorporation or by these By Laws requires action by the stockholders and (b) any alteration, amendment or repeal of these By Laws by the Board of Directors and any new By Law adopted by the Board of Directors may be altered, amended or repealed by the stockholders as set forth in this Section.

ARTICLE X - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year of the Corporation shall be the calendar year, unless otherwise determined by the Board of Directors.

Section 3. Delaware Chancery Forum Selection: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these By-Laws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Section 4. Notice: Whenever notice is required to be given to any person by these By-Laws, such notice shall be deemed given effectively if given in person, by mail addressed to such person at such person's address as it appears on the records of the Corporation, by facsimile, or by any means of Electronic Transmission.

Section 5. Waiver of Notice: Whenever any written notice is required by these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, including a communication sent by means of Electronic Transmission bearing the name of the person or persons entitled to notice, shall be deemed equivalent to the giving of such notice. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

*   *   *   *   *

EXHIBIT H TO FORM C/A
MATERIAL CONTRACTS

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the issuer if publicly disclosed.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT ("Agreement"), made effective as of **April 3. 2025** (the "**Effective Date**"), is by and between **BUFFALO CHIP CAMPGROUND, LLC**, a South Dakota limited liability company having a business address of 20622 Fort Meade Way, Sturgis, South Dakota 57785 ("**Licensor**") and **DOUBLE RAINBOW, LLC**, a Delaware limited liability company, having a business address of 1100 Brickell Bay Drive, Suite 66E, Miami, Florida 33131 ("**Licensee**") (collectively, hereafter a "**Party**" or, together, "**Parties**").

Recitals

A. Licensor is the owner of Licensed Properties and Licensor's Business (each defined below) which are and will continue to be in unlimited use by the Licensor without compensation of any kind to Licensee;

B. Licensee intends to use and otherwise exploit and license to others the use of the Business License in the Territory (each as defined below);

C. Licensee thus desires an exclusive, irrevocable license from Licensor for the right to use the Licensed Properties in the Territory for the goods, services and related properties as permitted for the Registered Marks, and for any additional goods, services and properties for which the Licensor's Marks have been used by Licensor or could possibly be exploited for commercial use in connection with the Nevada Project and other Projects (each capitalized term defined below, and subject to exceptions stated herein);

D. Licensee also desires the exclusive right to use and direct Licensor to file trademark applications to register New Marks in Licensor's name and at Licensee's sole expense (or not register, all at Licensee's reasonable discretion but with the prior written approval and assistance of the Licensor; as terms are defined below) for exploitation under the Business License during the Term (defined below) in any jurisdiction throughout the world as it would any other of Licensor's Marks, as granted by Licensor on the conditions further described below; and

NOW, THEREFORE, affirming the accuracy of the above Recitals (which form a part of this Agreement) and in consideration of the mutual promises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and with the Parties intending to be legally bound, the Parties agree as follows:

Agreement

1. **DEFINED TERMS**:

The defined terms have the meanings as stated in the Agreement provisions below, or as stated in the **APPENDIX I** provisions for "Definitions."

2. **LICENSE GRANT**:

A. **Grant.** Licensor hereby grants to Licensee and its Affiliates, for the duration of the Term, a license to utilize, exploit and/or to sublicense the exploitation of the Licensed Properties in the Territory on or in connection with all or any part of the possible lawful applications of the Business License by Licensee, hereinafter the "**License**", and, subject to the exclusivity conditions stated below in subsections 2.B through C. The design and schematics developed by Licensee for the Business License locations are not required to copy or incorporate the existing designs of Licensor's Business, but Licensee is permitted

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by this License to so copy and incorporate the designs (including 'look and feel') of Licensor's Business or otherwise create designs at Licensee's discretion subject only to any applicable approvals herein. It is in Licensee's total discretion whether to use all, a part, or none of the Licensed Properties other than key selected brands from the Licensor's Marks; nor is Licensee required, except for the Nevada Project, to include a casino or a hotel/motel in any location of the Business License. And, specifically, this License includes the creation and exploitation of stand-alone or "spin-off" restaurants and games (as defined below) incorporating the Licensor's Marks and New Marks, at the discretion of Licensee subject only to applicable conditions and royalties as stated herein.

B.   **First Project**. Notwithstanding Section 2.A, should Licensee's selected site for the Nevada Project or another first Project site (together, the **"First Project"**) for Business License: (i) not have been presented to Licensor prior to the expiration of thirty-six (36) months following the Effective Date (including an active contract offer and response to secure the land), or (ii) shall not have commenced construction for any reason (other than Force Majeure) before the expiration of forty-eight (48) months from the Effective Date, then either Party may elect to terminate this Agreement by providing a signed written notice to the other Party no later than one hundred and twenty (120) days prior to termination. If such notice is given and received, unless a written and signed extension is otherwise mutually agreed between the Parties before the expiration of that 120-day notice period, the Agreement automatically terminates at the end of such period and the Hold and Noncompete Territories (defined below) expire concurrently.

C.   **Exclusivity (& Permitted Activities); International Expansion; Hold**. Notwithstanding the foregoing License:

(1)   The exclusivity granted to Licensee shall not preclude either Party from promoting and advertising its projects in the other's jurisdiction. For example, Licensee may advertise the Nevada Project in/on a South Dakota billboard or radio spot, and vice versa. The Parties shall communicate reasonably and in good faith on the joint, cross-promotion of their projects to maximize the Parties' revenues in all locations.

(2)   The exclusivity granted to Licensee shall not preclude either Party from selling clothing and other small-scale retail merchandise (i.e., items of less than $200 in value) in the other Party's territory(ies), in fulfilment of a customer order submitted by internet, telephone, "App" (e.g., Amazon), or similar commerce tool. The Parties shall communicate reasonably and in good faith on the coordination of such sales so as not to unduly compete with each other.

(3)   On the condition of compliance with the terms of this Section (and others in this Agreement, e.g. Term and Territory), Licensor shall retain the right to continue to use the Licensed Properties at Licensor's Business and throughout the world without limitation and in perpetuity with no obligations and or participation in ownership of any kind by Licensee. All licenses not specifically granted herein are expressly reserved by Licensor.

(4)   From the Effective Date as a "**Hold**" against Licensed Properties being exploited in projects similar to Licensee's Project before or after the Territory is actively exploited by Licensee, Licensor agrees to honor a protective zone of non-competition and never open or sublicense its Business License properties for any project similar to the Licensee's Project in the States of Arizona, Southern California (an area from Santa Barbara through San Diego and bordered by Mexico and the States of Nevada and Arizona), Mississippi, Nevada, or Utah (together the "**Noncompete Territories**"), unless the Licensee fails to meet the requirements of the First Project as stated above in Section 2.B. Once the First Project has its Grand Opening, the Noncompete Territories endure protected for the Term of the License

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whether or not other Project sites are opened by the Licensee. Should the First Project be sited in any state in the Territory other than Nevada, the Parties agree to then negotiate in good faith a reasonable and appropriate noncompete area to protect the success of that site for the Project (added to the Noncompete Territories), and Licensor's participation and consent shall not be unreasonably delayed or withheld. Hold Fee compensation is as stated below in Section 3.F.

(5)   From the Grand Opening of the First Project, should Licensee's selected site for the second Project site (the "**Second Project**") for Business License not have been presented to Licensor prior to the expiration of the following twelve (12) months (including an active contract offer and response to secure the land), Licensor may elect to terminate Licensee's exclusive for the Territory, except for the Noncompete Territories stated in above Section 2.C.(4).

(6)   Before commitments are made for any international territory opportunities similar to the Project, Licensor agrees to invite Licensee to review and bid on such opportunities during the 10-year domestic exclusivity period. Once Licensee has presented to Licensor the selected site for the third Project (including an active contract offer and response to secure the land), Licensor agrees to then expand the Territory of the License to include any and all international territories not yet licensed by Licensor, for a ten (10) year (120 months) period of exclusivity for Licensee.

(7)   In affirming the exclusivity granted to Licensee herein in the Territory, neither Licensor nor its Affiliates shall at any time during the Term, exercise or license, assign, sell or allow to any other person or entity the right to use the Licensed Properties in a similar manner or project to the Licensee's Project inside the Territory, including all unexpired Noncompete Territories.

3.   **FEES AND ROYALTY TO LICENSOR, AND RELATED FINANCIAL TERMS**:

In exchange for the License and rights granted in this Agreement, Licensee agrees to pay to Licensor all of the following rates, royalties and fees (collectively, the "**License Fee**"), which (unless otherwise stated) shall be based upon the Gross Revenues from any and all Projects utilizing the Business License owned by Licensee or its Affiliates or sublicensed by Licensee to any entity (a "**Sublicensee**"), and pursuant to the terms described in this Agreement:

A. "**Consignment Royalty**": [***]% of Gross Revenues comprised of: all Gross Revenues of sales collected by Licensee from typical and customary consignment sales of personal property from a third party (such as art, motorcycles, cars, collectibles, etc.) to be brokered by Licensee, after deduction of only credit card transaction related expenses, sales tax, and any third-party or in-house sales commissions due sales/broker/agent personnel or the consigning owner of the item sold on consignment.

B. "**Equity Share** ": a [***]% equity ownership interest in 100% of Licensee's ownership share/membership interest in each Project developed by the Licensee or one of its Affiliates (as Project is defined in the Appendix, under "Business License"); if Licensee utilizes a 'parent holding company' structure to hold its ownership interest in one or more Projects, Licensor would hold a [***]% ownership share of Licensee's holdings in such parent company; or, if Licensee enters into a joint-venture type of entity structure to operate a particular *Project* or Projects, typically divided [***] with a joint-venture partner, Licensor would hold a [***]% ownership share of Licensee's [***]% ownership in the joint-venture (or, whatever total percentage of ownership Licensee actually holds in a specific joint-venture). The Equity Share ownership structure is illustrated by the chart attached as **APPENDIX II**. Licensor's [***]% membership/ownership equity interest would have the following privileges, benefits, and protections:
- anti-dilution protection (i.e., that percentage will never be diluted),

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- a most-favored-nations position regarding the distribution priority of net profits,

- Licensor would receive standard and customary indemnifications from all claims and liabilities that arise from the activity of the Business License (not including such claims and liabilities that are caused by a breach or default of Licensor of the obligations, representations or warranties contained in this Agreement),

- Licensor would not be required to invest, loan, and/or provide any equity or debt capital raise (e.g., a capital contribution) that the Project or ownership entity would need,

- Any and all Game Revenue Participation (generally launched for promotion purposes to improve Project guest count and revenues overall; see Definitions in Appendix) at [***]% derived from a separate Games entity in which Licensor holds a [***]% equity membership/shareholder interest, distributed as member profits administered and held in such entity, and

- Licensor would benefit from all statutory and regulatory rights provided to the protection of minority shareholders under both state and federal laws, as applicable; and, given full access to the formative and governing documents of that Project's entity, relevant bookkeeping, and other items in this Agreement (such as those stated below in Sec. 4.G, Sec.5.F, and so on).

C.   "**Event Royalty**": [***]% of Gross Revenues comprised of "**Event Sales**" defined as: all Gross Revenues actually received from entertainment events, acts (e.g., stand-up or sketch comedy, magicians, touring acts, etc., the "**Event(s)**"), music shows, plays or musicals, and live performances staged on the properties within the Business License locations, comprised of all gross sums actually received by or credited to the Project site's box office from all sources whatsoever, including the sale of tickets to the live entertainment shows staged by Licensee within the Business License locations after documented deduction of only the following house charges:

(i)   any Federal, State or Local admission taxes or any similar taxes which may be imposed on admissions;

(ii)   any commissions, if any, paid in connection with comedy theatre parties or benefits;

(iii)   those sums, if any, which are set aside for pension or welfare funds on theatrical unions and actually paid to such funds, when there are union members (crew or musician);

(iv)   commissions or charges paid in connection with group sales, credit card sales, benefit discounts or automated ticket distribution, or remote box offices (e.g., Ticketmaster and Telecharge);

(v)   subscription fees and discounts, where applicable, including license fees for music performance rights (supported by and calculated to comply with performance reports filed with any performance rights society/agency service);

(vi)   talent costs (union and non) and booking expenses;

(vii)   cancellation costs or refunds (due to any cause) borne by Licensee;

(viii) house ticketing charges; and,

(ix)   sums outstanding on account and of record, if any, due to be paid or reimbursed to Licensee from such receipts.

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The Gross Revenues for Event Sales minus the above listed house charges constitute the "**Net Adjust Gross Box Office Revenue**" (or "**NAGBOR**" as it may appear in Event contracts).

D. "**F&B Sales Royalty**": [***]% of Gross Revenues comprised of all F&B Gross Revenues after deduction of only actual taxes, tips and property assessments (if any, and only to the extent such deductible items occur and only in the year they occur), and including revenue derived from F&B activities in an embedded or stand-alone (e.g., "spin-off") restaurant, bar, lounges, and VIP passes for special VIP bars and lounges (etc.) at Business License locations during the applicable reporting period and received by and/or credited to Licensee during such period.

E. "**Fixed Annual Casino Fee**": No later than sixty (60) days following the Grand Opening of the Nevada Project that operates a casino (or any other Project and casino of similar size and scope, if opened prior to the Nevada Project), Licensee shall commence payment to Licensor of a $[***] flat fixed annual royalty derived from applicable casino revenues, paid in equal monthly installments ($[***] per month) over the fiscal year; and applied in the same manner to each additional casino location. A reduced flat fixed annual royalty (or fee) shall be paid by Licensee if (and if any) subsequent Projects are opened in a smaller business model for a smaller community than the original Nevada Project site (the Nevada Project and others with casinos of similar size and scope are not subject to such reduction), specifically and on the same pro rata monthly payment plan as the above fee: (i) $[***] flat fixed annual royalty for casinos planned to hold and actually opened with less than [***] but more than [***] slot machines on the floor, (ii) $[***] flat fixed annual royalty for casinos planned to hold and actually opened with [***] or less but more than [***] slot machines on the floor, and, on rare occasions, (iii) $[***] flat fixed annual royalty for sites actually opened with [***] or less slot machines on the floor. In addition, should Licensee elect to produce its own proprietary slot machine branded with Licensed Properties or secure agreements with third parties to produce and place such machines, Licensee and Licensor shall divide the Gross Revenues actually received equally between them, after recoupment of the actual documented manufacturing costs (and related costs actually charged when and if contracted to a third party).

F. "**Hold Fee**": In exchange for the hold on exclusivity for the Territory and expansions of Territory (see Section 2.C.(4)), no later than thirty (30) days following Licensee securing the first tranche of development capital in the amount of a minimum of $[***], Licensor will be paid a holding fee of $[***] for each 12-month period (or pro rata portion thereof), until the Grand Opening of the First Project, whereupon the Hold Fee terminates for the First Project. This same Hold Fee shall be applied in the same manner to each subsequent Project, with the same sum being paid although within ten (10) days following the same trigger (i.e., securing the same first tranche of development capital), and continuing to be paid on each 12-month anniversary date, until termination on the Grand Opening of that project; and so on for subsequent Project sites until such time as there is mutual agreement to modify or remove the Hold Fee. The Hold Fee would be reduced by half if (and if any) subsequent Projects are opened in a smaller business model for a smaller community than the original Nevada Project site (not subject to such reduction), specifically: $[***] Hold Fee for casinos planned to hold and actually opened with less than [***] slot machines on the floor but more than [***] (in the same manner as the above Hold Fee not so reduced). Sites with even smaller casino floors and less than [***] slot machines (if any) would be evaluated in good faith by both parties at that time on the particular circumstances of each such site, and a mutually agreed and appropriate Hold Fee determined payable.

G. [Intentionally blank.]

H. "**Hotel or Motel Royalty**": [***]% of Gross Revenues comprised of all "**Hotel or Motel Sales**" defined as: all Gross Revenues of motel, hotel, camper, RV, tiny homes, short-term rentals, and

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similar room rentals on the property of the Business License locations, with deduction or adjustment made or allowed for (i) any actual taxes paid by the consumers, (ii) credit card transaction fees, (iii) any third-party booking fees paid during the accounting period, and (iv) third-party or joint-ventured third-party share of actual management services fee.

I."**Late Fee**": All sums not paid when due shall bear default interest at the rate of [***] percent ([***]%) per annum without prejudice to any other rights of Licensor in connection therewith.

J."**Membership Fee Royalty**": [***]% of Gross Revenues comprised of "**Membership Fee Sales**" defined as: all Gross Revenues received from any private memberships sold to properties on the Business License locations with deduction or adjustment made or allowed for (i) any actual taxes paid by the consumers, (ii) credit card transaction fees, and (iii) free, introductory offers and promotions, during the applicable royalty period;

K."**Merchandise Royalty**": [***] % of Gross Revenues comprised of all "**Merchandise Sales**" defined as: all Gross Revenues actually received from the sale of merchandise or services bearing the Licensed Marks as authorized under this Agreement and sold by Licensee at the Business License locations and Retail Stores, with deduction or adjustment made or allowed for (i) any actual taxes, service fees and gratuities (if any) paid by the customers, (ii) credit card transaction fees, (iii) free, introductory offer or sample units, and (iv) returns actually made and refunded to consumers during the applicable royalty period; provided, however, that the total credit taken by Licensee for all returns during any applicable royalty period shall not exceed [***] percent ([***]%) of all articles sold with the Licensed Marks during the applicable royalty period.

L. "**New Marks Revenues**": Licensor authorizes and the Parties agree that Licensee will administer the Gross Revenues from all exploitation of the New Marks which Licensee develops, and Licensee shall pay royalties on such exploitation to the same extent, and pursuant to the same percentages, and in the same manner as set forth in the remainder of this Section 3; provided, however, that the percentage applicable to the sale of merchandise or services by any third-party Sublicensee(s) bearing the New Marks shall be [***] percent ([***]%) instead of the [***] percent ([***]%) set forth in Section 3(K). Neither Licensee nor Licensor (nor their respective Sublicensees or Affiliates) is obligated to pay the other Party for its own direct use of New Marks (except for the License Fee royalties provided for in this Section 3) when not licensing said New Marks to third parties. For consistency in marketing, each Party agrees not to license to third parties any New Marks developed by the other (developing) Party without the other (developing) Party's prior written permission (not to be unreasonably delayed or withheld). This Section 3(L) may be clarified or modified by a subsequent IP Rights Administration Agreement (see Appendix I definitions), and shall survive the termination of this Agreement.

M."**Real-Estate Sales Royality**": [***]% of sales price collected by Licensee and its Affiliates on any sales of title in real estate property such as a Tiny Home or the real estate plot that it resides on (and/ or both if applicable), and, the sale of title ownership interests (not rentals) in timeshare properties on the site of a Project.

N."**Residential Royalty**": [***]% of Gross Revenues comprised of "**Residential Sales**" defined as: all Gross Revenues generated from residents of properties on site at any Business License location, such as apartments, and condominiums (and others similar units), with deduction or adjustment made or allowed for (i) any actual taxes paid by the consumers, (ii) credit card transaction fees, (iii) free, introductory promotions, and (iv) actual cancellations or returns of receipts to guests/residents during the accounting period.

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O.   "**Site Rentals Royalty**": [***]% of Gross Revenues comprised of "**Site Rental Sales**" defined as: all Gross Revenues of RV and RV site rentals, camper, tent (pitched sleeping tents and similar erected structures/lots rentals), Campground facilities rentals or similar vehicle/lot rentals with deduction or adjustment made or allowed for (i) any actual taxes paid by the consumers, (ii) credit card transaction fees, (iii) free, introductory promotions, (iv) actual cancellations or returns of receipts to guests during the accounting period, and (vii) actual CAM (Common Area Maintenance) and Triple Net (paid through expenses for the rented property) charges paid by tenants in or in addition to their rental payments. This royalty rate also applies to Gross Revenues from stores or clubs rented to third parties (not branded by Licensor's Marks) on Project property for rents or rent participations paid to Licensee, less Licensee's [***]% fee for administrative and management costs associated with structuring and overseeing the rental transaction (or such actual fee paid to a third-party management company, if any, negotiable and intended not to exceed the [***]% rate, on average, but may be more or less regarding specific rented spaces). This royalty includes revenues received from the above sales items along with packages for equipment, flowers and related services and consumables.

P.   "**Upfront Fee**": Upon the closing of this Agreement, Licensee agrees to pay to Licensor the greater of (i) a $[***] fixed fee against Licensor's closing costs (including legal expenses) without any accounting required; or (ii) reimbursement for Licensor's actually-incurred attorneys' fees and costs with respect to this Agreement and transaction, up to a cap of $[***], provided such counsel provides a reasonably-redacted invoice as support for such charges.

Q.   "**Vacation and/or Timeshare Royalty**": [***]% of Gross Revenues comprised of "**Vacation Club and/or Timeshare Sales**" defined as: all Gross Revenues (title sales are addressed above, in Section 3(M)) generated from residents of vacation club or timeshare properties on site at Business License locations, less (i) any actual taxes paid by the consumers, (ii) credit card transaction fees, (iii) free, introductory promotions, (iv) actual cancellations or returns of receipts to guests/residents during the accounting period, and (v) rental commissions paid to third parties (if any).

R.   "**Wedding Chapel Royalty**": [***]% of Gross Revenues comprised of "**Wedding Chapel Sales**" defined as: all gross sales revenues generated from wedding events booked on the properties of Business License locations (and related event items), less (i) any actual taxes paid by the consumers, (ii) credit card transaction fees, (iii) free, introductory promotions, and (iv) actual cancellations or returns of receipts to guests during the accounting period.

4.   **PAYMENT, ACCOUNTING AND REPORTS**.

A.   **Payment**.

(1)   Unless otherwise stated herein for a specific payment element (e.g., for the Fixed Annual Casino Fee), or subsequently modified by mutual agreement of the Parties, all License Fee payments to Licensor shall be made quarterly, in arrears (i.e., for the preceding calendar quarter), by the twentieth (20th) day of the month following that quarter (i.e., January, April, July, and October 20th), time being of the essence. Any payment due on a non-business day (in Nevada) shall be due and payable on the next subsequent business day. The last quarterly payment shall be made in the calendar month following the termination or expiration of this Agreement, unless a True-Up is required pursuant to Section 4.A.(3).

(2)   All payments hereunder shall be made in U.S. Dollars, in immediately available funds, by wire transfer, ACH, or other form of payment reasonably requested by Licensor. Prompt payment shall not be contingent on the delivery by Licensor of an invoice or any other notice of payment due.



Licensor is entitled to a Late Fee on any payment due from Licensee that is not paid on time with this Agreement.

(3) **True-Ups**. If Licensee discovers an inadvertent error in a previous payment, or an adjustment is made to a prior period's accounting (e.g., based on incoming Gross Revenues received with respect to that prior period, or a customer return or other deduction relating to that prior period), then Licensee shall (i) make the payment (or set off the amount) in the next subsequent payment due hereunder (a "**True-Up**"); and (ii) deliver a detailed, written accounting of the adjustment.

B. **Maintenance of Records**. For Business License operations at each location (if more than one), Licensee shall maintain during the term of this Agreement and shall preserve for at least five (5) years from the dates of their preparation, full, complete, and accurate books, records, and accounts all prepared in accordance with GAAP.

C. **Monthly Reports; Standard items**.

(1) Licensee shall submit to Licensor, no later than the twentieth (20th) day of each month during the term of this Agreement following the opening of the first location of Business License, a reasonably detailed remittance report (which may be digitally transmitted) accurately reflecting all revenues and calculations supporting each element of determining the License Fee during the preceding calendar month.

(2) Licensor affirms and approves that such reports from any particular Business License location project may validly reflect as standard items the payment of the following specific fees (and no other direct or indirect fees whatsoever) paid to and collected by Licensee and its Affiliates, provided that all such fees are customary, and reflect average market rates accepted by Licensee's major investors and senior capital/debt funding providers as reasonable amounts: (i) a "**development fee**" paid to Licensee should Licensee act as the developer on any particular Business License location project, capped at [***] ([***]%) percent on estimated total project costs ($[***] costs of land and build = $[***] fee, as an example); (ii) a "**capital raise success fee**" should Licensee complete the campaign for the capital raise of funding for a particular Business License location project, capped at [***] ([***]%) percent of capital raised by Licensee as equity funding, plus there will be third party advisory/broker capital raise fees negotiated in good faith by Licensee (if and when they arise); a separate rate of [***] ([***]%) percent cap for debt funding raised by Licensee (plus any similar third-party banker fees/costs for debt funding); and (iii)a "**management fee**" capped at [***] ([***]%) percent should Licensee act as the manager for any particular Business License location, or be required to pay such fee to a third-party hired management company (appropriate to the location, scope of duties, reputation and market).

If any fee above to Licensee exceeds the agreed cap, Licensee may still receive such fee, but the excess shall not be factored into the calculation of the License Fee, meaning as between Licensor and Licensee, it shall be as if all such caps remained in effect.

D.**Annual Reports**. Licensee shall submit to Licensor an annual report accurately reflecting all revenues and calculations supporting each element of determining the License Fee within ninety (90) days after the end of each of Licensee's fiscal years, showing such revenues and calculations of Business License (each location, and including sublicensees) for the preceding calendar year and the total amount of License Fees paid for that period.

E.**Additional Reports**. Licensee shall submit to Licensor, for review or auditing, such other forms, reports, records, information, and data as Licensor may reasonably request and at Licensee's

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expense (if any), in the form and manner (which may be, at Licensor's option, by electronic means) periodically requested by Licensor, and as are reasonably related to sales and revenues stated in the above reports or otherwise relevant to the calculation or payment of the License Fee.

F. **Audit Rights.** Licensor and its designated agents shall have the right, at Licensor's expense, to have an annual independent audit made of the books of Licensee solely to verify the amount of Gross Revenues and adjusted revenues and calculations of Licensor's due Fees and Royalty, and adherence to GAAP and supporting records. If an audit should reveal that any payments have been understated in any report to Licensor, then Licensee shall immediately pay to Licensor the amount understated upon demand, in addition to interest from the date such amount was due until paid at the rate of [***] percent ([***]%) per annum or the maximum rate permitted by law, whichever is less. If an audit discloses an understatement of the License Fees of [***] percent ([***] %) or more, on an annual basis, then (i) Licensee shall, in addition, reimburse Licensor for all reasonable and customary costs and expenses connected with such audit; and (ii) Licensor shall then have the right to conduct an audit semi-annually instead of annually.

G. **Tax Returns.** Licensee shall also submit to Licensor its annual state and federal (i) sales and (ii) income tax returns for each entity filing on behalf of each Project, and in instances where Licensee is required to file tax reports more frequently (e.g., quarterly or monthly), such reports shall also be copied to Licensor simultaneously with their filing/reporting to the governmental authorities.

H. **Expenses.** Except for any audit as provided in Subsection 3.F above, the monthly reports, annual reports and annual sales and income tax reports are provided at no cost to Licensor.

5. **QUALITY STANDARDS AND CONTROL; APPROVALS:**

A. **Quality; Compliance; Insurance.**

(1) **Quality Standards.** The quality standards for the goods and services offered for sale and sold by Licensee under the Licensed Properties and branded with the Licensed Marks shall conform and be consistent with or exceed the Licensed Properties made and sold by Licensor at Licensor's Business as of the Effective Date, or with subsequent commercially reasonable standards established from time to time by mutual and reasonable consultations.

(2) **Laws.** The quality standards for the goods and services offered for sale and sold by Licensee under the Licensed Properties and branded with the Licensed Marks, and all of Licensee's activities in relation to each Project more generally, shall be in compliance with all applicable local, state, and federal laws, statutes, common law principles, codes, court orders, and regulations (collectively, **"Laws"**).

(3) **Permits.** All of Licensee's activities in relation to each Project shall only commence upon Licensee obtaining all necessary and appropriate local, state, and federal permits, licenses, and approvals required in order to operate in compliance with Law (the **"Permits"**), and Licensee shall maintain all such Permits in good standing and comply with the terms of the same.

(4) **No Encumbrances** . Licensee shall not grant or purport to pledge, grant a lien or security interest in, or otherwise encumber, the Licensed Marks, nor record any security interest or encumbrance against any application or registration regarding the Licensed Marks, whether in the USPTO or elsewhere. Notwithstanding this restriction, Licensor affirms that customary commercial and private financing require asset disclosure, and that the Licensed Marks are an asset that would be disclosed during

due diligence and document review (including this Agreement). Though the actual Licensed Marks would not be encumbered, as separately owned by the Licensor, this License and related rights may become part of a bundled security for certain funding of a Project.

(5) **Insurance.** Licensee shall procure and maintain in full force and effect (A) for the entire Term, if any such policy is occurrence-based; and/or (B) for the Term plus thirty-six (36) months, if any such policy is claims-based, reasonable and customary insurance for the types of activities contemplated hereunder, with respect to each Project, including (at a bare minimum): (i) commercial general liability insurance (including liquor liability) with a per occurrence limit of at least [***] dollars ($[***]) and general aggregate limit of at least [***]dollars ($[***]), which insurance shall include personal injury liability, products/completed operations hazard, premises operations, broad form property damage, contractual liability, and employees, agents and independent contractors misconduct coverage; (ii) workers' compensation insurance in accordance with Law (e.g., the Workers' Compensation Act of the State of Nevada); (iii) business automobile liability insurance covering owned, hired and non-owned vehicles with limits of [***] dollars ($[***]) combined single limit per occurrence; (iv) property insurance covering all physical premises owned or leased by Licensee in each Project, against loss or damage by fire, and against such other risks of a similar or dissimilar nature as shall be insurable against under present or future forms of special form property insurance policies, for no less than full replacement value; (v) business interruption, extra expense and expediting expense coverage and loss of rents coverage for not less than two (2) years following an occurrence covered by a standard "all risk" property policy; and (vi) such other coverages and in such amounts as Licensor may reasonably require. All such policies shall (A) list Licensor as an additional insured; (B) be issued by a financially sound and responsible insurance company authorized to do business in the Territory, with a rating of A/ X (10) or better by the then current edition of Best's Insurance Reports. Licensee shall provide proof of such insurance coverages (x) at least five (5) days before the commencement of any construction on a Project and (y) from time to time upon Licensor's request.

B. **Advertising Materials.** All advertising and printed matter bearing the Licensed Properties shall conform to good industry practice and shall comply with all Laws. Licensee shall discontinue any marketing campaign or plan for sale of the goods and services or the use of any advertising materials if and to the extent that Licensor at any time in good faith reasonably determines that such campaign, plan or advertising material would impair the value of the Licensed Properties, or the goodwill associated with the Licensed Properties.

C. **Inspection.** Licensor shall have the right at any time during normal business hours to have access to inspect the facilities of any of the Business License locations, retail, and marketing materials for the purpose of determining whether the above quality standards (and any other binding aspects of this Agreement) are being complied with by Licensee, at no cost to Licensor. Similarly, Licensee shall have the right at any time during normal business hours to inspect the facilities of Licensor's Business locations, retail, and marketing materials for the purpose of Licensee conforming its use of the Business License to the requirements of this Agreement. All inspections hereunder shall be done (i) upon at least seven (7) days advance notice (except in the case of an emergency); (ii) in a manner reasonably calculated not to interfere with the inspectee's business or impose undue costs arising from the inspection; and (iii) comply with applicable Law, labor agreements, and safety requirements.

D. **Statements of Non-Affiliation; Affirmation of the Licensor as Founder.** As stated in Section 13, the Parties are not (among other things) partners or Affiliates. Each Party shall solely conduct its own business in its own name (or that of its Affiliates). Licensor may, in its sole discretion, require that Licensee include written statements on all advertising, promotional or marketing material using the Licensed Properties and distributed in the United States, and post signs at all physical casinos in the

Territory, and in connection with all online gaming or sportsbook websites, stating that Licensor is not affiliated with Licensee. Similarly, Licensee may, in its sole discretion, require that Licensor include written statements on all advertising, promotional or marketing material using the New Marks, and post signs at all physical casinos outside the Territory, stating that Licensee is not affiliated with Licensor. Notwithstanding this section, at all times, Licensee shall use reasonable efforts to cause Licensor, and in particular Rod "Woody" Woodruff, to be acknowledged in materials and signage (including web presence) as the "*original founder and creator of the Buffalo Chip Campground and brands*" and that brands are used with the Licensor's permission.

E.   **Nonconformance**. Should Licensor at any time reasonably determine that Licensee's uses of the Licensed Properties do not conform with the provisions of this Section 5, it shall provide written notice to Licensee providing adequate information (including which location and specific examples or evidence) to permit that Party to cure the alleged deficiency and allow Licensee a commercially reasonable time to mitigate the alleged deficiency, in any event no less than the cure period set forth in Section 11.B.

F.   **Other Items of Approval or Consultation**. The locations in the Territory for Licensee's developments under the Business License are selected at the sole discretion of the Licensee. That said, Licensee grants to Licensor the right to cooperatively work together and utilize their best efforts in development to consult, contribute ideas and directions, review and mutually approve prior to use the following elements: the name of the first location to be opened under the Business License; the master plan for the first location of Business License (including the general design, layout, renderings, interior and exterior plans, scope and scale of the first location of Business License; the general budget for the development and building costs of the first location of Business License, including the marketing plans; and, the planned uses and implementation of the Licensed Marks at such times as new uses are being launched. Licensor will also be consulted by Licensee in a good faith effort to reach mutual consent (though not required for Licensee to make timely determinations and move forward) regarding the following elements: signage of the locations; the structuring of the business that will implement and support Business License; the capital funding program; and research and development planning to expand Business License to other locations. Further review, consultation, and approvals as appropriate will be opened to Licensor when and if substantial changes are made to the master plan or usages of the Licensed Properties subsequent to the grand opening of the first location of Business License. Licensee will provide reasonable notice and approval periods to Licensor (which period defaults to no more than 14 days and no less than 10 days unless otherwise designated herein or in a subsequent notice from Licensee), including full disclosure of critical timing elements, and Licensor will use best efforts to respond to Licensee with its comments, questions or concerns so as not to cause unnecessary delays in the progress of Licensee's Business License operations. Once an element has been approved by Licensor, that same element no longer requires another approval if it is utilized in a later Business License location without substantial changes.

6.   **TRADEMARK AND COPYRIGHT NOTICES**: Licensee agrees to use such trademark and copyright notices as Licensor may reasonably require and as standard business practice (for legal purposes) in connection with the Registered Marks and registered New Marks, and Licensor agrees to use such trademark and copyright notices as Licensee may reasonably require and as standard business practice (for legal purposes) in connection with its Registered Marks and registered New Marks, for example, the encircled "®" symbol of registration, and the "©" label when displaying copyrighted content.

7.   **REGISTRATION MAINTENANCE**: Licensor shall, at Licensor's sole cost and expense, be vigilant in maintaining the registrations of the Registered Marks and any copyrighted materials to prevent them from becoming vulnerable to claims from third parties, government administrative actions (e.g., regarding noncompliance with the regulations of the USPTO or Library of Congress Copyright Office),

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or abandonment to the public domain. Licensee and Licensor agree to cooperate in administering such maintenance required of the New Marks, at Licensee's sole cost and expense for such marks it created.

8.   **REGISTRATION AND ADMINISTRATION OF NEW MARKS**: Licensor shall have the right in perpetuity to use New Marks (developed by either Party) in connection with Licensor's Business operations without compensation or remuneration to Licensee, subject to the quality control standards stated herein. Each Party shall cooperate with the other Party to effectuate the registration of any New Marks in Licensor's name with the USPTO or any trademark office in any jurisdiction, as jointly and reasonable directed by the Parties and, with respect to any New Marks which Licensee will at any time use, at Licensee's sole cost and expense. Applications for registration and maintenance thereof for any New Marks shall be conducted by an attorney licensed in the relevant jurisdiction and mutually agreed upon by both Parties. Both Parties agree not to raise or cause to be raised any question concerning or relating to the validity, ownership, or enforceability of the New Marks or to Licensee's right thereto (once approved by Licensor), on any ground whatsoever, at any time, or to challenge, oppose, or otherwise interfere with Licensee's use and/or application to register any New Marks developed by Licensee. This Section 8 may be clarified or modified by a subsequent IP Rights Administration Agreement (see Appendix I definitions), and shall survive the termination of this Agreement.

9.   **REPRESENTATIONS, WARRANTIES, & COVENANTS**:

A.   **Validity and Ownership**. Licensor, after reasonable due diligence and review, represents and warrants that the Licensed Properties (as the registered items are listed herein by Licensor on the attached Schedule 1), are exclusively owned by Licensor and that: the Licensor's Marks have not been found to be invalid or unenforceable under any applicable Law; the Registered Marks which are subject to the regulation of the USPTO are valid, subsisting, and in force; and the copyrighted properties are accurately filed and properly maintained in the records of the US Library of Congress where it was reasonable and substantially important to do so; all without any existing, known claims from third parties if not previously disclosed in writing to the Licensee. Licensor makes no representation as to use of the Registered Marks beyond the use listed with the USPTO and actual use by Licensor. Licensee acknowledges the validity of the Licensed Marks and agrees not to raise or cause to be raised any question concerning or relating to the validity, ownership, or enforceability of said marks or to the Licensor's right thereto, on any ground whatsoever, at any time, other than for material acts of willful negligence by Licensor. Subject to the foregoing, Licensor neither guarantees nor assures Licensee that the Licensor's Marks are superior to, and do not infringe on the intellectual property rights of, any third party, nor that it will be able to cause the cessation of any misappropriation or infringement of a third party. Moreover, Licensor makes no representation or warranty regarding any Unregistered I.P.

B.   **Mutual Representations, Warranties, & Covenants**. Each Party (the "**Representing Party**") hereby represents, warrants, and covenants to the other Party as of the Effective Date as follows:

(1)   **Legal Advice**. The Representing Party has received or had the full opportunity to receive independent advice from attorneys of its choice with respect to this Agreement, which is an arms' length transaction entered into by sophisticated Parties.

(2)   **Good Standing; Corporate Power**. The Representing Party is an entity duly incorporated/formed, validly existing, and in good standing under the laws of the state of its jurisdiction, with the requisite capacity, power and authority to enter into and carry out its obligations under this Agreement.



(3)   **Authorization; Enforceability; Approvals.** The Representing Party has taken all necessary statutory and corporate action to authorize the execution, delivery and performance of this Agreement and each and every other agreement, document and instrument (if any) contemplated herein. Upon full execution hereof, the Representing Party's obligations are the legal, valid and binding obligations of such Party enforceable in accordance with its terms (subject to general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws). No consent, license, permit, order, approval or authorization of any governmental authority or third party is required in connection with the execution and delivery of this Agreement.

(4)   **No Conflicts.** The execution, delivery or performance of this Agreement will not, with or without the giving of notice or passage of time: (i) violate any Law judgment, order, injunction, decree or ruling of any court or governmental authority applicable to the Representing Party; or (ii) breach the Representing Party's organizational documents.

(5)   **No Brokers.** There is no broker, agent, finder, or other intermediary entitled to a brokerage fee or similar commission with respect to the consummation by the Representing Party of this Agreement.

(6)   **No Litigation.** There is no material claim, litigation, proceeding or investigation of any kind pending (or threatened) by or against the Representing Party, nor to its knowledge is there any basis for such claim, litigation, proceeding or investigation.

(7)   **No Insolvency.** Neither the Representing Party nor, if the Representing Party is part of a larger corporate group, its direct and indirect parent legal entity(ies) (the "**Parent(s)**"), is insolvent, nor will not be rendered insolvent by the performance of this Agreement or making of any payment hereunder. Immediately after the Effective Date, the Representing Party and its Parent(s): (i) will be able to pay its/their liabilities as they become due; (ii) will not have unreasonably small capital with which to conduct its/their activities; and (iii) will have assets (at fair market value) exceeding its liabilities. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other legal proceeding under federal or state bankruptcy Law is pending against or contemplated by the Representing Party and its Parent(s).

(8)   **No Banned Parties.** Neither the Representing Party nor its Affiliates is a Federally Prohibited Person. The Representing Party is in compliance with all applicable orders, rules, regulations, and recommendations of the Office of Foreign Assets Control of the U.S. Department of the Treasury and any laws relating to terrorism or money laundering (including the U.S. Patriot Act). In this Agreement, a "**Federally Prohibited Person**" means any person: listed in the annex to, or otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and/or a person identified as or affiliated with a person designated as a terrorist, or associated with terrorism or money laundering pursuant to regulations promulgated in connection with the US Patriot Act, or with whom a regulated lender is prohibited from dealing or otherwise engaging in any transaction by any terrorism or money laundering law, who commits, threatens, or conspires to commit or supports "terrorism" as defined in the Executive order, or who is named as a "specially designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control.

C.   **Survival.** All representations and warranties of either Party in this Agreement, as well as all indemnities, shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and remain effective for a period of three (3) years following termination hereof.

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10.   **INFRINGEMENT**:

A.   **Notice of Claims or Infringements**. Each Party agrees to notify the other Party promptly (i.e., within fourteen (14) days) in a detailed writing of: (i) any suspected infringement or threatened impairment of the Licensed Properties of which it becomes aware; and, (ii) any claim made by any third party adverse to or conflicting with either Parties' use of the Licensed Properties.

B.   **Infringement Actions or Defenses**. Any infringement, unfair competition and/or dilution cause of action based on Licensor's rights in the Licensed Properties may be prosecuted or defended at Licensor's sole option. If Licensor takes action in prosecution or defense, Licensee shall cooperate fully with Licensor in the prosecution or defense of any such action without the obligation to incur any material out of pocket expenses. Licensor shall have no obligation to prosecute or defend any such cause of action, and it shall have the right to settle any such action on whatsoever terms it deems to be reasonable unless such terms harm the value and usefulness of the Licensed Properties in the Business License, in which event Licensor must seek prior consultation and written approval from Licensee, not to be unreasonably delayed or withheld. In the event that Licensor does not institute a civil action to prevent material trademark or copyright infringement, unfair competition and/or dilution of the Licensed Properties within thirty (30) days of a written request to do so by Licensee (after Licensee becomes aware of the threat), or if Licensor otherwise advises Licensee that it does not intend to file the action or to otherwise defend an action for trademark/copyright infringement, unfair competition or dilution arising out of the use of any mark or content associated with Licensor's Marks believed to be confusingly similar, Licensee may, at its option and at its sole expense, institute such proceeding or defend an action in both its name and Licensor's name. In any such action under this subparagraph, Licensee may enter any reasonable settlement or compromise of the action which shall be binding on all Parties, unless such settlement or compromise terms harm the value and usefulness of the Licensed Properties in the defined Licensor's Business (Licensor's original business on Effective Date, see Definitions in Appendix), in which event Licensee must seek prior consultation and written approval from Licensor, not to be unreasonably delayed or withheld.

C.   In any action for trademark/copyright infringement, unfair competition or dilution involving the Licensed Properties brought by Licensor, Licensee shall have the right to be represented and to actively participate in the conduct of the action at Licensee's expense. In any action for trademark/copyright infringement, unfair competition or dilution involving the Licensed Properties brought by Licensee, Licensor shall have the right to be represented and to actively participate in the conduct of the action at Licensor's expense.

D.   Each Party shall render its full cooperation and assistance to the other in any litigation involving one of the Licensed Properties.

E.   The Party bringing the action shall bear all costs, including taxable costs and expert fees and costs, except those of counsel representing the other Party.

F.   Unless otherwise directed by the court, the Party responsible for obtaining any monetary award shall have the right to recover and retain the same including the award of attorney's fees, with the exception of the recovery of lost profits of a Party or expenses advanced in the dispute resolution and validly documented, which shall be credited to the respective Party.

11. **DISPUTE RESOLUTION; BREACHES; TERMINATION:**

A. **Dispute Resolution.** Any disputes hereunder shall be exclusively brought before the State and Federal courts of the State of Nevada having competent jurisdiction over the matter; and all parties hereby irrevocably consent to the personal jurisdiction of said courts.

B. **Breaches; Cure Period.** Any non-monetary breach committed by either party shall be subject to notice by the non-breaching Party and an opportunity to cure within thirty (30) days, if the breach is logically capable of being cured. Any monetary breach committed by Licensee shall be subject to specific written notice and allowed a ten (10) day cure period. Notwithstanding. Section 11.D.(3) states specific notice and cure periods not restricted by this provision.

C. **Events of Default; Remedies.** In the event of either Party's material breach of this Agreement with no timely cure during the applicable cure period (if any), that shall constitute an "**Event of Default.**" Upon the occurrence of an Event of Default, the non-breaching Party may pursue all of its rights and remedies at Law and in equity, cumulatively, including without limitation: (i) an option to terminate this Agreement by written notice to the breaching Party; and, (ii) an option to demand specific performance; which do not preclude claims for injunctive, compensatory and other relief.

D. **Election to Terminate.**

(1) **Termination with Cause (Breach).** A non-defaulting Party may terminate in accordance with Section 11, following the occurrence of an Event of Default.

(2) **Mutual Termination.** The Parties may mutually terminate this Agreement by agreement, in accordance with the terms of any such agreement.

(3) **Delay/Failure of First Project.** See Section 2.B., above.

(4) **Other Grounds for Termination.** A Party may terminate this Agreement under any other provisions of this Agreement expressly providing for termination, if any.

E. **Effect of Termination.** Upon final and effective termination of this Agreement for any cause whatsoever, as provided in Section 11.D:

(1) The License granted herein shall immediately terminate and any amounts due and owing at termination shall be due and payable in full within ninety (90) days.

(2) Within one (1) year of any termination of this Agreement, each Party shall phase out all use by that Party of the respective Licensed Marks, and during the phase-out, each Party shall have the right to exhaust any materials then in its possession and/or on order bearing a Licensed Mark. Pursuant to Sections 3.L and 8 hereof, Licensee's rights in the New Marks shall not be affected by any termination of this Agreement and the New Marks shall continue to operate thereunder; but the Parties may discuss and mutually determine a closure and separation of the co-use arrangements of the New Marks through a plan concluded with the consent of both Parties, under Dispute Resolution procedures above.

(3) All rights that have accrued to Licensee because of its use of the Licensed Properties shall cease; provided, however, that all rights that have accrued to Licensee because of its use of the New Marks are governed by the relative provisions of this Agreement and .

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(4)   Notwithstanding the foregoing, the Parties acknowledge that this License grants Licensee the right to sublicense others to utilize the Licensed Properties only for the same authorized uses as lawfully available to Licensee. Any default by any Sublicensee shall not constitute a default by Licensee or any other Sublicensee and Licensor agrees to continue to honor and recognize such sublicense(s) so long as the Sublicensee is not itself in default to Licensor under the sublicense. Following any termination of this Agreement, Sublicensees shall have the right to continue any sublicense entered into prior to termination, provided that said Sublicensee complies with the sublicense then in effect and owing all duties and payments thereunder directly to Licensor.

12.   INDEMNIFICATION:

A.   **Mutual Indemnity**. Each Party (an "**Indemnitor**") shall indemnify and hold harmless the other Party, its Affiliates, and its and their shareholders, members, partners, owners, directors, officers, managers, controlling persons, employees, agents, legal counsel, successors, and assigns, (each, an "**Indemnitee**") from and against any losses, claims, allegations, suits, damages (including to persons and property), obligations, penalties, judgments, awards, liabilities, costs, expenses, fees, costs, disbursements, and settlements (if agreed to consistent with this Agreement), including reasonable outside attorneys' fees and costs (e.g., hired counsel, expert witness fees, costs of investigation, court costs, litigation expenses, travel expenses, collection costs and deposition costs) (collectively, "**Losses**") asserted by a third party (i.e., not a Party hereto, nor its Affiliates), and arising from or relating to: (i) any breach by the Indemnitor of this Agreement (whether or not it becomes an Event of Default); (ii) Indemnitor's actions and omissions, including activities involving Indemnitor's negligence, fraud, or willful misconduct, but excluding any Losses to the extent caused by an Indemnitee's own breach hereof or actions and omissions.

B.   **Procedures**. An Indemnitee shall immediately notify Indemnitor of any claim or other liability subject to indemnification hereunder (but a failure to timely notify shall not relieve any liability of Indemnitor except, and only to the extent, Indemnitor suffers material prejudice by reason of such failure). Indemnitor shall have the right to: (i) assume the defense of such claim and select counsel; and (ii) consent to the entry of judgment with respect to, or otherwise settle, such claim and the other Party shall cooperate in the defense or prosecution of such claim; provided, however, that no such settlement may be done without the prior written consent of the other Party if such Party would have any liability thereunder, may face licensing or regulatory repercussions, or would have to admit any fault or wrongdoing.

C.   **Capital Raises**. For the avoidance of doubt, Licensee affirms that it is the sole party with any responsibility to raise capital funding for the financing of any Business License location, and that Licensor will not have any responsibility or liability related to funding matters.

13.   NON-ASSOCIATION; NON-PARTNERSHIP.

A.   The Parties acknowledge and agree that the rights and obligations granted pursuant to this Agreement do not create any relationship between the Parties other than Licensor and Licensee. Among other things, the Parties' relationship is not that of: (i) partners in a general or limited partnership; (ii) joint venturers; (iii) Affiliates; (iv) principal/agent; (v) fiduciary/principal; or (vi) employer/employee.

B.   Any reference from time to time to either Party as a "partner" of the other or similar term is only intended to reflect the Parties' good-faith collaboration, not a legal partnership. The Parties acknowledge and agree that in no respect is Licensor sharing in, assuming, or otherwise liable for Licensee's losses or liabilities, nor does Licensor have any management rights or control in or over

Licensee's business or Projects. If either Party were deemed a general partner of the other Party (despite the application of both Parties' best efforts to prevent such result), and this created a risk of such Party becoming liable for any loss or liability of the other Party, the first Party shall have the right, in its sole discretion, with no additional cause, to modify this Agreement regarding the extent of such loss or liability, with retroactive effect (to the maximum extent permitted by applicable Law) to before any such loss or liability was incurred.

14. **ASSIGNMENT AND SUBLICENSING**:

A.   The Parties acknowledge that their business ventures and operations under the terms of this Agreement may involve new parties and entities. No assignment or transfer by a Party of any rights or responsibilities created by this Agreement shall take effect unless and until the assigning or transferring Party procures the assignee's or transferee's express written agreement to be bound in full to this Agreement. No such assignment or transfer, even if approved by the other Party, shall waive or excuse the assigning or transferring Party's obligations herein.

B.   This Agreement and the rights hereunder may be assigned in whole or in part to an Affiliate by Licensee without Licensor's approval; and to non-Affiliate third parties with Licensor's prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Licensee shall have the right to grant sublicenses from its License rights to third parties and to entities in which Licensee has an ownership interest without review or approval by Licensor.

15. **MISCELLANEOUS**:

A.   **Confidentiality**.

(1)   **Duty**. Unless the other Party's prior, written approval is obtained, no Party shall disclose the fact of this Agreement, any portions of this Agreement or any of the contents thereof, to any third party except to the extent such disclosure is required by Law or court order and the non-producing Party has a reasonable opportunity (if permitted by Law) to ensure any disclosure is subject to a protective order, motion to quash, or similar protective means. Notwithstanding the foregoing, each Party shall have the right to communicate the information to its employees, agents, financial lenders, Affiliates, and any third parties for the purpose of and to the extent necessary for carrying out its duties hereunder or in relation to the Business License, provided that each such recipient of confidential information is also bound to keep the information confidential.

(2)   **Press Releases**. Any news release, public announcement, advertisement or publicity released by any Party concerning this Agreement or the subject matter hereof shall be subject to the prior written approval of the other Party, not to be unreasonably withheld or delayed.

B.   **Survival**. Notwithstanding termination, expiration, or cancellation of this Agreement (collectively referred to in this Section as a "**Termination**"), any provision hereof which should reasonably and logically survive Termination shall survive Termination of this Agreement for a reasonable period of time (and no less than three (3) years). In addition, notwithstanding Termination of this Agreement, all provisions of this Agreement necessary to interpret the rights and obligations of the Parties prior to such termination and/or enforce the same shall survive Termination.

C.   **Waiver**. The failure of Licensor or Licensee at any time or from time to time to exercise any of their respective rights under this Agreement shall not be deemed to be a waiver of any such rights, nor shall it prevent Licensor or Licensee from subsequently asserting or exercising any of such rights.

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D.   **Severability**. The terms of this Agreement are severable. If any term is declared invalid, it shall not affect the remaining terms, which shall continue to be fully intact and binding upon the Parties. In lieu of such invalid term, there shall be added to this Agreement a term, that is valid, not void, and enforceable and is as similar (in intention and effect) to such invalid, void, or unenforceable term, as may be reasonably possible.

E.   **Governing Law**. This Agreement constitutes and shall be deemed a contract made under the laws of the State of Delaware for all purposes and shall be interpreted and enforced in accordance with such laws, without regard to its conflicts of laws jurisprudence.

F.   **Prevailing Party**. If any action, suit or proceeding is commenced under or in connection with this Agreement, including in any insolvency or bankruptcy proceeding, the losing Party (on the main issue(s)) shall pay to the prevailing Party all of the latter's reasonable and customary attorneys' fees incurred in connection therewith, together with reasonable and customary costs and expenses.

G.   **Notices**. Notices under this Agreement, to be effective, shall be in writing addressed to the other Party at the addresses above given or at any later address that is provided to the other Party, and delivered by overnight courier service, certified mail, personal/hand-delivery or through Internet mail (email) to addresses provided by the Parties and accompanied by customary documentation of delivery.

Courtesy Copies to Licensor's counsel:
Howard & Howard Attorneys PLLC
Attn: Mark J. Gardberg
3800 Howard Hughes Center, Suite 1000
Las Vegas, NV 89169
Ph: 702-667-4842; Email: mg@h2law.com

Courtesy Copies to Licensee's counsel:
W.EDWARD McLEOD, P.A.
W. Edward McLeod, Esq.
520 Folly Road, Suite P, Box 343
Charleston, SC 29412
Ph/Txt: 407-252-7723; Email: NedMcLeodEsq@gmail.com

H.   **Merger (Integration); Amendments**. This Agreement sets forth all the terms and conditions between the Parties regarding Licensee's right to use the Licensed Properties. All prior negotiations and agreements regarding the Licensed Properties are merged into this Agreement and cannot be changed or modified except as agreed to in a written document subsequently executed by a duly authorized representative of each of the Parties hereto.

I.   **No Third-Party Beneficiaries**. Nothing herein is intended or shall be construed to give to any third person (except an Indemnitee or Affiliate, where indicated) any legal or equitable right, remedy or claim under or in respect of this Agreement.

J.   **Further Assurances**. The Parties agree to do any reasonable act or thing and execute any and all reasonable documents or instruments which is or are necessary or customary to effectuate the provisions and intent of this Agreement; including any reasonable adjustments to specific terms or terms for insertion that may be required for a public offering or for acquisition of a publicly traded special purpose vehicle company shell ("**SPV**") or similar circumstances to comply with state or federal regulations or otherwise improve upon the prospects for mutual success of the Project in the course of full funding and advancing both the progress and the prospects of the Project.

K. **Force Majeure.** "**Force Majeure**" means an event beyond a Party's reasonable control which prevents that Party from performing an act required hereunder, during the time when such performance is required, and consists of the following events: labor disputes, civil commotion, war, warlike operation, sabotage, terrorist act(s), governmental regulations or control, fire or other casualty, inability to obtain any materials, or to obtain fuel or energy, weather or other acts of God, epidemic/pandemic, famine, disease, plague, quarantine and other health risks, and similar immobilizing events beyond the control of any Party. Force majeure does not consist of a Party's financial inability. Whenever an event of Force Majeure prevents a Party's performance and written notice is given as early as possible to the other Party, that Party's performance shall be extended by a period equal to the number of days during which Force Majeure prevents performance.

L. **Nondisturbance.**

(1) At all times both Parties agree to interact with each other in a professional manner, resolving their differences (if any) through regular business channels and not in the common areas of the Project sites observable by customer guests, Sublicensees, or third-party tenants, or such to interfere, impede or negatively impact day-to-day ongoing business at any Project site.

(2) In the same good faith and professional commitment, the Parties agree to be diligent in observing the conditions stated above in Sec.11.E and 15.A regarding the management, exposure and resolution of any dispute hereunder (if any).

(3) For the avoidance of doubt, nothing in this Section 15.L shall limit any Party's enforcement of this Agreement or prosecution of any claims arising out of or relating hereto, nor otherwise constitute a direct or indirect waiver of its rights and remedies with respect to any breach hereof.

M. **Document Construction**. No provision hereof shall be construed for or against a Party based on the extent to which such Party or its counsel drafted or revised that provision. Each Party has reviewed this Agreement and consulted with counsel. Personal pronouns shall be construed as though of the gender and number required by the context, and the singular shall include the plural and vice versa as required by context. Any use of the term "including" shall be deemed to state "including without limitation." The captions of Agreement sections are for convenience only and do not modify such provisions.

[Signatures on following page.]

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N. **Counterparts**. This Agreement may be entered into in multiple counterparts, all of which constitute one Agreement. Signatures may be delivered by facsimile, email, or DocuSign/Adobe (or similar) software with the same force and effect as originals.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

"LICENSOR"
BUFFALO CHIP CAMPGROUND, LLC
A South Dakota limited liability company

By: Rod Woodruff
Rod Woodruff, Manager

"LICENSEE"
DOUBLE RAINBOW, LLC
a Delaware limited liability company

By: Mark Advent
Mark Advent, Manager

final

APPENDIX I

A. DEFINITIONS

"**Affiliate**": a person or entity that directly, or indirectly owns or controls, is owned or controlled by, or is under common ownership or control with, either Party.

"**Business License**": by this Agreement, the grant of all commercially useful aspects of the Licensed Properties, Licensor's Marks, and New Marks, to include but not be limited to: design, develop, finance, build, own and operate (or have a third party operate that would be mutually agreed upon by the Parties) one or more destination-resort style Buffalo Chip locations in the Territory (each a "**Project**"), which may contain a casino, hotel, motel, spa, pool(s), embedded and stand-alone restaurants, bars, entertainment and performance venues (seated and not), multifunction events venue, cigar lounge, galleries, first-aid health and fitness centers, wedding chapels, media theatre, video arcade betting parlor(s), car/bike/boat/trailer wash and detail facilities, RV park, campground, commercial retail merchandise spaces (including gift shops), branded merchandise goods, resort and guest activity services, private members club, lounges, night clubs, beach/sports clubs, pools, day clubs, retail, gas/diesel and/or electric vehicle station, mechanics shop, convenience stores, liquor and/or packaged alcohol, beer and wine store, salons and tattoo/piercing studios (parlors), and other residential and leisure operations (including rental motor courts, condominiums, apartments, vacation clubs, RV parks, campgrounds, "tiny homes," vacation and/or timeshare units, exhibition space, etc.).

Within the Business License, Licensor also specifically grants Licensee the exclusive right to develop "Games" for promoting the Project business on a National territory scale, and to include international world-wide territory if available and when such Games are ready for international launch. (In this definition, "Game" or "Games" is defined to include (without limitation) sweepstakes, scratch-offs, prize/no prize competitions, trivia games, lotteries, giveaways, bid auctions, Bingo-variety group games, vacation/holiday sweepstakes, electronic gaming (with or without story and characters), online gaming with and without bets, games of skill, games of chance, guessing games, sporting games and sports betting, and similar games.) All Game activities shall be designed, operated and reported by Licensee in compliance with all applicable municipal, state, federal, commission statutes, regulations and oversight, and where and when applicable select international jurisdictions targeted for launch, in addition to any available business permitted in the state of location and similar uses and applications later invented.

No gentlemen's club (or other "adult"-oriented business) or cannabis dispensary shall be included in any Project without Licensor's prior, written consent (in its sole discretion). Projects are not required to contain any particular use within the definition of Business License but rather the selection of uses for each Project shall be in the Parties' mutual discretion, unless otherwise stated herein.

"**F&B**": food and beverage.

"**GAAP**": generally accepted accounting principles.

"**Games Revenue Participation**": at [***]% of Gross Revenues received after adjustment for direct arms' length third-party costs, distributed as member profits administered and held in a separate Games entity in which Licensor is a [***]% equity member/owner.

"**Grand Opening**": the date the Project is first opened to the public for full business operations and promoted as the "Grand Opening" of that Business License location.

"**Gross Sales**" or "**Gross Revenues**": shall mean, for the applicable period, the total amount of revenue (subject to the limitations set forth in this Agreement), computed on an accrual basis and in accordance with GAAP, consistently applied, derived from the actual sales of the item(s) and/or service(s) for which the Gross Sales term is used, with no deductions or setoffs except as indicated herein.

"**Licensed Properties**": Licensor's Marks and New Marks altogether with copyrights (registered and unregistered) under the administration of Licensor that utilize Licensor's Marks, and other brand related properties listed on Schedule 1, attached, and any use or exploitation that is lawfully permitted, and as may be cooperatively administrated by the mutually agreed terms of an "**IP Rights Administration Agreement**" subsequently drafted and executed by the Parties (permitted and required to be attached to this Agreement post-execution, if and when such document is executed).

"**Licensor's Business**": the design, ownership, operations, merchandising and marketing elements of the existing variety of business which include (but are not limited to) (i) a landmark entertainment destination with amenities such as RV park, campgrounds and tent spaces, amphitheater, food and beverage outlets, bars, retail outlets, exhibition spaces, music festivals (including the "Sturgis Buffalo Chip"), and other entertainment functions, principally located at BUFFALO CHIP CAMPGROUND at 20622 FORT MEADE WAY, BUFFALO CHIP (MEADE COUNTY), SOUTH DAKOTA 57785 but having other current and future locations as well; and (ii) Buffalo Chip Spirits.

"**Licensor's Marks**": all right, title and interest in and to the United States Patent and Trademark Office ("USPTO") Registered Marks, Unregistered I.P., New Marks, and any use or exploitation that is lawfully permitted, which also includes any copyrightable content associated with said marks (collectively, the "**Licensed Marks**").

"**Nevada Project**": The first Project opened in the State of Nevada, affirmed by Licensee as required to contain a casino and hotel/motel, and other uses relative to Business License Projects as mutually approved by the Parties, and planned to hold and actually opened with [***] or more slot machines on the floor. Subsequent Projects in Nevada (if any) may or may not contain a casino or hotel, or maybe stand-alone ("spin-off") restaurants, dependent upon Licensee's operating business feasibility analysis of a particular site.

"**New Marks**": all modifications and derivative adaptations of the Licensor's Marks and other marks developed by either Party useful to the granted purpose of the Business License after the Effective Date, including marks developed, administered and registered (or not) by Licensee during the Term, such as: marks comprised of all or part of the Licensor's Marks and used in connection with previously used or new goods, services and properties, plus those new marks comprised of subject matter that is not in use by Licensor as a mark, branded item or protected property of any kind prior to the Effective Date. New Marks also include any new copyrightable content associated with Licensor's Marks or the New Marks. New Marks developed by Licensee shall not be used until approved by Licensor, such approval by Licensor not to be unreasonably withheld, delayed, or conditioned; and New Marks developed by Licensor during the Term will be made available to Licensee under this License for potential use in the Business License properties.

"**Registered Marks**": marks registered (or pending, or on the secondary register) in the USPTO and owned by Licensor at the time of the Effective Date, any additional marks already in use by Licensor or mutually agreed to become registered marks by Licensor prior to the Effective Date relating to Licensor's Business that are subsequently registered during the Term; to include, (and as may be limited by their respective registrations) all of the marks listed in Schedule 1 and noted therein as "registered," and, the

22

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marks "[***]" and "[***]" along with their respective Internet domain platforms.

"Retail Stores": branded retail attraction store, kiosk, or other merchandise sales and/or promotional opportunities onsite or online (e-commerce) at any Business License location, which stores may sell branded and non-branded merchandise, services and goods; including merchandise items from the Licensed Properties or branded with the Licensed Marks as approved by Licensor on a case-by-case basis within the terms and conditions of this Agreement.

"Term": The License shall be for a term of ninety-nine years (99 years) and shall be automatically renewed for similar successive terms upon the last day of the then expiring Term period subject to the Licensee being in good standing, unless mutually terminated sooner by the parties or pursuant to the provisions of this Agreement.

"Territory": The License territory shall secure and open the United States to Licensee for potential Project sites for the duration of the Term, and such territory grant will be exclusive to Licensee for a continuous period of ten (10) years (120 months) from the date of the Grand Opening of the first Project subject to the conditions stated in Section 2. Notwithstanding said Territory exclusive:

- Licensor explicitly reserves all rights in the following states, which are not subject to license by this Agreement: [***], [***], [***], [***], [***], and [***] (Licensor's exclusive states);

- in addition, on a temporary basis pending mutual discussions and agreement after the first Grand Opening, Licensee agrees not to exploit the Rights and Licensed Properties in the State of [***] (see also Section 2 regarding exclusivity and conditions); and

- pursuant to the second paragraph of the "Business License" definition above, Licensor shall have national, and potentially worldwide, rights with respect to Games.

"Unregistered I.P.": unregistered marks, copyrights and trade properties used in the United States by Licensor for the Licensor's Business (e.g., business dress and design, operations guides, clothing, badges, signage, logos, names, business content (slogans, historical narratives, marketing catch-phrases, labels, and similar items), menu food and drink items, identifying graphics and photographs, original marketing audio and video recordings, other specific identifying properties, games and rules, and similar items) at the time of the Effective Date, all to the extent the same is unregistered, constitutes intellectual property, and is owned by Licensor; such Unregistered I.P. may include, for example (not precluding some aspects of these items may be registered IP), the Water Tower, Buffalo Sculpture (metal), Big Engine Bar, the Amphitheatre, and others, all as more specifically described in Schedule 1. For the avoidance of doubt, Licensor is only licensing Unregistered I.P. to the extent it has intellectual property rights in such property.

(End of Appendix 1)

APPENDIX II

ILLUSTRATED CHART OF PROJECT EQUITY ENTITIES



LICENSOR
100% LICENSOR
LICENSEE
LICENSE HOLDING COMPANY
100% LICENSEE
DEVELOPMENT, MANAGEMENT AND / OR CAPITAL RAISE FEES EARNED BY LICENSEE
[***]% LICENSEE AND / OR TO ITS ASSIGNEE
SBC ENTERPRISES
ENTITY
PARENT HOLDING COMPANY
[***]% LICENSOR [***]% LICENSEE
SWEEPSTAKES + CONTEST
ANCILLARY BUSINESS
RV PARKS + RECREATION
ENTERTAINMENT
RETAIL + MERCHANDISE
CASINO + HOTELS
ON-LINE GAMING
RESTAURANTS + TAVERNS
NEW BUSINESS DEVELOPMENT
CURRENTLY NOT CONTEMPLATED
SUCH AS DEVELOPING AND / OR SUBLICENSING GAMING SLOT MACHINES
SUB LICENSE FEES OR PARTICIPATION
[***]% LICENSOR [***]% LICENSEE

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SCHEDULE 1
"LICENSED PROPERTIES"

Registered Marks:

Mark	Reg. / Ser. No.	Goods/Services
	U.S. 4174673	Class 43: Providing campground facilities
	U.S. 4223201	Class 41: Entertainment services in the nature of concerts and live music performances
STURGIS BUFFALO CHIP	U.S. 7189690	Class 43: Providing campground facilities
STURGIS BUFFALO CHIP	U.S. 7351179	Class 41: Provision of information relating to live performances, road shows, live stage events, theatrical performances, live music concerts and audience participation in such events
STURGIS BUFFALO CHIP	U.S. 7351178	Class 25: Collared shirts; T-shirts; Short-sleeved or long-sleeved t-shirts
STURGIS BUFFALO CHIP	U.S. 97494177	Class 33: Bourbon; Gin; Vodka; Whisky; Distilled spirits
STURGIS BUFFALO CHIP	U.S. 98571461	Class 43: Hotel accommodation services; Hotel accommodation, restaurant and bar services; Providing hotel accommodation; Provision of hotel accommodation; Residential hotel accommodation services
STURGIS BUFFALO CHIP	U.S. 98571510	Class 41: Casinos; Conducting and providing facilities for casino gaming contests and tournaments; Entertainment services, namely, casino gaming; Gaming services in the nature of casino gaming; Providing casino facilities
BUFFALO CHIP	U.S. 2195554	Class 42: campgrounds
BUFFALO CHIP	U.S. 98863446	Class 25: Shirts; Collared shirts; Polo shirts; T- shirts; Short-sleeved or long-sleeved t-shirts
BUFFALO CHIP	U.S. 98863480	Class 25: Coats; Hats; Pants; Shorts; Sweat pants; Heavy jackets; Long jackets; Motorcycle jackets; Shell jackets
BUFFALO CHIP	U.S. 98863527	Class 30: Sauce; Sauces; Sauces for barbecued meat; Edible sauces; Grilling sauces; Herb sauces
BUFFALO CHIP GAZETTE	U.S. 2285345	Class 16: Newspapers in the field of entertainment and recreation
	U.S. 5076885	Class 9: Downloadable software in the nature of a mobile application for a database of motorcyclist approved businesses; Downloadable mobile applications for a database of motorcyclist approved businesses

25

Mark	Reg. / Ser. No.	Goods/Services
STURGIS CHIP	U.S. 3346565	Class 25: T-shirts; collared shirts Class 43: Providing campground facilities
STURGIS CHIP	U.S. 3270854	Class 26: Ornamental novelty pins; cloth patches for clothing
Sturgis	U.S. 4007124	Class 25: Short-sleeved or long-sleeved t-shirts Class 43: Providing campground facilities
Sturgis BUFFALO CHIP RACES	U.S. 6994283	Class 41: Entertainment in the nature of automobile races; Entertainment in the nature of motorcycle and automobile races; Entertainment services in the nature of automobile racing and exhibitions; Entertainment services in the nature of organizing bicycle racing and exhibitions
THE CHIP	U.S. 4361505	Class 43: Providing campground facilities
WELCOME HOME BIKERS	U.S. 6073250	Class 25: T-shirts; Graphic T-shirts; Short- sleeved or long-sleeved t-shirts
MOTO STAMPEDE	U.S. 5190320	Class 41: Entertainment in the nature of live performances by motorcyclists; Entertainment services in the nature of presenting live musical performances; Entertainment services in the nature of presenting live musical performances; Presentation of live show performances; Presentation of musical performances
STURGIS RIDER RENDEZVOUS	U.S. 4349887	Class 14: Lapel pins; Ornamental lapel pins; Ornamental pins; Pins being jewelry
STURGIS RIDER RENDEZVOUS	U.S. 4349885	Class 41: Providing campground facilities
STURGIS RIDER RENDEZVOUS	U.S. 4357449	Class 43: Arranging and conducting of concerts; Entertainment in the nature of live performances by musicians; Entertainment in the nature of visual and audio performances by musicians; Entertainment in the nature of visual and audio performances, namely, musical band, rock group, gymnastic, dance, and ballet performances; Entertainment services by a musical artist and producer, namely, musical composition for others and production of musical sound recordings; Entertainment services in the nature of live musical performances; Entertainment services in the nature of presenting live musical performances; Entertainment services in the nature of live musical performances; Entertainment, namely, live music concerts; Entertainment, namely, live performances by a musical band; Entertainment, namely, live performances by musical bands; Entertainment, namely, live performances by rock groups; Presentation of live show performances
STURGIS RIDER RENDEZVOUS	U.S. 7189690	Class 43: Providing campground facilities
STURGIS RIDER RENDEZVOUS	U.S. 4349886	Class 25: Athletic shirts; Shirts; Short-sleeved or long-sleeved t-shirts; Short-sleeved shirts; T-shirts; T-shirts for men and women; Tee shirts; Wearable garments and clothing, namely, shirts
THE BEST PARTY ANYWHERE	U.S. 4742969	Class 41: Entertainment in the nature of live performances by musical acts; Entertainment services in the nature of live audio performances by musical acts; Entertainment services in the nature of live musical performances; Entertainment, namely, live music concerts
CAMP ZERO	U.S. 5657962	Class 41: T-shirts; Graphic T-shirts; Hoodies; Short-sleeved or long-sleeved t-shirts

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Mark	Reg. / Ser. No.	Goods/Services
CAMP ZERO	U.S. 5657963	Class 43: Providing campground facilities
CHIP HAPPENS	U.S. 3170224	Class 25: short sleeve and long sleeve t-shirts, sweatshirts, and hats
STURGIS RIDER CAFE	U.S. 2882158	Class 42: providing food or drink prepared for consumption, as such services are typically rendered by restaurants, self-service restaurants, canteens, etc
STURGIS RIDER	U.S. 2703302	Class 16: publication, namely a magazine in the field of motorcycles, motorcycling, and related topics
STURGIS RIDER	U.S. 4348429	Class 16: Publication, namely, a newspaper in the field of motorcycles, motorcycling, and related topics
STURGIS RIDER	U.S. 3904903	Class 25: Short-sleeved or long-sleeved t-shirts
STURGIS RIDER CAMPGROUND	U.S. 2889558	Class 42: Providing campground facilities
RIDE FREE. TAKE RISKS.	U.S. 3657663	Class 25: Short-sleeved shirts, long sleeved shirts, jackets, sweatshirts, hoodies, caps, hats, pants, shorts
STURGIS RIDER FRIENDLY ESTABLISHMENTS	U.S. 5019556	Class 9: Downloadable software in the nature of a mobile application for a database of motorcyclist approved businesses; Downloadable mobile applications for a database of motorcyclist approved businesses
STURGIS RIDER FRIENDLY ESTABLISHMENTS	U.S. 6774891	Class 9: Downloadable mobile applications for a database of motorcyclist approved businesses; Downloadable software in the nature of a mobile application for a database of motorcyclist approved businesses
STURGIS RIDER FRIENDLY ESTABLISHMENT	U.S. 6775033	Class 35: Providing consumer product recommendations; Providing consumer product recommendations in the field of motorcyclist approved businesses; Providing recommendations of service providers to consumers for commercial purposes; Providing recommendations on motorcyclist approved businesses to consumers for commercial purposes
STURGIS RIDER FRIENDLY ESTABLISHMENT	U.S. 4948345	Class 35: Promoting the goods and services of others; Providing an on-line commercial information directory on the internet; Providing an on-line computer database featuring trade information in the field of motorcyclist approved businesses; Providing an on-line computer database in the field of business information and business contacts; Providing an on-line searchable database featuring business information and business contacts
STURGIS RIDER FRIENDLY ESTABLISHMENT	U.S. 6774892	Class 35: Promoting the goods and services of others; Providing an on-line commercial information directory on the internet; Providing an on-line computer database featuring trade information in the field of motorcyclist approved businesses; Providing an on-line computer database in the field of business information and business contacts; Providing an on-line searchable database featuring business information and business contacts

Mark	Reg. / Ser. No.	Goods/Services
~~STURGIS RIDER FRIENDLY ESTABLISHMENT~~	~~U.S. 6774892~~	~~Class 35: Promoting the goods and services of others; Providing an on-line commercial information directory on the internet; Providing an on-line computer database featuring trade information in the field of motorcyclist approved businesses; Providing an on-line computer database in the field of business information and business contacts; Providing an on-line searchable database featuring business information and business contacts~~
STURGIS RIDER TV ALL ACCESS	U.S. 4401778	Class 38: Audio and video broadcasting services over the Internet

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STURGIS RALLY INFORMATION CENTER	U.S. 5823671	Class 35: Providing consumer information and related news in the field of and related to Sturgis Rally
STURGIS RALLY INFORMATION CENTER	U.S. 98413965	Class 35: Providing consumer information and related news in the field of and related to Sturgis Rally
LARGEST MUSIC FESTIVAL IN MOTORCYCLING	U.S. 5208334	Class 41: Entertainment services in the nature of presenting live musical performances; Entertainment services in the nature of presenting live musical performances; Presentation of live show performances; Presentation of musical performances
BIKER BELLIES	U.S. 4157702	Class 36: Charitable fundraising
LEGENDS RIDE	U.S. 3482878	Class 36: Charitable fund raising services
BY BIKERS FOR BIKERS	U.S. 4886834	Class 25: Graphic T-shirts; Shirts; Short-sleeved or long-sleeved t-shirts; T-shirts; Tee shirts
BY BIKERS FOR BIKERS	U.S. 4886833	Class 16: Posters
WELCOME HOME BIKERS	U.S. 4901027	Class 43: Providing campground facilities
BIKINI BEACH	U.S. 98571672	Class 41: Providing recreational areas in the nature of children's play areas; Providing recreational areas in the nature of play areas for children
CROSSROADS AT THE BUFFALO CHIP	N/A	Unregistered. Common law rights (if any), only.
LEGENDARY BUFFALO CHIP CAMPGROUND	N/A	Unregistered. Common law rights (if any), only.

Registered Copyrights:

See attached. Note that the copyrighted materials listed therein only constitute Licensed Properties if (i) pursuant to the definition of "Licensed Properties" in Annex I hereto, such copyrights "utilize Licensor's Marks" and (ii) the current owner is Licensor or one of its Affiliates.

Type of Work: Visual Material

Registration Number /

VA0001926809 / 2014-09-05

Date:

Application Title: 75th Anniversary Logo Banner.

Title: 75th Anniversary Logo Banner.

Description: Electronic file (eService)

Copyright Claimant: Buffalo Chip Campgrounds, LLC. Address: 20622 131st Avenue, Sturgis, SD, 57785, United States.

Date of Creation: 2014

Date of Publication: 2014-08-13

Nation of First Publication: United States

Authorship on Application: Buffalo Chip Campgrounds, LLC, employer for hire; Citizenship: United States. Authorship: text, photograph(s), 2-D artwork.

Rights and Permissions: Jeffrey E Jacobson, The Jacobson Firm, P.C., 347 Fifth Avenue, Suite #810, New York, NY, 10016, United States, (212) 683-2001, jeffrey@jacobsonfirm.com

final



Copyright Note:	C.O. correspondence.
	Regarding author information: Short phrases, names and titles not copyrightable. 37 CFR 202.1.
Names:	Buffalo Chip Campgrounds, LLC

Type of Work:	Visual Material
Registration Number / Date:	VA0001711199 / 2010-04-07
Application Title:	Sturgis Buffalo Chip motorcycle logo 2010.
Title:	Sturgis Buffalo Chip motorcycle logo 2010.
Description:	Electronic file (eService)
Copyright Claimant:	Buffalo Chip Campgrounds, LLC, Transfer: By written agreement. Address: 20622 131st Avenue, Sturgis, SD, 57785, United States.
Date of Creation:	2010
Date of Publication:	2010-03-15
Nation of First Publication:	United States
Authorship on Application:	Buffalo Chip Campgrounds, LLC, employer for hire; Domicile: United States; Citizenship: United States. Authorship: 2-D artwork.
Rights and Permissions:	Jeffrey E Jacobson, 60 Madison Avenue, Suite #1026, New York, NY, 10010, United States, (212) 691-5630, (516) 295-7689, jejesq@aol.com
Names:	Buffalo Chip Campgrounds, LLC

Relevance:	▉▉
Type of Work:	Visual Material
Registration Number / Date:	VA0001702867 / 2010-02-03
Application Title:	Sturgis Buffalo Chip buffalochip.com backdrop.
Title:	Sturgis Buffalo Chip buffalochip.com backdrop.
Description:	Electronic file (eService)
Copyright Claimant:	Buffalo Chip Campground, LLC, Transfer: By written agreement. Address: 20622 131st Avenue, Sturgis, SD, 57785.
Date of Creation:	2010
Date of Publication:	2010-02-01
Nation of First Publication:	United States
Authorship on Application:	Buffalo Chip Campground, LLC, employer for hire; Citizenship: United States. Authorship: 2-D artwork.

Jeffrey E Jacobson, 60 Madison Avenue, Suite #1026, New York, NY, 10010, (212)
691**Rights and Permissions:**
5630, (516) 295-7689, jeffrey@thefirm.com

Names: Buffalo Chip Campground, LLC

Relevance:

Type of Work: Visual Material

Registration Number / Date: VA0001690824 / 2009-02-06

Application Title: Sturgis 82 Buffalo Chip Picnic.

Title: Sturgis 82 Buffalo Chip Picnic.

Description: Electronic file (eService)

Copyright Claimant: Buffalo Chip Campground, LLC, Transfer: staff. Address: 20622 131st Avenue, Sturgis, SD, 57785, United States.

Date of Creation: 1982

Date of Publication: 1982-07-07

Nation of First Publication: United States

Authorship on Application: Buffalo Chip Campground, LLC, employer for hire; Citizenship: United States. Authorship: 2-D artwork.

Rights and Permissions: Jeffrey E Jacobson, Jacobson &Colfin, PC, 60 Madison Avenue, Suite #1026, New York, NY, 10010, (212) 691-5630, (516) 295-7689, jeffrey@thefirm.com

Names: Buffalo Chip Campground, LLC

Relevance:

Type of Work: Motion Picture

Registration Number / Date: PAu003404093 / 2008-02-11

Application Title: Buffalo Chip Recording 2006 Event and 2007 Event.

Title: Buffalo Chip Recording 2006 Event and 2007 Event.

Description: 20 videodiscs (DVD)

Copyright Claimant: Buffalo Chip Campground, LLC. Address: P.O. Box 909, Belle Fourche, SD 57717-0909.

Date of Creation: 2007

Authorship on Application: Buffalo Chip Campground, LLC, employer for hire; Citizenship: United States. Authorship: motion picture.

Copyright Note: C.O. correspondence.

Names: Buffalo Chip Campground, LLC

Visual Material

Relevance:

Type of Work:	VA0001633837 / 2007-10-22
Registration Number / Date:	CHIP BUFFALO.
Application Title:	CHIP.
Title:	Photoprint of cut-out sculpture, 1 p.
Description:	Rod Woodruff. Address: P.O. Box 909, Belle Fourche, SD 57717-0909
Copyright Claimant:	2007
Date of Creation:	2007-09-10
Date of Publication:	United States
Nation of First Publication:	CHIP BUFFALO SCULPTURE
Alternative Title on Application:	Rod Woodruff; Citizenship: United States. Authorship: 3-Dimensional
Authorship on Application:	sculpture.
Names:	Woodruff, Rod

Relevance:	
Type of Work:	
Registration Number / Date:	▉▉
Title:	Visual Material
Description:	VAu000752091 / 2007-03-05
Copyright Claimant:	Chip happens guitar.
Date of Creation:	2-dimensional drawings.
Authorship on Application:	Buffalo Chip Campground, LLC
Copyright Note:	2007 artwork: Mike Sanborn, 1955-. C.O. correspondence. Cataloged from appl. only.
Names:	Sanborn, Mike, 1955- Buffalo Chip Campground, LLC

Relevance:	▉	
Type of Work:	Visual Material	
Registration Number / Date:	VA0001310847 / 2005-03-02	
Title:	Sturgis ; Sturgis buffalo chip.	
Description:	Art reproduction.	
Copyright Claimant:	Rod Woodruff, 1946- (author of a work made for hire)	
Date of Creation:	2005	
Date of Publication:	2005-02-01	
Copyright Note:	Cataloged from appl. only.	
Other Title:	Sturgis buffalo chip.	
Names:	Relevance:	▉▉
	Type of Work:	Visual Material

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	Registration Number / Date:	VA0000881383 / 1997-08-01
	Application Title:	Buffalo Chip Campground logo.
	Title:	Buffalo Chip Campground.
	Description:	Reproduction of drawing.
	Copyright Claimant:	Rod Woodruff (author of a work made for hire)
	Date of Creation:	1996
	Date of Publication:	1997-07-12
	Names:	Woodruff, Rod

Relevance:

Type of Work: Sound Recording

Registration Number /

SR0000822925 / 2018-06-20

Relevance:	
Type of Work:	Sound Recording
Date:	
Application Title:	Twentieth Century Fox (1999 / Live at Buffalo Chip Campground, Sturgis, SD) - ISRC: GB5KW1499777.
Title:	Twentieth Century Fox (1999 / Live at Buffalo Chip Campground, Sturgis, SD) - ISRC: GB5KW1499777.
Description:	Electronic file (eService)
Copyright Claimant:	BMG Rights Management (US) LLC, Transfer: By written agreement. Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.
Date of Creation:	2017
Date of Publication:	2018-05-04

Nation of First Publication:	United States	
Authorship on Application:	Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.	
Names:	Sanctuary Records Group Ltd., a BMG Company BMG Rights Management (US) LLC	

Registration Number / Date:	SR0000822925 / 2018-06-20	
Application Title:	Twentieth Century Fox (1999 / Live at Buffalo Chip Campground, Sturgis, SD) ISRC: GB5KW1499777.	
Title:	Twentieth Century Fox (1999 / Live at Buffalo Chip Campground, Sturgis, SD) ISRC: GB5KW1499777.	
Description:	Electronic file (eService)	
Copyright Claimant:	BMG Rights Management (US) LLC, Transfer: By written agreement. Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.	
Date of Creation:	2017	
Date of Publication:	2018-05-04	
Nation of First Publication:	United States	
Authorship on Application:	Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.	
Names:	Sanctuary Records Group Ltd., a BMG Company	
	Relevance:	
	Type of Work:	Sound Recording
	Registration Number / Date:	SR0000822932 / 2018-06-20
	Application Title:	Wild-Eyed Southern Boys (1999 / Live at Buffalo Chip Campground, Sturgis, SD) ISRC: GB5KW1499776.
	Title:	Wild-Eyed Southern Boys (1999 / Live at Buffalo Chip Campground, Sturgis, SD)

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	Description:	Electronic file (eService)
	Copyright Claimant:	(BMG Rights Management (US) LLC, Transfer: By written agreement. Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.
	Date of Creation:	2017
	Date of Publication:	2018-05-04
	Nation of First Publication:	United States

	Authorship on Application:	Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.
	Names:	Sanctuary Records Group Ltd., a BMG Company
		BMG Rights Management (US) LLC
Relevance:	▮	
Type of Work:	Sound Recording	
Registration Number / Date:	SR0000822929 / 2018-06-20	
Application Title:	Rockin' Into the Night (1999 / Live at Buffalo Chip Campground, Sturgis, SD) SRC: GB5KW1499772.	
Title:	Rockin' Into the Night (1999 / Live at Buffalo Chip Campground, Sturgis, SD)	
Description:	Electronic file (eService)	

Copyright Claimant:	BMG Rights Management (US) LLC, Transfer: By written agreement. Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.	
Date of Creation:	2017	
Date of Publication:	2018-05-04	
Nation of First Publication:	United States	
Authorship on Application:	Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.	
Names:	Sanctuary Records Group Ltd., a BMG Company	
	Relevance:	
	Type of Work:	Sound Recording
	Registration Number / Date:	SR0000822911 / 2018-06-20
	Application Title:	Fantasy Girl (1999 / Live at Buffalo Chip Campground, Sturgis, SD) ISRC: GB5KW1499774.
	Title:	Fantasy Girl (1999 / Live at Buffalo Chip Campground, Sturgis, SD) ISRC: GB5KW1499774.
	Description:	Electronic file (eService)
	Copyright Claimant:	BMG Rights Management (US) LLC, Transfer: By written agreement. Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.
	Date of Creation:	2017
	Date of Publication:	2018-05-04
	Nation of First Publication:	United States

35



	Authorship on Application:	Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.
	Names:	Sanctuary Records Group Ltd., a BMG Company
		BMG Rights Management (US) LLC

Relevance: ▮▮

Type of Work: Sound Recording

Registration Number / Date: SR0000822931 / 2018-06-20

Application Title: Back Where You Belong (1999 / Live at Buffalo Chip Campground, Sturgis, SD) - ISRC: GB5KW1499773.

Title: Back Where You Belong (1999 / Live at Buffalo Chip Campground, Sturgis, SD)

Description: Electronic file (eService)

Copyright Claimant: BMG Rights Management (US) LLC, Transfer: By written agreement. Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.

Date of Creation: 2017

Date of Publication: 2018-05-04

Nation of First Publication: United States

Authorship on Application: Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.

Names: Sanctuary Records Group Ltd., a BMG Company
BMG Rights Management (US) LLC

Labeled View

If I'd Been the One (1999 / Live at Buffalo Chip Campground, Sturgis, SD)

Relevance:	▮		
Type of Work:	Sound Recording		
Registration Number / Date:	SR0000822927 / 2018-06-20		

Application Title:	f I'd Been the One (1999 / Live at Buffalo Chip Campground, Sturgis, SD) - SRC: GB5KW1499775.	
Title:	f I'd Been the One (1999 / Live at Buffalo Chip Campground, Sturg s, SD)	
Description:	Electronic file (eService)	
Copyright Claimant:	BMG Rights Management (US) LLC, Transfer: By written agreement. Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.	
Date of Creation:	2017	
Date of Publication:	2018-05-04	
Nation of First Publication:	United States	
Authorship on Application:	Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.	
Names:	Sanctuary Records Group Ltd., a BMG Company	
	Relevance:	[redacted]
	Type of Work:	Motion Picture
	Registration Number / Date:	PAu003807014 / 2016-09-06
	Application Title:	Kid Rock: Live From Buffalo Chip.
	Title:	Kid Rock: Live From Buffalo Chip : 8/22/2013.
	Description:	Videocassette (Betacam SP) ; 1/2 in.
	Copyright Claimant:	Country Music Television, Inc. Address: 1515 Broadway, New York, NY, 10036, United States.
	Date of Creation:	2013
	Authorship on Application:	Country Music Television, Inc., employer for hire; Domicile: United States. Authorship: entire motion picture.



		preexisting music, Preexisting Content.
Pre-existing Material:		
Basis of Claim:		all other cinematographic material.
Names:		Country Music Television, Inc.

Relevance:
Type of Work: Visual Material
Registration Number / Date: VA0001964150 / 2015-05-29
Application Title: "Welcome Home Bikers" Poster.
Title: "Welcome Home Bikers" Poster.
Description: Electronic file (eService)
Copyright Claimant: Buffalo Chip Campground, LLC. Address: 20622 131st Avenue, Sturgis, SD, 57785, United States.
Date of Creation: 2004
Date of Publication: 2004-05-02
Nation of First Publication: United States
Authorship on Application: Buffalo Chip Campground, LLC, employer for hire; Citizenship: United States. Authorship: 2-D artwork.
Rights and Permissions: Jeffrey E Jacobson, The Jacobson Firm, P.C., 347 Fifth Avenue, Suite #810, New York, NY, 10016, United States, (212) 683-2001, jeffrey@jacobsonfirm.com
Names: Buffalo Chip Campground, LLC

Relevance:
Type of Work: Visual Material
Registration Number / Date: VA0001964011 / 2015-05-29
Application Title: "Welcome Home Bikers".
Title: "Welcome Home Bikers".
Description: Electronic file (eService)
Copyright Claimant: Buffalo Chip Campground, LLC. Address: 20622 131st Avenue, Sturgis, SD, 57785, United States.
Date of Creation: 2003
Date of Publication: 2003-06-02
Nation of First Publication: United States

final

Authorship on Application: Buffalo Chip Campground, LLC, employer for hire; Citizenship: United States. Authorship: sculpture.

Rights and Permissions: Jeffrey E Jacobson, The Jacobson Firm, P.C., 347 Fifth Avenue, Su te #810, New York, NY, 10016, United States, (212) 683-2001, jeffrey@jacobsonfirm.com

Names: Buffalo Chip Campground, LLC

Relevance:

Type of Work: Visual Material

Registration Number / Date: VA0001858030 / 2013-01-29

Application Title: "Spirit Of The Ride" Design.

Title: buffalo chip 2013 the legendary sturgis.

Description: Electronic file (eService)

Copyright Claimant: Buffalo Chip Campground, LLC, Transfer: By written agreement. Address: 20622 131st Avenue, Sturgis, SD, 57785, United States.

Date of Creation: 2013

Date of Publication: 2013-01-28

Nation of First Publication: United States

Authorship on Application: Rod Woodruff, employer for hire; Domicile: United States; Citizenship: United States. Authorship: 2-D artwork.

Rights and Permissions: Jeffrey E Jacobson, The Jacobson Firm, P.C., 347 Fifth Avenue, Suite #810, New York, NY, 10016, United States, (212) 683-2001, (212) 683-2001, jeffrey@jacobsonfirm.com

Copyright Note: C.O. correspondence.

Names: Woodruff, Rod

Buffalo Chip Campground, LLC

Sturgis Buffalo Chip Skull Logo.

Relevance:

Type of Work: Visual Material

Registration Number / Date: VA0001794423 / 2011-10-20

Application Title: Sturgis Buffalo Chip Skull Logo.

Title: Sturgis Buffalo Chip Skull Logo.

Description: Electronic file (eService)

Copyright Claimant: Buffalo Chip Campground, LLC. Address: 20622 131st Avenue, Sturgis, SD, 57785, United States.

Date of Creation: 2009

Date of Publication: 2009-03-01

Nation of First Publication: United States

39

MA

R

Authorship on Application:	Buffalo Chip Campground, LLC, employer for hire; Domicile: United States; Citizenship: United States. Authorship: 2-D artwork.
Rights and Permissions:	Jeffrey E Jacobson, The Jacobson Firm, P.C., 60 Madison Avenue, Suite #1026, New York, NY, 10010, (212) 683-2001, jeffrey@jacobsonfirm.com
Names:	Buffalo Chip Campground, LLC

██

Relevance:	
Type of Work:	Visual Material
Registration Number / Date:	VA0001756298 / 2009-11-24
Application Title:	Welcome Home Bikers.
Title:	Welcome Home Bikers.
Description:	Electronic file (eService)
Copyright Claimant:	Buffalo Chip Campground, LLC, Transfer: By written agreement. Address: 20622 131st St., Sturgis, SD, 57785.
Date of Creation:	2009
Date of Publication:	2009-07-10
Nation of First Publication:	United States
Authorship on Application:	Buffalo Chip Campground, LLC, employer for hire; Domicile: United States; Citizenship: United States. Authorship: text, 2-D artwork.

Jeffrey E Jacobson, 60 Madison Avenue, Suite #1026, New York, NY, 10010, (212) 691-5630, **Rights and Permissions:**

(516) 295-7689, jeffrey@thefirm.com

Regarding author information: Short phrases, names and titles not copyrightable. 37 CFR

Copyright Note:

202.1.

Buffalo Chip Campground, LLC

Rebel to Rebel (1999 / Live at Buffalo Chip Campground, Sturgis, SD) -...

Relevance:	
Type of Work:	Sound Recording
Registration Number / Date:	SR0000822919 / 2018-06-20

Rebel to Rebel (1999 / Live at Buffalo Chip Campground, Sturgis, SD) **Application Title:**

ISRC: GB5KW1499779.

Rebel to Rebel (1999 / Live at Buffalo Chip Campground, Sturgis, SD) **Title:**

ISRC: GB5KW1499779.

Description:	Electronic file (eService)

BMG Rights Management (US) LLC, Transfer: By written agreement.

Copyright Claimant: Address: 1745 Broadway, 19th Floor, New York, NY, 10019, United States.

Date of Creation: 2017

Names:

Date of Publication: 2018-05-04

Nation of First Publication: United States

Authorship on Application: Sanctuary Records Group Ltd., a BMG Company, employer for hire; Domicile: not known; Citizenship: not known. Authorship: sound recording.

Names: Sanctuary Records Group Ltd., a BMG Company
BMG Rights Management (US) LLC
(*End of Schedule*)